Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-128171

PROXY STATEMENT	PROSPECTUS
FALLS BANK	SKY FINANCIAL GROUP, INC.
for the Special Meeting of Shareholders to be held on	for the issuance of up to 549,580 common shares
October 28, 2005

PROPOSED ACQUISITION OF FALLS BANK BY SKY FINANCIAL GROUP, INC.

THROUGH THE MERGER OF FALLS INTERIM SAVINGS BANK INTO FALLS BANK

Your vote is very important

As you may know, Falls Bank and Sky Financial Group, Inc. have entered into an Agreement and Plan of Merger dated June 21, 2005, pursuant to which Sky Financial will acquire Falls. To facilitate the acquisition, Sky Financial will form an interim savings bank which will then merge into Falls. As a result of this merger, Falls will become a wholly-owned subsidiary of Sky Financial. Falls and Sky Financial are enthusiastic about this merger, which will create a $15.3 billion financial services organization with over 290 financial centers serving communities in Ohio, Pennsylvania, Michigan, Indiana and West Virginia.

The Board of Directors of Falls believes that the proposed merger is in the best interests of Falls and its shareholders and recommends that you vote FOR the adoption of the merger agreement and the approval of the merger. The affirmative vote of the holders of a majority of the issued and outstanding Falls common shares entitled to vote at the Falls special meeting is required to adopt the merger agreement and to approve the merger.

If we complete the merger, each outstanding common share of Falls will be converted into either:

•	$17.50 in cash, or

•	A number of Sky Financial common shares based upon an exchange ratio of (i) $17.50 divided by (ii) the average closing price of a Sky Financial common share (symbol: SKYF) on the Nasdaq National Market for the ten trading days immediately preceding the fifth trading day prior to the effective date of the merger.

The merger will involve an election process whereby shareholders of Falls will be entitled to elect to receive cash, Sky Financial common shares, or a combination of cash and Sky Financial common shares, at the rates described above. A proration mechanism will be implemented to assure that 81% of the outstanding Falls common shares will be exchanged for Sky Financial common shares and 19% of the outstanding Falls common shares will be exchanged for cash, subject to adjustment for cash paid in lieu of fractional Sky Financial common shares. Consequently, there is no assurance that you will receive the form of consideration (cash versus stock) that you elect to receive in exchange for your Falls common shares. If you fail to make a valid election by the election deadline, you will not be able to elect the form of consideration that you will receive in the merger.

On September 23, 2005, the last practicable trading day for which information was available prior to the date of this document, the closing market price of Sky Financial common shares (symbol: SKYF) on the Nasdaq National Market was $27.95 per share.

The acquisition of Falls by Sky Financial involves some risks. See “ Risk Factors” beginning on page 14.

Whether or not you plan to attend the Falls special shareholders’ meeting, please complete and mail to us the enclosed proxy card. Not voting will have the same effect as voting against the adoption of the merger agreement and the approval of the merger. We urge you to read carefully the accompanying proxy statement/prospectus, which contains a detailed description of the merger, the merger agreement and related matters.

Rodney W. Vargo	Marty E. Adams
President and Chief Executive Officer	President and Chief Executive Officer
Falls Bank	Sky Financial Group, Inc.

The securities to be issued under this proxy statement/prospectus are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Savings Association Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this proxy statement/prospectus or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

This document is dated September 27, 2005, and is being first mailed to shareholders on or about September 28, 2005.

Additional Information

This document incorporates important business and financial information about Sky Financial from other documents that are not included or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at www.sec.gov or by requesting them from W. Granger Souder, Jr., Corporate Secretary, Sky Financial Group, Inc., 221 South Church Street, Bowling Green, Ohio 43402 (telephone number: 419-327-6300). To learn more about the information incorporated by reference and how to request documents, see pages 16-18. In order to ensure timely delivery of the documents, any requests should be made no later than five business days before the October 28, 2005, special meeting of the shareholders of Falls. Accordingly, requests should be received by us by October 21, 2005.

Falls Bank

3087 Graham Road

Stow, Ohio 44224

(330) 673-4300

Notice of Special Meeting of Shareholders

To the Shareholders of Falls Bank:

Notice is hereby given that a special meeting of the shareholders of Falls Bank will be held on October 28, 2005, at 1:00 p.m., local time, at 3087 Graham Road, Stow, Ohio 44224, for the following purposes:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of June 21, 2005, as amended by the First Amendment dated as of September 7, 2005, by and between Falls Bank and Sky Financial Group, Inc., a copy of which is attached, and to approve the acquisition of Falls by Sky Financial through the merger of Falls Interim Savings Bank with and into Falls Bank. In the merger, each outstanding common share of Falls will be converted into either (a) $17.50 in cash or (b) a number of Sky Financial common shares based upon an exchange ratio of (i) $17.50, divided by (ii) the average closing price of a Sky Financial common share (symbol: SKYF) on the Nasdaq National Market for the ten trading days immediately preceding the fifth trading day prior to the effective date of the merger.

2.	To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting. The Board of Directors is unaware of any other business to come before the special meeting.

Holders of record of Falls common shares at the close of business on September 26, 2005, the record date, are entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the special shareholders’ meeting. To vote your shares, you may complete and return the enclosed proxy card. If you are a holder of record, you also may cast your vote in person at the special shareholders’ meeting.

By order of the Board of Directors of Falls Bank

Wayne M. Rice
Secretary

Stow, Ohio

September 27, 2005

i

(Continued)

ANNEXES:
Annex A	Agreement and Plan of Merger, as amended
Annex B	Fairness Opinion
Annex C	Dissenters’ Rights under Sections 1701.84 and 1701.85 of the Ohio Revised Code

ii

QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND MERGER

Q:	How will Sky Financial acquire Falls?

A:	Sky Financial will form an interim savings bank, Falls Interim Savings Bank, to facilitate the acquisition of Falls. Falls Interim Savings Bank will then merge with and into Falls, with Falls surviving the merger. As a result of the merger, Falls will become a wholly-owned subsidiary of Sky Financial.

Q:	Why are Sky Financial and Falls proposing the acquisition and merger?

A:	Falls believes that shareholder value will be enhanced as a result of the acquisition by Sky Financial. Sky Financial believes that the acquisition will benefit its shareholders because the acquisition will enable Sky Financial to expand its presence in the markets currently served by Falls, strengthen the competitive position of the combined organization, generate cost savings and enhance other opportunities for Sky Financial.

Q:	What will I receive in the merger?

A:	As a result of the consummation of the merger, each outstanding common share of Falls will be converted into either (a) $17.50 in cash or (b) a number of Sky Financial common shares based upon an exchange ratio of (i) $17.50, divided by (ii) the average closing price of a Sky Financial common share (symbol: SKYF) on the Nasdaq National Market for the ten trading days immediately preceding the fifth trading day prior to the effective date of the merger.

Q:	Can I elect the type of consideration that I will receive in the merger?

A:	Yes. Subject to the allocation procedures described in this document, you will have an opportunity to elect to receive all cash, all Sky Financial common shares, or a combination of cash and Sky Financial common shares in exchange for your Falls common shares. Under the terms of the merger agreement, however, a maximum of 81% of the Falls common shares will be exchanged for Sky Financial common shares and a maximum of 19% will be exchanged for cash, subject to adjustment for cash paid in lieu of fractional Sky Financial common shares.

Q:	Will I receive the form of consideration I elect to receive?

A:	Not necessarily. There is no assurance that you will receive the form of consideration you elect with respect to the Falls common shares you own. This is because the merger agreement requires that, in the aggregate, 81% of the outstanding Falls common shares will be exchanged for Sky Financial common shares and 19% of the outstanding Falls common shares will be exchanged for cash, subject to adjustment for cash paid in lieu of fractional Sky Financial common shares. Therefore, if the election process results in an oversubscription of stock or cash, Sky Financial will cause the exchange agent to allocate the consideration paid to shareholders between stock and cash following certain allocation procedures described on pages 35-36.

Q:	What do I need to do now?

A:	Just mail your signed and dated proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the meeting to vote on the adoption of the merger agreement and the approval of the merger. The Falls special shareholders’ meeting will take place at 1:00 p.m. on October 28, 2005, at 3087 Graham Road, Stow, Ohio 44224. The Falls Board recommends that you vote FOR the adoption of the merger agreement and the approval of the merger.

Q:	When should I send in my stock certificates?

A.	Please do not send in your stock certificates with your proxy card. Shortly after you receive this proxy statement/prospectus, Falls will mail you an Election Form/Letter of Transmittal that you should use to (a) elect the form of merger consideration that you wish to receive and (b) surrender your Falls common share certificates to the exchange agent. Sky Financial’s Shareholder Relations Department will be the exchange agent for the transaction. After you surrender your Falls common share certificate(s) for cancellation to the exchange agent, together with a completed Election Form/Letter of Transmittal and any other documents the exchange agent reasonably requests, you will be entitled to receive the number of whole Sky Financial common shares and the cash that you have the right to receive under the merger agreement. You should not surrender your certificates for exchange until you receive the Election Form/Letter of Transmittal and instructions from Falls. For additional information, see “The Merger Agreement—Surrender of Certificates” starting on page 36.

Q:	Is my vote needed to approve the merger?

A:	The affirmative vote of the holders of a majority of the Falls common shares outstanding and entitled to vote at the Falls special meeting is required to adopt the merger agreement and to approve the merger. A majority of the issued and outstanding Falls common shares must be present at the meeting in person or by proxy for the vote adopting the merger and agreement and approving the merger to be valid.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. Just send in a later-dated, signed proxy card before the meeting or attend the meeting in person and vote. You may send a new proxy card to the following address: 3087 Graham Road, Stow, Ohio 44224, Attention: Wayne M. Rice.

Q:	If I do not favor the merger, what are my rights?

A:	If you are a Falls shareholder as of the September 26, 2005, record date and you do not vote in favor of the adoption of the merger agreement and the approval of the merger, you will have the right under Section 1701.85 of the Ohio Revised Code to demand the fair cash value for your Falls common shares. The right to make this demand is known as “dissenters’ rights.” To perfect your dissenters’ rights, you must deliver to Falls a written demand for payment of the fair cash value of your Falls common shares and otherwise comply strictly with all of the requirements of Ohio Revised Code Section 1701.85. You must state in your notice the amount that, in your opinion, is the fair cash value of your Falls common shares. Your written demand must be delivered to Falls not later than 10 days after the Falls special meeting scheduled for October 28, 2005. For additional information on your dissenters’ rights, see “The Merger - Rights of Dissenting Falls Shareholders” on page 32 and the text of Sections 1701.84 and 1701.85 of the Ohio Revised Code attached to this document as Annex C.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as practicable. We expect to complete the merger by November 1, 2005, assuming shareholder approval and all applicable governmental approvals have been received by that date and all conditions precedent to the merger have been satisfied or, to the extent permitted by applicable law, waived.

SUMMARY

Because this is a summary, it does not contain all the information that may be important to you. You should read carefully this entire document and its annexes and all other documents to which this document refers before you decide how to vote. For a description of the documents to which this document refers, you should review “Where You Can Find More Information” on pages 17-18.

The Merger

The merger agreement, as amended, attached as Annex A to this document, is incorporated by reference into this document. We encourage you to read the merger agreement because it is the legal document that governs the merger.

What Falls’ Shareholders Will Receive in the Merger (see pages 33-37)

Falls shareholders will receive in exchange for each Falls common share either (a) $17.50 in cash or (b) a number of Sky Financial common shares based upon an exchange ratio of (i) $17.50, divided by (ii) the average closing price of a Sky Financial common share (symbol: SKYF) on the Nasdaq National Market for the ten trading days immediately preceding the fifth trading day prior to the effective date of the merger. Sky Financial will not issue fractional shares in the merger. Instead, each Falls shareholder who otherwise would be entitled to receive a fraction of a Sky Financial common share will receive cash in an amount equal to the product of the fractional Sky Financial common share and the average closing price of Sky Financial common shares over a specified period preceding the effective date of the merger. Also, each Sky Financial common share issued in the merger will include an associated preferred share purchase right under Sky Financial’s existing shareholder rights plan that will not be evidenced by a separate certificate.

Sky Financial shareholders will continue to own their shares in Sky Financial. Falls will become a wholly-owned subsidiary of Sky Financial upon the merger of Falls Interim Savings Bank with and into Falls Bank. Sky Financial anticipates that Sky Bank, a wholly-owned subsidiary of Sky Financial, will merge with Falls within 75 days following the merger.

You May Elect to Receive All Sky Financial Common Shares, All Cash or a Mixture of Sky Financial Common Shares and Cash (see pages 33-35)

You may elect to receive in exchange for your Falls common shares: all Sky Financial common shares, all cash, or a mixture of Sky Financial common shares and cash. However, the merger agreement provides that a maximum of 81% of the Falls common shares will be exchanged for Sky Financial common shares, and a maximum of 19% of Falls common shares will be exchanged for cash, subject to adjustment for cash paid in lieu of fractional Sky Financial common shares. Therefore, you cannot be assured of receiving the form of consideration that you elect with respect to all of your Falls common shares. If shareholder elections result in an oversubscription of cash or Sky Financial common shares, certain procedures for allocating cash and Sky Financial common shares will be followed in order to achieve the aggregate mix of consideration required by the merger agreement. See “The Merger Agreement—Allocation” beginning on page 35.

Approximately one month prior to the anticipated time of completion of the merger, you will receive an election form with instructions for making your election as to the form of consideration you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger Agreement—Election Procedures” beginning on page 33. If you do not make a valid election by the election deadline, you will be deemed to have made a non-election, as a result of which you will be treated as having elected all Sky Financial common shares, all cash or any combination of Sky Financial common shares and cash (at the rates described above) at the discretion of Sky Financial and as determined in accordance with the merger agreement.

Dissenters’ Rights for Falls Shareholders (see page 32)

Under Ohio law, if you do not vote in favor of the merger between Falls and Falls Interim Savings Bank, you may demand that Falls pay you the fair cash value for your shares. The right to make this demand is known as “dissenters’ rights.” Falls shareholders exercising their dissenters’ right must comply strictly with the procedures specified in Sections 1701.84 and 1701.85 of the Ohio Revised Code. Falls shareholders who want to exercise their dissenters’ rights must not vote in favor of the merger agreement at the Falls special shareholders’ meeting and must send a written demand for payment for their Falls common shares within 10 days after the Falls special shareholders’ meeting. See “The Merger—Rights of Dissenting Falls Shareholders” and the text of Sections 1701.84 and 1701.85 of the Ohio Revised Code attached to this document as Annex C.

Cash Payment for Falls Stock Options (see page 37)

Each option to purchase Falls common shares that is outstanding and unexercised at the time of the merger will be terminated in exchange for a cash payment in an amount equal to the product of (a) the excess, if any, of $17.50 over the exercise price of the option and (b) the number of Falls common shares subject to the option.

Market Price Information (see pages 10-11)

Sky Financial common shares are listed on the Nasdaq National Market under the symbol “SKYF.” The following table presents trading information for the Sky Financial common shares on June 21, 2005 and September 23, 2005. June 21, 2005 was the last full trading day prior to our announcement of the signing of the merger agreement. September 23, 2005 was the last practicable trading day for which information was available prior to the date of this document. You should read the information presented below in conjunction with the “Comparative Market Value Data” on pages 10-11.

Sky Financial Common Shares (“SKYF”)
June 21, 2005	$28.20
September 23, 2005	$27.95

Falls common shares have never been traded on an exchange. No established trading market for Falls common shares exists. However, Falls is aware that its common shares have been traded through the Akron office of Robert W. Baird & Co. (“Baird”). Falls has historically referred potential buyers and sellers of Falls common shares to Baird, which maintained a list of potential buyers and matched sellers with these buyers. When a trade was consummated, Baird generally orally advised Falls’ President or Chief Operating Officer of the price per share. Solely on the basis of transactions of which Falls has been made aware, the trade dates and price per share of Falls common stock traded over the past ten quarters were as follows:

	Falls Common Shares
	Trade Date	Price
First Quarter 2003	January 22, 2003	$10.00
Second Quarter 2003	(no trading activity)	—
Third Quarter 2003	(no trading activity)	—
Fourth Quarter 2003	October 2, 2003	$10.00
First Quarter 2004	March 29, 2004	$10.00
Second Quarter 2004	April 8, 2004	$10.00
Third Quarter 2004	(no trading activity)	—
Fourth Quarter 2004	October 30, 2004	$10.50
First Quarter 2005	February 24, 2005	$10.50
Second Quarter 2005	May 26, 2005	$10.50

You should read the information presented above in conjunction with the “Comparative Market Value Data” on pages 10-11.

Federal Income Tax Consequences of the Merger (see pages 28-30)

We intend that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that, accordingly, for federal income tax purposes no gain or loss will be recognized by Falls, Sky Financial or Falls Interim Savings Bank as a result of the merger. The obligation of Falls to consummate the merger is conditioned on the receipt by Falls of an opinion of its counsel, Vorys, Sater, Seymour and Pease LLP, dated as of the effective date of the merger, substantially to the effect that:

•	the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code; and

•	no gain or loss will be recognized by shareholders of Falls who receive solely Sky Financial common shares in exchange for Falls common shares, other than the gain or loss to be recognized as to cash to be received in lieu of fractional Sky Financial common shares.

Falls shareholders who exercise dissenters’ rights and receive cash for their Falls common shares will generally recognize gain or loss for federal income tax purposes.

All Falls shareholders should read carefully the description under “The Merger—Material Federal Income Tax Consequences,” and should consult their own tax advisors concerning these matters.

Dividend Policy (see page 32)

Under the merger agreement, Falls is not allowed to declare, pay or set aside for payment any dividend to Falls shareholders. Following completion of the merger, former Falls shareholders receiving Sky Financial common shares as part of the merger consideration will receive, as Sky Financial shareholders, dividends declared by Sky Financial on its common shares.

Opinion of Falls’ Financial Advisor (see pages 23-27)

The Falls Board received the opinion of its financial advisor, Keefe, Bruyette & Woods, Inc., that the consideration under the merger agreement is fair to Falls shareholders from a financial point of view. For its financial advisory services provided to Falls, Keefe, Bruyette & Woods, Inc. has been paid a fee of $25,000 as of the date of this document and will be paid an additional fee at the time of closing of the merger such that the total fees paid to KBW will equal 0.80% of the aggregate transaction value.

The full text of this fairness opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the reviews undertaken, is attached as Annex B to this document. We encourage you to read this opinion in its entirety.

What Will Happen to Sky Financial and Falls at the Time of the Merger? (see page 33)

Sky Financial will form an interim savings bank, Falls Interim Savings Bank, to facilitate the acquisition of Falls. Falls Interim Savings Bank will then merge with and into Falls, with Falls surviving the merger. As a result of the merger, Falls will become a wholly-owned subsidiary of Sky Financial. Sky Financial anticipates that Sky Bank, a wholly-owned subsidiary of Sky Financial, will merge with Falls within 75 days following the merger.

Ownership of Sky Financial Following the Merger

As a result of the merger, we estimate that Falls shareholders will own approximately 0.3% of the outstanding Sky Financial common shares.

Board of Directors and Management of Sky Financial and Falls Following the Merger (see page 27)

We expect that the current Sky Financial Board of Directors and management will remain in place after the merger. We expect that the Board of Directors of Falls will be replaced by Sky Financial at the time of the merger, but that the management of Falls will remain in place until Sky Bank merges with Falls.

Interests of Falls’ Executive Officers and Directors in the Merger (see pages 27-28)

In considering the recommendation of the Falls Board to vote in favor of the adoption of the merger agreement and the approval of the merger, you should be aware that two executive officers of Falls (both of whom are also directors) have entered into agreements that provide for change in control benefits in connection with the merger. Rodney W. Vargo, a director and the President and Chief Executive Officer of Falls, is a party to an employment agreement with Sky Financial that provides for severance benefits for up to a maximum of twelve months following the merger if his employment is terminated under certain circumstances. Wayne M. Rice, a director and the Executive Vice President, Chief Operating Officer and Secretary of Falls, is a party to a Management Severance Agreement with Falls that provides for severance benefits in connection with the merger. In addition, some of the directors and officers of Falls own options to purchase Falls common shares that, if unexercised at the time of the merger, will be exchanged for cash, along with all other Falls stock options unexercised and outstanding at the time of the merger. Furthermore, certain directors of Falls, or their affiliates, have interests that may be affected by the merger as borrowers from Falls. The Falls Board was aware of these interests of their executive officers and directors and considered them, among other things, in approving the merger agreement and the related transactions. Please refer to pages 27-28 for more information about the employment and change in control agreements and the conversion of these stock options.

In addition, following the merger, Sky Financial will indemnify the directors and officers of Falls for some events occurring before the merger, including some events that are related to the merger agreement, and Sky

Financial will purchase directors’ and officers’ liability insurance for the directors and officers of Falls for a period of three years after the merger (subject to cost limitations described in the merger agreement).

Conditions to the Merger (see pages 37-38)

The completion of the merger depends upon satisfying a number of conditions, including the following, some of which may be waived as allowed by law:

•	accuracy of the representations and warranties made in the merger agreement;

•	performance of obligations by Sky Financial and Falls under the merger agreement;

•	adoption of the merger agreement and approval of the merger by Falls’ shareholders;

•	receipt of required governmental approvals and expiration or termination of all applicable statutory waiting periods relating to the merger;

•	absence of any injunction or other order by any court or other governmental entity that would prohibit or prevent the merger;

•	effectiveness of the registration statement filed with the Securities and Exchange Commission relating to the issuance of Sky Financial common shares in the merger; and

•	receipt of a tax opinion and fairness opinion by Falls.

Termination of the Merger Agreement (see page 41)

We can mutually agree to terminate the merger agreement before we complete the merger.

In addition, either Falls or Sky Financial can terminate the merger agreement under the circumstances described on page 41.

Termination Fee (see pages 41-42)

Falls will pay to Sky Financial a termination fee of $400,000 (approximately 3% of the aggregate transaction value based on the $17.50 per-share consideration to be paid to Falls shareholders) if the merger agreement is terminated upon the occurrence of specified events. Generally, Falls must pay the termination fee if:

•	the merger agreement is terminated either (a) by Sky Financial or Falls because the Falls shareholders fail to adopt the merger agreement, (b) by Sky Financial because of a breach by Falls of one or more of the covenants or agreements contained in the merger agreement that individually or together would have a material adverse effect on Falls or its ability to consummate the merger, or (c) by Sky Financial because the Falls Board fails to take action to convene the special meeting or because the Falls Board has failed to recommend the adoption of the merger agreement to the Falls shareholders and prior to such termination, an acquisition proposal with respect to Falls is publicly announced, publicly proposed or commenced by a party other than Sky Financial, and within 18 months of terminating the merger agreement pursuant to item (a), (b) or (c) above, Falls enters into an acquisition agreement with a party other than Sky Financial providing for a merger, reorganization, business combination or similar transaction; or

•	the merger agreement is terminated by Falls because the Falls Board elects to enter into a definitive written agreement with a third party concerning a transaction that the Falls Board determines to be a superior acquisition proposal.

Regulatory Matters (see page 31)

Sky Financial has filed the required applications with the Federal Reserve System, the Ohio Division of Financial Institutions and the Federal Deposit Insurance Corporation to obtain approval for (i) the merger and

(ii) the formation of Falls Interim Savings Bank for the sole purpose of facilitating its acquisition of Falls. Prior to completing the merger, all waiting periods imposed by any governmental entity must have expired.

Accounting Treatment (see page 30)

The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States of America.

Vote Required (see page 20)

The affirmative vote of the holders of a majority of the issued and outstanding Falls common shares entitled to vote at the Falls special meeting is required to adopt the merger agreement and to approve the merger.

As of September 26, 2005, directors and executive officers of Falls and their respective affiliates beneficially owned an aggregate of 314,572 Falls common shares, including unexercised stock options, amounting to 41.96% of the issued and outstanding Falls common shares on that date (adjusted to account for the effect of the unexercised stock options).

Listing of Sky Financial Common Shares (see page 31)

Sky Financial will list the Sky Financial common shares to be issued in the merger on the Nasdaq National Market under the trading symbol “SKYF.”

Comparison of Certain Rights of Shareholders (see pages 44-52)

The rights of holders of Sky Financial common shares are currently governed by federal law, Ohio law and Sky Financial’s articles of incorporation and code of regulations. The rights of holders of Falls common shares are similarly governed by federal law, Ohio law and by Falls’ articles of incorporation, constitution and bylaws. When the merger is completed, we anticipate that most holders of Falls common shares will become holders of Sky Financial common shares.

See pages 44 through 52 to learn more about the similarities and material differences between the rights of holders of Sky Financial common shares and the rights of holders of Falls common shares.

The Companies

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

(419) 327-6300

Sky Financial is a diversified financial services holding company headquartered in Bowling Green, Ohio. Sky Financial’s commercial banking affiliate is Sky Bank, which maintains its principal place of business in Salineville, Ohio.

At June 30, 2005, Sky Financial had total consolidated assets of approximately $15.2 billion and total shareholders’ equity of approximately $1.5 billion. For the year ended December 31, 2004, Sky Financial’s return on average total assets was 1.43% and its return on average common shareholders’ equity was 15.75%.

On November 30, 2004, Sky Financial completed its acquisition of Prospect Bancshares, Inc. (Worthington, Ohio), and its wholly-owned subsidiary, Prospect Bank (Columbus, Ohio). The acquisition provided Sky Financial with an additional $211 million in assets and four full-service offices in the Columbus, Ohio market. These assets are reflected in Sky Financial’s year end financial statements.

On June 1, 2005, Sky Financial completed its acquisition of Belmont Bancorp. (Bridgeport, Ohio) and its wholly-owned subsidiary, Belmont National Bank (Wheeling, West Virginia). The acquisition provided Sky Financial with an additional $297 million in assets and twelve full-service offices in Belmont, Harrison and Tuscarawas Counties in Ohio and Ohio County in West Virginia. These assets are reflected in Sky Financial’s quarterly financial statements for the period ended June 30, 2005

Sky Financial common shares are traded on the Nasdaq National Market under the trading symbol “SKYF.”

Falls Bank

3087 Graham Road

Stow, Ohio 44224

(330) 673-4300

Falls is an Ohio state-chartered savings bank headquartered in Stow, Ohio. Falls does not have a parent company or any subsidiaries.

At June 30, 2005, Falls had total assets of approximately $81.8 million and total shareholders’ equity of approximately $7.5 million. For the year ended December 31, 2004, Falls’ return on average assets was 0.42% and its return on average equity was 4.50%.

Falls common shares are not publicly traded on an exchange.

Our Reasons for the Merger

The Falls Board has concluded that the merger is fair to and in the best interests of the Falls shareholders primarily because the merger will enhance shareholder value.

Sky Financial believes the merger will benefit its shareholders because the merger will enable Sky Financial to expand its presence in the markets currently served by Falls, strengthen the competitive position of the combined organization, generate cost savings and enhance other opportunities for Sky Financial. The combined organization will be able to serve its customers through over 290 financial centers serving communities in Ohio, Pennsylvania, Michigan, Indiana and West Virginia.

To review our reasons for the merger in detail, as well as how we came to agree on the merger, see pages 21 through 23.

Recommendation of the Falls Board

The Falls Board believes that the merger is in your best interests and recommends that you vote FOR the proposal to adopt the merger agreement and to approve the merger.

Special Meeting

The Falls Special Meeting of Shareholders (see pages 19-20)

If you are a Falls shareholder, you are entitled to vote at the special meeting if you owned Falls common shares as of the close of business on September 26, 2005. As of September 26, 2005, a total of 705,459 votes were eligible to be cast at the Falls special meeting. At the special meeting, the shareholders will consider and vote upon a proposal to adopt the merger agreement and to approve the merger. The special meeting will be held at 1:00 p.m., local time, on October 28, 2005, at 3087 Graham Road, Stow, Ohio 44224.

The affirmative vote of the holders of a majority of the issued and outstanding Falls common shares entitled to vote at the special meeting is required to adopt the merger agreement and to approve the merger.

Comparative Market Value Data

Sky Financial common shares began trading on the Nasdaq National Market under the trading symbol “CICS” as of June 1, 1993, when Sky Financial was known as Citizens Bancshares, Inc. On October 2, 1998, in connection with the merger of Citizens Bancshares, Inc. and Mid Am, Inc. and pursuant to a name change from Citizens Bancshares, Inc. to Sky Financial Group, Inc., the Nasdaq National Market trading symbol for Sky Financial common shares was changed to “SKYF.”

The information presented in the following table reflects the last reported sale prices for Sky Financial on June 21, 2005, the last full trading day prior to our public announcement of the merger and on September 23, 2005, the last practicable trading day for which information was available prior to the date of this document. No assurance can be given as to what the market price of Sky Financial common shares will be if and when the merger is consummated.

Sky Financial Group, Inc.

Market Value of Sky Financial Common Shares

Sky Financial
June 21, 2005	$28.20
September 23, 2005	$27.95

Falls common shares have never been traded on an exchange. No established trading market exists for Falls common shares. However, Falls is aware that its common shares have been traded through the Akron office of Robert W. Baird & Co. (“Baird”). Falls has historically referred potential buyers and sellers of Falls common shares to Baird, which maintained a list of potential buyers and matched sellers with these buyers. When a trade was consummated, Baird generally orally advised Falls’ President or Chief Operating Officer of the price per share. Solely on the basis of transactions of which Falls has been made aware, the trade dates and price per share of Falls common stock traded over the past ten quarters were as follows:

Falls Bank

Market Value of Falls Common Shares

	Trade Date	Price
First Quarter 2003	January 22, 2003	$10.00
Second Quarter 2003	(no trading activity)	—
Third Quarter 2003	(no trading activity)	—
Fourth Quarter 2003	October 2, 2003	$10.00
First Quarter 2004	March 29, 2004	$10.00
Second Quarter 2004	April 8, 2004	$10.00
Third Quarter 2004	(no trading activity)	—
Fourth Quarter 2004	October 30, 2004	$10.50
First Quarter 2005	February 24, 2005	$10.50
Second Quarter 2005	May 26, 2005	$10.50

Selected Financial Data of Sky Financial (Historical)

The following table sets forth selected consolidated historical financial data of Sky Financial and has been derived from its consolidated financial statements. The information is only a summary, and you should read it together with Sky Financial’s consolidated historical financial statements and related notes contained in the annual reports and other information that Sky Financial has filed with the Securities and Exchange Commission. See “Incorporation by Reference” on page 16 and “Where You Can Find More Information” on pages 17-18.

	For the Year Ended December 31,					For the six months ended June 30
	2000	2001	2002	2003	2004	2004	2005
	(In thousands, except per share and ratio data)
Income Statement Data:
Interest income	$624,924	$619,873	$576,397	$594,063	$661,943	$297,048	$394,623
Interest expense	322,219	302,988	235,162	202,820	210,632	92,558	142,616

Net interest income	302,705	316,885	341,235	391,243	451,311	204,490	252,007
Provision for credit losses	17,794	27,384	37,659	34,125	37,660	17,685	36,717

Net interest income after provision for credit losses	284,911	289,501	303,576	357,118	413,651	186,805	215,290
Non-interest income	112,841	124,388	147,984	178,898	203,417	93,018	102,988
Non-interest expense	219,462	221,523	253,700	307,186	356,524	160,801	199,276

Income from continuing operations before income taxes	178,290	192,366	197,860	228,830	260,544	119,022	119,002
Income taxes	57,357	63,714	65,712	76,150	85,344	38,869	39,056

Income from continuing operations	120,933	128,652	132,148	152,680	175,200	80,153	79,946
Income (loss) from discontinued operations net of tax	(6,560)	(7,989)	(4,341)	3,937	19,155	18,725	—

Net income	$114,373	$120,663	$127,807	$156,617	$194,355	$98,878	$79,946

Per Share Data (A):
Basic income from continuing operations	$1.43	$1.56	$1.58	$1.70	$1.76	$0.86	$0.75
Basic income (loss) from discontinued operations	(0.08)	(0.10)	(0.05)	0.05	0.19	0.20	—
Basic net income	1.35	1.46	1.53	1.75	1.95	1.06	0.75
Diluted income from continuing operations	1.42	1.55	1.57	1.69	1.74	0.85	0.75
Diluted income (loss) from discontinued operations	(0.08)	(0.10)	(0.05)	0.04	0.19	0.20	—
Diluted net income	1.35	1.45	1.52	1.73	1.93	1.05	0.75
Cash dividends declared	0.72	0.74	0.77	0.81	0.85	0.42	0.44
Book value at period end	7.31	7.92	9.54	10.80	13.77	11.13	13.96
Weighted average shares outstanding—basic	84,604	82,449	83,439	89,630	99,461	93,140	106,040
Weighted average shares outstanding—diluted	84,967	83,028	84,096	90,404	100,568	94,274	107,205
Balance Sheet Data (period end):
Total assets	$8,409,332	$9,252,228	$11,050,120	$12,946,978	$14,944,423	$12,241,883	$15,220,501
Securities available for sale	1,846,517	1,996,843	2,247,181	2,511,369	3,091,813	2,541,687	3,056,836
Loans held for sale	13,854	85,740	77,458	28,062	9,433	15,834	14,979
Loans, net of unearned income	5,910,407	6,182,998	7,347,988	8,644,645	10,616,118	8,794,596	10,821,336
Allowance for credit losses	92,089	92,831	106,675	124,943	151,389	125,661	152,543
Deposits	5,894,462	6,545,177	7,617,472	8,515,533	10,351,591	8,782,201	10,609,467
Debt and FHLB advances	1,040,955	894,103	1,065,254	1,476,564	1,924,840	1,436,707	2,110,206
Total shareholders’ equity	609,690	648,444	832,433	998,576	1,470,955	1,040,208	1,496,423
Significant Financial Ratios :
Return on average assets	1.41%	1.39%	1.29%	1.29%	1.43%	1.59%	1.07%
Return on average shareholders’ equity	19.78	19.11	17.67	17.23	15.75	18.99	11.11
Dividend payout ratio	53.66	50.61	50.43	46.59	43.64	39.40	58.57
Net interest margin, fully-taxable equivalent	4.08	3.96	3.90	3.70	3.69	3.69	3.71
Average loans to average deposits	98.11	100.44	93.53	96.46	99.56	98.86	101.84
Average equity to average assets	7.14	7.26	7.30	7.47	9.09	8.37	9.67
Allowance for credit losses to period-end loans	1.56	1.50	1.45	1.45	1.43	1.43	1.41
Allowance for credit losses to total non-performing loans	429.12	272.20	154.07	151.30	105.32	130.56	120.06
Non-performing loans to period-end loans	0.36	0.55	0.94	0.96	1.35	1.09	1.17
Net charge-offs to average loans	0.22	0.40	0.47	0.40	0.37	0.39	0.71

(A)	Per share data has been restated to reflect the ten percent stock dividends declared and paid in 2000.

Selected Financial Data of Falls (Historical)

The following table sets forth selected consolidated historical data of Falls. The information is only a summary, and you should read it together with Falls’ consolidated historical financial statements and related notes. See “Where You Can Find More Information” on pages 17-18.

	For the Year Ended December 31,					For the six months ended June 30
	2000	2001	2002	2003	2004	2004	2005
	(In thousands, except per share and ratio data)
Income Statement Data:
Interest income	$1,871	$2,864	$3,707	$3,745	$3,962	$1,893	$2,045
Interest expense	1,071	1,414	1,668	1,669	1,871	868	1,086

Net interest income	800	1,450	2,039	2,076	2,091	1,025	959
Provision (benefit) for credit losses	193	159	164	0	0	0	0

Net interest income after provision (benefit) for credit losses	607	1,291	1,875	2,076	2,091	1,025	959
Non-interest income	11	38	76	325	619	172	142
Non-interest expense	931	1,066	1,298	1,853	2,203	1,041	1,228

Income (loss) before income taxes	(313)	263	653	548	507	156	(127)
Income tax expense (benefit)	0	0	0	211	173	53	—

Net income (loss)	$(313)	$263	$653	$337	$334	103	(127)

Per Share Data:
Basic net income	$(0.44)	$0.37	$0.92	$0.48	$0.47	$0.15	$(0.18)
Diluted net income	n/c	n/c	n/c	n/c	n/c	n/c	n/c
Cash dividends declared	—	—	—	—	—	—	—
Book value at period end	8.62	9.13	9.98	10.38	10.83	10.46	10.64
Weighted average shares outstanding–basic	708	708	708	708	705	706	705
Weighted average shares outstanding–diluted	n/c	n/c	n/c	n/c	n/c	n/c	n/c
Balance Sheet Data (period end):
Total assets	$33,013	$50,031	$69,028	$76,999	$84,111	$79,801	$81,780
Securities available for sale	3,239	4,820	9,769	4,975	3,399	3,762	4,065
Loans held for sale	—	—	—	—	—	—	—
Loans, net of unearned income	24,371	40,355	52,219	65,248	70,746	67,452	68,988
Allowance for credit losses	266	425	589	589	581	581	534
Deposits	26,702	34,353	41,762	46,415	51,258	49,518	53,773
Securities sold under repurchase agreements	—	—	—	—	—	—	—
FHLB advances	—	8,500	19,500	22,390	23,710	22,692	20,172
Total shareholders’ equity	6,105	6,463	7,063	7,349	7,635	7,387	7,501
Significant Financial Ratios :
Return on average assets	(1.11)%	0.62%	1.03%	0.45%	0.42%	0.27%	(0.30)%
Return on average shareholders’ equity	(5.06)	4.21	9.67	4.61	4.50	2.80	(3.36)
Dividend payout ratio	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net interest margin, fully-taxable equivalent	n/c	3.57	3.47	2.84	2.75	2.76	2.42
Average loans to average deposits	99.41	103.24	120.26	140.69	138.40	134.72	129.92
Average equity to average assets	22.03	14.63	10.67	9.74	9.38	9.58	9.08
Allowance for credit losses to period-end loans	1.09	1.05	1.13	0.90	0.82	0.86	0.77
Allowance for credit losses to total non-performing loans	n/a	n/a	n/a	323.63	1291.11	319.23	3,337.50
Non-performing loans to period-end loans	0.00	0.00	0.00	0.28	0.06	0.27	0.02
Net charge-offs (recoveries) to average loans	0.00	0.00	0.00	0.00	0.01	0.02	0.13

n/c = not calculated

RISK FACTORS

In addition to other information in this document or incorporated in this document by reference, you should consider carefully the following factors before making a decision on the merger.

You may receive a form of consideration different from the form of consideration you elect with respect to all or some of the Falls common shares that you own.

The consideration to be received by Falls shareholders in the merger is subject to the requirement that a maximum of 81% of the Falls common shares will be exchanged for Sky Financial common shares and a maximum of 19% will be exchanged for cash, subject to adjustment for cash paid in lieu of fractional Sky Financial common shares. The merger agreement contains proration and allocation procedures, which are described on pages 33-36, to achieve this result. If the shareholder election process results in an oversubscription of stock or cash, Sky Financial will cause the exchange agent to allocate the consideration paid to Falls shareholders in accordance with these proration and allocation procedures, in which case you may receive a form of consideration different from the form of consideration you elect with respect to all or some of the Falls common shares that you own.

You cannot be sure of the market value of the Sky Financial common shares you will receive in the merger due to fluctuations in the market price of Sky Financial common shares.

At the time the merger is completed, each Falls common share will be converted into either: (a) $17.50 in cash; or (b) a number of Sky Financial common shares based upon an exchange ratio of (i) $17.50, divided by (ii) the average closing price of a Sky Financial common share (symbol: SKYF) on the Nasdaq National Market for the ten trading days immediately preceding the fifth trading day prior to the effective date of the merger. The exchange ratio will be established, therefore, five trading days prior to the effective date of the merger using the average closing price over the preceding ten trading days, and this exchange ratio will not be adjusted in the event of any subsequent increase or decrease in the price of the Sky Financial common shares. As a result, the value of the Sky Financial common shares received by Falls shareholders in the merger will go up or down with fluctuations in the value of the Sky Financial common shares after the fifth trading day prior to the effective date of the merger. Broad market fluctuations during this time could adversely affect the market price of Sky Financial’s common shares. If the market price of Sky Financial’s common shares decreases during or after this time period, the value of the Sky Financial common shares you receive in the merger will decrease.

Sky Financial’s dividend may be reduced due to an adverse change in policy or adverse changes in financial condition.

Sky Financial’s earnings and financial condition have allowed Sky Financial to declare and pay periodic cash dividends to its shareholders. There can be no assurance that Sky Financial’s dividend policy or size of dividend distribution will continue after the merger.

Sky Financial may not be able to achieve the expected integration and cost savings from its ongoing bank acquisition activities.

Sky Financial has a long history of acquiring financial institutions and expects this acquisition activity to continue in the future. Difficulties may arise in the integration of the business and operations of the financial institutions that agree to merge with and into Sky Financial and its affiliates and, as a result, Sky Financial may not be able to achieve the cost savings and synergies that it expects will result from the merger activities. Achieving cost savings is dependent on consolidating certain operational and functional areas, eliminating duplicative positions and terminating certain agreements for outside services. Additional operational savings are dependent upon the integration of the banking businesses of the acquired financial institution with that of Sky

Financial, including the conversion of the acquired entity’s core operating systems, data systems and products to those of Sky Financial and the standardization of business practices. Complications or difficulties in the conversion of the core operating systems, data systems and products of these other banks to those of Sky Financial may result in the loss of customers, damage to Sky Financial’s reputation within the financial services industry, operational problems, one-time costs currently not anticipated by Sky Financial and/or reduced cost savings resulting from the merger activities.

Sky Financial’s organizational documents may have the effect of discouraging a third party from making an acquisition of Sky Financial by means of a tender offer, proxy contest or otherwise.

The amended and restated articles of incorporation and code of regulations, as amended, of Sky Financial contain provisions that could make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Sky Financial Board. See “Comparison of Certain Rights of Shareholders” beginning on page 44.

Additionally, the Sky Financial Board has declared a dividend of one preferred share purchase right for each Sky Financial common share outstanding pursuant to a shareholder rights plan. This right also will be attached to each Sky Financial common share subsequently issued, including the Sky Financial common shares to be issued to Falls shareholders in exchange for the Falls common shares in the merger. If triggered, the shareholder rights plan would cause substantial dilution to a person or group of persons that acquires more than 10% of Sky Financial’s outstanding common shares on terms not approved by the Sky Financial Board. This shareholder rights plan could discourage or make more difficult a merger, tender offer or other similar transaction with Sky Financial. See “Comparison of Certain Rights of Shareholders” beginning on page 44.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows Sky Financial to “incorporate by reference” information into this document. This means that Sky Financial can disclose important information to you by referring you to other information it has filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document.

This proxy statement/prospectus incorporates by reference the documents set forth below that Sky Financial previously filed with the Securities and Exchange Commission. These documents contain important information about Sky Financial. You should read this document together with the information incorporated by reference.

Sky Financial SEC Filings (File No. 0-18209)	Date Filed
Annual Report on Form 10-K for the year ended December 31, 2004	• February 22, 2005
Proxy Statement for 2005 Annual Meeting of Shareholders	• February 22, 2005
Quarterly Report on Form 10-Q for the quarter ended March 31, 2005	• April 29, 2005
Quarterly Report on Form 10-Q for the quarter ended June 30, 2005	• August 1, 2005
Current Report on Form 8-K	• September 15, 2005
Registration Statement on Form 8-A* (description of Sky Financial common shares)	• January 23, 1990
Registration Statement on Form 8-A* (description of Sky Financial preferred share purchase rights)	• September 17, 1998

*	Filed under Sky Financial’s former name “Citizens Bancshares, Inc.”

Sky Financial is also incorporating by reference additional documents that it files with the Securities and Exchange Commission between the initial filing of this document and the date of effectiveness of this document and between the date of this document and the date of the Falls special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

This document incorporates by reference important business and financial information that is not included or delivered with it. You can request a free copy of any or all of these documents, including exhibits that are specifically incorporated by reference into these documents, by writing to or calling the individual set forth below at the following address or telephone number:

W. Granger Souder, Jr., Esq.

Corporate Secretary

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

(419) 327-6300

If you would like to request documents from Sky Financial, please do so by October 21, 2005 to receive the documents before the Falls special meeting.

Sky Financial has supplied all information contained or incorporated by reference in this document relating to Sky Financial, and Falls has supplied all information contained in this document relating to Falls.

Unless the context requires otherwise, references to “we”, “us” or “our” refer collectively to Sky Financial and Falls.

FORWARD-LOOKING STATEMENTS

We believe this document contains some forward-looking statements with respect to the financial condition, results of operations and business of Sky Financial following the consummation of the merger. These forward- looking statements involve risk and uncertainty. It should be noted that a variety of factors could cause Sky Financial’s actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements.

Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities:

•	competitive pressure in the banking industry increases significantly;

•	the merger may not be consummated because of, among other things, the failure to obtain required shareholder or governmental approvals, or the imposition of adverse regulatory conditions in connection with governmental approvals of the merger;

•	changes occur in the interest rate environment that result in reduced net interest margins;

•	changes in legislation occur that adversely impact the banking industry;

•	acts of war or terrorism could result in restricted operations, unplanned downtime and other unanticipated results; and

•	general economic conditions, either nationally or in the area in which the combined company will be doing business, are less favorable than expected.

Further information on other factors that could affect the financial results of Sky Financial after the merger is included in the Securities and Exchange Commission filings incorporated by reference in this document.

WHERE YOU CAN FIND MORE INFORMATION

In order to register the Sky Financial common shares to be issued to Falls shareholders in the merger, Sky Financial filed a registration statement on Form S-4 with the Securities and Exchange Commission. This document is a part of that registration statement and constitutes a prospectus of Sky Financial in addition to being a proxy statement of Falls for the Falls special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information. As allowed by Securities and Exchange Commission rules, this document does not contain all the information contained in the registration statement or in the annexes, exhibits and schedules to the registration statement.

Sky Financial is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, files Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. At no charge to you, you may request copies of Sky Financial’s documents by contacting W. Granger Souder, Jr., Esq., Corporate Secretary, Sky Financial Group, Inc., 221 South Church Street, Bowling Green, Ohio 43402, telephone (419) 327-6300.

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Sky Financial’s Securities and Exchange Commission filings also are available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at www.sec.gov. In addition, our filings can be inspected at the Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006. You may also access Sky Financial’s filings on its web site at www.skyfi.com.

Only limited financial information about Falls is provided in this document. You may request a free copy of Falls’ financial statements for the years ended December 31, 2004, 2003 and 2002, by writing to or calling Wayne M. Rice, Secretary, Falls Bank, 3087 Graham Road, Stow, Ohio 44224, telephone (330) 673-4300.

If you would like to request documents from Falls or Sky Financial, please do so by October 21, 2005 to receive the documents before the Falls special meeting.

You should rely only on the information contained or incorporated by reference in this document to decide how to vote on the merger. We have not authorized anyone to provide you with information that is different from or in addition to what is contained in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where it is unlawful to offer to exchange or sell or to ask for offers to exchange or buy the securities offered by this document or to ask for proxies, or if you are a person to whom it is unlawful to direct those activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

THE FALLS SPECIAL MEETING OF SHAREHOLDERS

Purpose of the Falls Special Meeting

We are providing this document to Falls shareholders as part of the Falls Board’s solicitation of proxies for the special meeting of Falls shareholders to be held on October 28, 2005, at 1:00 p.m., local time, at 3087 Graham Road, Stow, Ohio 44224, including any adjournments or reschedulings of that special meeting. This document and the accompanying proxy card are first being mailed to Falls shareholders on or about September 28, 2005. At the Falls special meeting, Falls shareholders will be asked to consider and vote upon a proposal to adopt the merger agreement and to approve the merger. The Falls Board is unaware of any other business to be transacted at the Falls special meeting. The Falls Board is soliciting the enclosed proxy.

In addition, Sky Financial is sending this document to Falls shareholders as a prospectus in connection with the issuance of Sky Financial common shares in exchange for Falls common shares in the merger.

The Falls Board has approved the merger agreement and the merger and recommends a vote FOR adoption of the merger agreement and approval of the merger.

Record Date; Voting Rights; Proxies

The Falls Board has fixed the close of business on September 26, 2005 as the record date for determining Falls shareholders entitled to notice of and to vote at the Falls special meeting. Only Falls Shareholders who are holders of Falls common shares at the close of business on the record date will be entitled to notice of and to vote at the Falls special meeting.

As of September 26, 2005, there were 705,459 Falls common shares issued and outstanding, each of which entitles the holder thereof to one vote. Falls shareholders may vote either in person or by proxy. Falls common shares held in the treasury of Falls do not have voting rights.

All Falls common shares represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies.

If your proxy card is signed and returned but does not show how you want to vote, your Falls common shares will be voted FOR the adoption of the merger agreement and the approval of the merger.

If you give the proxy we are soliciting, you may revoke it at any time before it is exercised by giving written notice to the Secretary of Falls, by signing and returning a later-dated proxy or by voting in person at the Falls special meeting. You should note that just attending the Falls special meeting without voting in person will not revoke an otherwise valid proxy.

Inspectors of election appointed for the meeting will tabulate votes cast in person or by proxy at the Falls special meeting and will determine whether or not a quorum is present. The inspectors of election will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to some shares to vote on a particular matter, those shares will be considered as present for purposes of determining whether a quorum exists but not entitled to vote with respect to that matter.

Solicitation of Proxies

Falls will bear its own cost of solicitation of proxies, except that Falls and Sky Financial have agreed that all printing and mailing expenses in connection with this document will be shared equally. In addition to solicitation by mail, directors, officers and employees of Falls may solicit proxies personally or by telephone, facsimile transmission or otherwise. These directors, officers and employees will not be compensated additionally for their solicitation efforts but may be reimbursed for out-of-pocket expenses incurred in connection with these efforts.

Falls shareholders should not send certificates representing Falls common shares with their proxy cards. See “The Merger Agreement—Surrender of Certificates” on page 36 for information on how to surrender your stock certificates.

Quorum

The holders of a majority of the Falls common shares outstanding on the record date and entitled to vote must be present either in person or by properly executed proxy at the Falls special meeting to constitute a quorum. Falls common shares that are marked “abstain” will be counted as shares present for the purposes of determining the presence of a quorum. If fewer Falls common shares are present in person or by proxy than necessary to constitute a quorum, we expect to adjourn or postpone the Falls special meeting to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the Falls special meeting, all proxies obtained before the adjournment or postponement will be voted in the same manner the proxies would have been voted at the original convening of the Falls special meeting, except for any proxies that have been effectively revoked or withdrawn, even if they were effectively voted on the same or any other matter at a previous meeting.

Required Vote

Under Ohio law and Falls’ articles of incorporation, the adoption and approval of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the issued and outstanding Falls common shares entitled to vote at the Falls special meeting. For any such vote to be valid, a quorum must be present at the Falls special meeting.

A properly executed proxy marked “abstain” will not be voted on the adoption of the merger agreement and the approval of the merger, but will count toward determining whether a quorum is present. Brokers who hold Falls common shares in “street name” for the beneficial owners of such shares cannot vote these shares on the adoption of the merger agreement and the approval of the merger without specific instructions from the beneficial owners. Because the adoption of the merger agreement and the approval of the merger require the affirmative vote of the holders of a majority of the issued and outstanding Falls common shares entitled to vote at the Falls special meeting, an abstention or, if your shares are held in “street name,” your failure to instruct your broker how to vote, will have the same effect as a vote “against” the adoption of the merger agreement and the approval of the merger.

The matters to be considered at the Falls special meeting are of great importance to the shareholders of Falls. Therefore, we urge you to read and consider carefully the information in this document. We also urge you to complete, date, sign and promptly return the enclosed proxy card using the enclosed postage-paid envelope.

THE MERGER

Background of the Merger; Falls’ Reasons for the Merger; and Recommendation of the Falls Board

On December 8, 1998, Falls incorporated under Ohio law as Cuyahoga Falls Savings Bank, a new state savings bank. In contemplation of opening an office outside of Cuyahoga Falls and relocating its headquarters to this new office in Stow, the savings bank changed its legal name to Falls Bank on July 11, 2003. Although Falls grew in assets, deposits and earnings through 2003 in accordance with its business plan, the Board of Directors confronted an interest rate risk problem in 2004. The problem originated from the primary focus of Falls on residential mortgage lending. In order to address the interest rate risk problem, the Board of Directors authorized, among other strategies, the sale of fixed rate mortgage loans. While the conversion of these fixed rate assets into cash helped mitigate the interest rate risk of Falls, the lower yields realized from the cash balances generated by the sales negatively impacted earnings.

In the first quarter of 2005, the Board of Directors contemplated the future of Falls in an increasingly competitive environment in which interest rates were rising from record low levels and earnings were decreasing. The directors considered the possibility of increasing the origination of higher yielding multi-family and non-residential real estate and consumer loans, but recognized that the refocus of the primary business of Falls would require a significant increase in staff at a time when non-interest expense was already high. Moreover, because competition in the business of making loans and taking deposits from larger community and regional banks was intense, the directors believed that the competition would make the refocus of business difficult and likely would require additional capital.

In view of the various challenges in proceeding with a change in the primary business of Falls, the directors thought that, before the commencement of any such change, the exploration of the possibility of pursuing a merger of Falls into a larger bank or thrift holding company would be prudent. Mr. Vargo had previously disclosed to the directors that Marty Adams, President and CEO of Sky Financial, had casually mentioned to Mr. Vargo during a luncheon conversation held to discuss loans sales and participations, that Sky Financial might have some interest in someday acquiring Falls. After revisiting the nature of the conversation between Mr. Vargo and Mr. Adams, the directors concluded that Falls should delay the problematic task of changing the business of Falls in the hope of developing greater future profitability in order to explore the possibility of a merger. If the directors concluded after such exploration that shareholder value could not be materially enhanced in a combination with another company, the directors would focus on changing the business of Falls.

The directors decided to interview investment bankers to assist in the evaluation of the alternatives, after which Keefe, Bruyette & Woods, Inc. (“KBW”), was retained because of its expertise and level of experience in strategic planning generally and bank merger transactions specifically, as well as the competitive pricing of its services. KBW then made a presentation to the directors in the spring of 2005 in which the directors contemplated a range of values which Falls shareholders could reasonably expect to receive in a merger with a larger holding company. Following the presentation by KBW, the directors decided to adjourn the meeting for a few days so that they could contemplate the future of Falls.

During the adjournment, Mr. Adams called Mr. Vargo about general business matters and again mentioned the possibility of a combination of their companies in a transaction in which Falls shareholders could possibly receive an amount for their shares which, Mr. Vargo then concluded, exceeded the top end of the range of values discussed with KBW. When the Board of Directors of Falls reconvened the adjourned meeting, Mr. Vargo described his conversation with Mr. Adams. In a lengthy discussion, the directors and KBW agreed that the range of shareholder values mentioned by Mr. Adams exceeded the range of values which KBW set forth in its previous presentation to the directors. As a result, the directors asked Ms. Patricia McJoynt of KBW to contact Mr. Adams to confirm whether Sky Financial had an interest in a transaction with Falls at the range of values Mr. Vargo described. Mr. Adams confirmed for Ms. McJoynt the interest at such range, but indicated that Sky Financial would need to conduct a thorough due diligence review of the books and records of Falls in order to assess the value which shareholders of Falls would be offered for their shares.

After representatives of Sky Financial completed an extensive due diligence review of the books and records of Falls, Mr. Adams indicated to Ms. McJoynt that Sky Financial would be willing to pay $17.50 per share in cash, Sky Financial shares or a combination of cash and Sky Financial shares, if a merger agreement could be negotiated, signed and publicly announced in a very short period of time. Although the $17.50 per share value was below the range of values discussed with Mr. Adams before the completion of the due diligence review, KBW concluded in its analysis that the $17.50 fell within the higher range of reasonable values which Falls shareholders could expect in a merger. Based on the KBW analyses and the directors’ continued effort to increase shareholder value, the Board concluded that the Sky Financial proposal deserved further consideration.

The directors questioned, however, whether an invitation to other bank holding companies to submit merger proposals for Falls might result in one or more offers at a value greater than $17.50 per share. KBW reviewed with the directors the time requirements for a process involving the confidential solicitation of other proposals and reminded the directors that Sky Financial specifically conditioned its proposal on the rapid execution of the transaction. The directors also discussed the possibility that Sky Financial might withdraw its proposal if Falls were to solicit proposals from other institutions.

As they deliberated, the directors debated whether they should risk the possible loss of the $17.50 Sky Financial proposal in a speculative effort to obtain additional value by taking the time to solicit possible interest from others. The directors reviewed with KBW the financial characteristics and quality of other possible acquirors and concluded that, even if a similar value could be obtained from another prospective acquiror, the financial performance and stock valuation measures of any such acquiror would not necessarily be as attractive as those of Sky Financial. The directors also noted that the KBW analysis of the Sky Financial proposal demonstrated that the $17.50 value (as a multiple of book value and last twelve months earnings) was in the higher range of comparable merger transactions; that the performance of Sky Financial as a bank holding company was superior; and that there could be no assurance that a request for other proposals would result in any offers equal to or greater than the $17.50 value. After lengthy consideration and consultation with KBW, the directors decided that Falls should proceed with the negotiation of a merger agreement with Sky Financial at $17.50.

At the request of Falls’ directors, Sky Financial provided its most recent Annual Report and other related information to the directors prior to a meeting between representatives of Sky Financial and the directors of Falls. At such meeting, Mr. Kevin Thompson, the Chief Financial Officer of Sky Financial, discussed the operational and cultural history of Sky Financial, Sky Financial’s acquisition strategy as well as how Falls would fit into such strategy, and the strong performance of Sky Financial’s stock, including the liquid nature of Sky Financial’s shares and Sky Financial’s history of paying a dividend. The Board of Directors then met with KBW on June 3, 2005, to consider an analysis of the pricing structure of the Sky Financial proposal.

As part of the analysis, KBW noted the historical performance of Sky Financial’s stock, the liquidity of Sky Financial’s shares and the consistent payment of a Sky Financial dividend. After much deliberation, the directors determined that approximately 80% of the consideration should be in the form of Sky Financial shares and 20% of the consideration should be in the form of cash. In addition, the directors concluded that, in order to reduce any material fluctuation in the $17.50 value, the shares of Falls should be converted into Sky Financial shares using a fixed-value, floating exchange ratio, whereby the price of the Sky Financial shares would be valued using the average closing price per share of Sky Financial stock for a trading period five days prior to the closing of the merger.

Subsequently, the directors each received from Sky Financial’s counsel a draft of a definitive merger agreement and related documents. At a meeting on June 10, 2005, the directors reviewed in detail the terms and conditions of the draft with Falls’ counsel. Among the terms and conditions discussed were the stock/cash split in the Sky Financial consideration, the structure of the merger, the representations, warranties and covenants of each of Sky Financial and Falls, and the termination conditions, including the break-up fee, and related matters. Upon the conclusion of the meeting, the directors instructed management to continue negotiations with Sky Financial.

Between June 10, 2005, and June 21, 2005, Falls and Sky Financial worked through final issues and completed the final draft of the merger agreement and the Falls directors finished their due diligence review of Sky Financial. On June 21, 2005, the Board of Directors convened to consider the merger agreement, the due diligence of Sky Financial and related matters. During the meeting, Falls’ counsel focused again on the terms and conditions of the merger agreement, specifically noting that, in order to ensure that the merger would be tax-free, the stock/cash split in the Sky Financial consideration had been fixed at 81% stock and 19% cash. In addition, each common share of Falls converted into common stock of Sky Financial would be converted based upon a ratio equal to $17.50 divided by the average closing price per share of the common stock of Sky Financial for the ten trading days immediately preceding the fifth trading day prior to the closing of the merger.

The results of the due diligence review of Sky Financial were then considered, with management, KBW and counsel reporting on their findings. Following a discussion of such findings, KBW presented an analysis of the merger consideration, upon the conclusion of which KBW presented its opinion that the merger was fair to Falls shareholders as of such date from a financial point of view. The directors then concluded that the terms and conditions of the merger agreement were fair to, and in the best interests of, Falls shareholders and authorized the execution of the agreement by Falls.

The foregoing discussion of the information and factors considered by the Falls Board is not intended to be exhaustive, but constitutes the material factors considered by the Falls Board. In reaching its determination to approve and recommend the merger agreement, the Falls Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have weighed factors differently. The terms of the merger agreement were the product of arms’ length negotiations between representatives of Falls and Sky Financial.

FOR THE REASONS SET FORTH ABOVE, THE FALLS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE FALLS SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT AND THE APPROVAL OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER.

Fairness Opinion of Financial Advisor

On May 3, 2005, Keefe, Bruyette & Woods, Inc (“KBW”) was retained by Falls to evaluate Falls’ strategic alternatives and to evaluate any specific proposals that might be received regarding an acquisition of Falls. KBW, as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. The Falls Board selected KBW on the basis of the firm’s reputation and its experience and expertise in transactions similar to the merger (the “Merger”).

Pursuant to its engagement, KBW was asked to render an opinion as to the fairness, from a financial point of view, of the Merger Consideration to shareholders of Falls. KBW delivered its opinion to the Falls Board that, as of June 21, 2005, the Merger Consideration is fair, from a financial point of view, to the shareholders of Falls. No limitations were imposed by the Falls Board upon KBW with respect to the investigations made or procedures followed by it in rendering its opinion. KBW has consented to the inclusion herein of the summary of its opinion to the Falls Board and to the reference to the entire opinion attached hereto as Annex B.

The full text of the opinion of KBW, which is attached as Annex B to this proxy statement/prospectus, sets forth certain assumptions made, matters considered and limitations on the review undertaken by KBW, and should be read in its entirety. The summary of the opinion of KBW set forth in this proxy statement/prospectus is qualified in its entirety by reference to the opinion.

In connection with this opinion KBW reviewed certain financial and other business data supplied by Falls, including (i) the Agreement and Plan of Merger (ii) Call Report for March 31, 2005 (iii) Annual Reports for the years ended December 31, 2004, 2003 and 2002 (iv) and other information KBW deemed relevant. KBW also discussed with senior management and directors of Falls, the current position and prospective outlook for Falls. KBW reviewed financial and stock market data of comparable institutions and the financial and structural terms of several other recent transactions involving mergers and acquisitions of comparable institutions or proposed changes of control of comparably situated companies.

Analysis of Recent Comparable Acquisition Transactions

In rendering its opinion, KBW analyzed certain comparable merger and acquisition transactions of both pending and completed bank deals, comparing the acquisition price relative to tangible book value, last twelve months earnings, and premium to core deposits. All comparative metrics were as of each respective deal’s announcement date. The analysis included a comparison of the minimum, median and maximum of the above ratios for pending and completed acquisitions announced on or after January 1, 2004, where the seller was a bank and pricing metrics were available, based on the following three criteria:

(i)	Target had total assets between $50 million and $200 million;

(ii)	Target had a return on average equity ratio of less than 5.00%; and

(iii)	Target was headquartered in the Midwest region of the United States.

The selected comparable transactions that the three criteria produced include the following:

Acquiror	Target
Central Bancshares Inc.	First Bank
Community Trust Bancorp Inc.	Heritage Community Bank
Dearborn Bancorp Inc.	Bank of Washtenaw
Farmers Capital Bank Corp.	Citizens Bank
First Banks Inc.	FBA Bancorp Incorporated
Horizon Bancorp	Alliance Financial Corporation
Independent Bank Corp.	North Bancorp Inc.
Rurban Financial Corp.	Exchange Bancshares Inc.
Schuyler Cnty Bancshares Inc.	La Plata Bancshares Inc.
Sun Financial Corporation	Citizens Home Bank

KBW derived the minimum, median and maximum pricing metrics of the three aforementioned criteria as stated below:

	Price to		Core Deposit Premium
	Tangible Book	LTM Earnings
Minimum	111.2%	20.0x	0.8%
Median	146.8%	34.0x	5.4%
Maximum	211.2%	37.9x	17.6%
Consideration: $17.50 per share	170.0%	44.6x	12.1%

KBW viewed the three aforementioned criteria as the most appropriate in deriving a comparable transaction value based on Falls’s size, capital base and earnings. KBW viewed the fact that the combined criteria produced a comparable group with 10 transactions, as being significant for the purposes of comparison. KBW viewed the three resulting metrics (price to tangible book value, price to last twelve months earnings and core deposit premium) from the comparable group on a minimum, median and maximum basis, as the three key metrics used to evaluate the fairness, from a financial point of view, of the transaction.

Given that the value of the consideration to be paid in the Merger, as of the date of the opinion, is in the range of values and above the median on two of the three aforementioned pricing metrics and exceeds the maximum of the range on a price to last twelve months earnings basis, KBW believes that this analysis supports the fairness, from a financial point of view, to Falls and its shareholders of the consideration to be paid in the merger.

Discounted Cash Flow Analysis

KBW performed four discounted cash flow analyses to estimate a range of intrinsic values per share of Falls common stock. This range was determined by adding (1) the present value, which is a representation of the current value of a sum that is to be received some time in the future, of the estimated future cash flows that Falls could generate over the next five years and (2) the present value of a terminal value, which is a representation of the value of an entity at a specified time in the future. The terminal value was determined by applying a range of price to earnings multiples based on similar publicly traded institutions and comparative transactions. KBW calculated the following four intrinsic valuation ranges: (1) Market Sensitivity Analysis based on a trading multiple; (2) Market Sensitivity Analysis based on a transaction multiple; (3) Budget Sensitivity Analysis based on a trading multiple; and (4) Budget Sensitivity Analysis based on a transaction multiple.

The Market Sensitivity Analysis based on a trading multiple applied a range of year five terminal value multiples of 17.0x to 20.0x based on a midpoint price to last twelve months earnings multiple of 18.7x. The midpoint terminal multiple was based on the median price to last twelve months earnings multiple for Midwestern publicly traded banks less than $250 million. The discount rate applied to the projected cash flows and calculated terminal value ranged from 10.0% to 13.0%. The Market Sensitivity Analysis based on a trading multiple resulted in a range of per share intrinsic values from $11.58 to $14.92, with a midpoint of $13.48.

The Market Sensitivity Analysis based on a transaction multiple applied a range of year five terminal value multiples of 18.0x to 22.0x based on a midpoint price to last twelve months earnings multiple of 19.9x. The midpoint terminal multiple was based on the median price to last twelve months earnings multiple paid for Midwestern banks under $250 million in assets, acquired after December 31, 2003. The discount rate applied to the projected cash flows and calculated terminal value ranged from 10.0% to 13.0%. The Market Sensitivity Analysis based on transaction multiples resulted in a range of per share intrinsic values from $12.10 to $16.12, with a midpoint of $14.18.

The Budget Sensitivity Analysis based on a trading multiple applied a range of 20% under/over performance of projected earnings for each of the aforementioned periods. The terminal value was calculated using a terminal multiple of 18.7x. The discount rate applied to the projected cash flows and calculated terminal value ranged from 10.0% to 13.0%. The Budget Sensitivity Analysis based on a trading multiple resulted in a range of per share intrinsic values from $10.19 to $16.71, with a midpoint of $13.48.

The Budget Sensitivity analysis based on a transaction multiple applied a range of 20% under/over performance of the projected earnings for each of the aforementioned periods. The terminal value was calculated using a terminal multiple of 19.9x. The discount rate applied to the projected cash flows and calculated terminal value ranged from 10.0% to 13.0%. The Budget Sensitivity Analysis based on a trading multiple resulted in a range of per share intrinsic values from $10.70 to $17.59, with a midpoint of $14.18.

The value of the consideration on a per share basis to be paid in the Merger, as of the date of the opinion, exceeds the four intrinsic value ranges derived from the discounted cash flow analyses. KBW believes that these analyses support the fairness, from a financial point of view, to Falls and its shareholders of the consideration to be paid in the Merger.

The intrinsic values of Falls derived using discounted cash flow analysis do not necessarily indicate actual values or actual future results and do not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent upon numerous assumptions that must be made, including earnings estimates, terminal values, and discount rates.

Pro Forma Financial Impact/Accretion-Dilution Analysis

KBW also analyzed the pro forma effects of the Merger, with respect to the accretion and/or dilution to the pro forma entity’s diluted earnings per share, diluted cash earnings per share, book value per share and tangible book value per share. This ‘look-back’ pro forma analysis assumes the transaction was consummated on March 31, 2005 and assumes a 40% cost savings with respect to the non interest expense of Falls. KBW determined as a result of this analysis that the Merger proposal would be slightly accretive to diluted earnings per share, diluted cash earnings per share, book value per share and tangible book value per share. The following table sets forth the results of KBW’s analysis.

Key Metrics	Accretion/ (Dilution)
Diluted earnings per share	0.1%
Diluted cash earnings per share	0.1%
Book value per share	0.4%
Tangible book value per share	0.1%

Based on the consideration to be paid in the Merger, as of the date of the opinion, KBW believes that this analysis supports the fairness, from a financial point of view, to Falls and its shareholders of the consideration to be paid in the Merger.

Conclusion and Limitations

Based on the above analyses KBW concluded that the consideration paid in the merger, was fair, from a financial point of view, to shareholders of Falls. This summary does not purport to be a complete description of the analysis performed by KBW and should not be construed independently of the other information considered by KBW in rendering its opinion. Selecting portions of KBW’s analysis or isolating certain aspects of the comparable transactions without considering all analyses and factors, could create an incomplete or potentially misleading view of the evaluation process.

In rendering its opinion, KBW assumed and relied upon the accuracy and completeness of the financial information provided to it by Falls and Sky Financial. In its review, with the consent of the Falls Board, KBW did not undertake any independent verification of the information provided to it, nor did it make any independent appraisal or evaluation of the assets or liabilities and potential or contingent liabilities of Falls or Sky Financial.

The fairness opinion of KBW is limited to the fairness as of its date, from a financial point of view, of the consideration to be paid in the Merger and does not address the underlying business decision to effect the Merger (or alternatives thereto) nor does it constitute a recommendation to any shareholder of Falls as to how such shareholder should vote with respect to the Merger proposal.

Furthermore, KBW expresses no opinion as to the price or trading range at which shares of the pro forma entity will trade following the consummation of the Merger.

KBW is a nationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

In preparing its analysis, KBW made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of KBW and Falls. The analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses and do not purport to be appraisals or reflect the prices at which a business may be sold.

KBW will receive a fee of 0.80% of the closing deal value, as set forth in the Engagement Letter dated May 3, 2005, for services rendered in connection with advising and issuing a fairness opinion regarding the Merger. As of the date of this proxy statement/prospectus, KBW has received $25,000 of such fee, with the remainder of the fee due upon the closing of the transaction.

Board of Directors and Management of Sky Financial Following the Merger

We expect that the current Sky Financial management and Board of Directors will remain in place following the merger.

Interests of Falls’ Executive Officers and Directors in the Merger

Change in Control and Employment Agreements

Two executive officers of Falls have entered into agreements with Falls or Sky Financial pursuant to which they are entitled to receive severance if their employment is terminated or changed in certain ways in connection with a change in control of Falls.

Rodney W. Vargo is party to an employment agreement dated June 21, 2005, with Sky Financial, as employer. The agreement is contingent on the merger occurring, and provides that Mr. Vargo is entitled to specific benefits if there is a change in control and either (i) the employer terminates Mr. Vargo within eighteen months following the merger of Sky Bank and Falls (except for death, disability, or good cause) or (ii) Mr. Vargo voluntarily terminates his employment within such period. If triggered, Sky Financial is required to pay to Mr. Vargo, within 30 days after termination, a lump sum payment of up to twelve (12) months of his then-current annualized base salary, plus target incentive compensation. Mr. Vargo’s contingent employment agreement with Sky Financial does not significantly increase his total compensation from the level he earns at Falls. However, it does provide that Mr. Vargo will receive a $17,000 lump-sum contribution to the Sky Financial Non-Qualified Retirement Plan that will vest eighteen (18) months after the merger date of Sky Bank and Falls, provided Mr. Vargo remains employed by Sky Financial on such date.

Wayne M. Rice is party to a Management Severance Agreement dated June 21, 2005, with Falls. The agreement provides that Mr. Rice is entitled to specific benefits if there is a change of control and either of the following occur (except in the case of death, disability, or good cause): (a) the employer terminates Mr. Rice in connection with a change in control, or (b) Mr. Rice resigns within two years of a change in control because (i) there has been a five percent or greater reduction in his base salary, target bonus or benefits as compared to his compensation immediately prior to the change in control, (ii) his job duties, including reporting responsibilities, are inconsistent in any material and adverse respect with his position, duties, responsibilities or status immediately prior to the change in control, or (iii) his work place has been moved to a location more than 45 miles distant from his work place at the time of the change in control. If triggered, the employer is required to pay to Mr. Rice, within 30 days following termination, $46,344 in one lump sum payment.

Termination of Stock Options

Each Falls option that is outstanding and unexercised at the time of the merger will be terminated in exchange for a cash payment equal to the product of (a) the excess, if any, of $17.50 over the exercise price of the option and (b) the number of Falls common shares subject to the option.

Indemnification

Pursuant to the merger agreement, Sky Financial has agreed that following the closing of the merger, it will indemnify, defend and hold harmless each present and former director, officer and employee of Falls. The indemnification covers all costs or expenses, including reasonable attorneys’ fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring on or prior to the closing of the merger to the fullest extent that Falls is permitted to indemnify, and advance expenses to, its directors, officers, and employees under the laws of the State of Ohio, the Falls articles of incorporation and constitution as in effect on the date of the merger agreement.

Directors’ and Officers’ Insurance

For a period of three years from the closing of the merger, Sky Financial has agreed to procure directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of Falls, determined as of the closing of the merger, with respect to claims against such directors and officers arising from facts or events that occurred before the closing of the merger. However, Sky Financial is not required to expend, on an annual basis, more than 125% of the amount expended by Falls to maintain or procure its current directors’ and officers’ liability policy.

Material Federal Income Tax Consequences

General

The obligation of Falls to consummate the merger is conditioned on the receipt by Falls of a legal opinion from Vorys, Sater, Seymour and Pease LLP, counsel to Falls, dated as of the effective date of the merger, that the merger will constitute a “reorganization” under Section 368(a) of the Code, and that no gain or loss will be recognized by shareholders of Falls who receive solely Sky Financial common shares in the merger, other than the gain or loss with respect to cash received in lieu of fractional shares. Opinions of counsel are not binding upon the Internal Revenue Service (the “IRS”) or the courts. No rulings have been sought from the IRS in connection with the merger. The opinion of Vorys, Sater, Seymour and Pease LLP will rely on certain assumptions that customarily are made with respect to transactions of this kind. The opinion also will rely on certain factual representations contained in officers’ certificates of Sky Financial and Falls, which representations Vorys, Sater, Seymour and Pease LLP will assume to be true, correct and complete. If such representations are inaccurate, the opinion could be adversely affected.

The following description of anticipated federal income tax consequences of the merger assumes that the merger is consummated in accordance with the terms and provisions of the merger agreement. This description does not address, among other matters, the tax consequences to Falls shareholders who hold their Falls shares other than as a capital asset for federal income tax purposes. The description also does not address the tax consequences that may be relevant to Falls shareholders in light of their particular tax circumstances, such as shareholders who hold Falls common shares as part of a straddle, hedge, conversion or other risk reduction transaction; broker-dealers; shareholders who have a functional currency other than the U.S. dollar; tax-exempt shareholders; foreign persons; insurance companies; financial institutions; those shareholders who acquired Falls common shares pursuant to the exercise of compensatory stock options or otherwise as compensation; or pass- through entities and investors in such entities. In addition, this description does not address the tax consequences to the holders of options to acquire Falls common shares. Shareholders of Falls with particular tax circumstances or who are subject to special tax treatment are strongly urged to consult with their tax advisors regarding their individual tax consequences. This description is based on the Code, the applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Furthermore, the discussion does not address any alternative minimum tax or any foreign, state or local tax consequences of the merger.

Reorganization Treatment

The merger will be a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and Falls, Sky Financial and Falls Interim Savings Bank each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

Tax Consequences to Falls, Sky Financial and Falls Interim Savings Bank

No Gain or Loss.    No gain or loss will be recognized by Falls, Sky Financial or Falls Interim Savings Bank as a result of the merger.

Tax Consequences to Falls Shareholders Who Receive Only Cash

Falls shareholders who receive only cash in exchange for their Falls common shares (as a result of such shareholders’ dissent to the merger or election to receive the cash consideration for all of such shareholders’ Falls common shares) generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis of their Falls common shares surrendered in the exchange, subject to the provisions and limitations of Section 302 of the Code.

Tax Consequences to Falls Shareholders Who Receive Only Sky Financial Common Shares, Except for Cash in Lieu of Fractional Shares

Falls shareholders who receive only Sky Financial common shares in exchange for their Falls common shares (not including any cash received in lieu of fractional Sky Financial common shares) will not recognize any gain or loss on the receipt of such Sky Financial common shares.

Tax Consequences to Falls Shareholders Who Receive Cash (Other than Cash in Lieu of Fractional Shares) and Sky Financial Common Shares

A Falls shareholder who receives cash (other than cash in lieu of fractional shares) and Sky Financial common shares in exchange for Falls common shares will recognize gain, but not loss, in an amount equal to the lesser of: (a) the excess, if any, of (1) the amount of cash and the fair market value of the Sky Financial common shares received in the exchange over (2) the shareholder’s tax basis in the Falls common shares surrendered in the exchange, and (b) the amount of cash received by the shareholder, excluding cash in lieu of fractional shares. For this purpose, gain or loss must be calculated separately for each identifiable block of Falls common shares surrendered in the merger, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Shareholders should consult their tax advisors regarding the manner in which cash and Sky Financial common shares should be allocated among different blocks of their Falls common shares surrendered in the merger.

For purposes of determining the character of this gain, a Falls shareholder will be treated as having received only Sky Financial common shares in exchange for such shareholder’s Falls common shares, and as having immediately redeemed a portion of such Sky Financial common shares for the cash received (excluding cash received in lieu of fractional shares). Unless the redemption is treated as a dividend under the principles of Section 302(d) of the Code (to the extent of such shareholder’s ratable share of the undistributed earnings and profits of Falls), the gain will be capital gain if the Falls common shares are held by such shareholder as a capital asset at the time of the merger.

Cash in Lieu of Fractional Shares

Falls shareholders who receive cash in lieu of fractional Sky Financial common shares as a result of the merger will be treated for federal income tax purposes as if the fractional share interests had been issued in the merger to the shareholders and then had been redeemed by Sky Financial for cash, subject to the provisions and limitations of Section 302 of the Code.

Tax Basis

The aggregate tax basis of the Sky Financial common shares received by a Falls shareholder in the merger (including fractional shares, if any, deemed to be issued and redeemed by Sky Financial) generally will be equal to the aggregate tax basis of the Falls common shares surrendered in the merger, reduced by the amount of cash received by the shareholder in the merger (other than cash in lieu of fractional shares), and increased by the amount of gain recognized by the shareholder in the merger (including any portion of the gain that is treated as a dividend, but excluding any gain or loss resulting from the deemed issuance and redemption of fractional shares).

Holding Period

The holding period of the Sky Financial common shares received by Falls shareholders will include the holding period of the Falls common shares surrendered in the exchange, provided that the Falls common shares were held as a capital asset on the date of the exchange.

Reporting Requirements

Falls shareholders are required to file a statement with their U.S. federal income tax returns setting forth their tax basis in the Falls common shares exchanged in the merger, the fair market value of the Sky Financial common shares and the amount of any cash received in the merger. In addition, Falls shareholders will be required to retain permanent records relating to these facts.

Backup Withholding

Under certain circumstances, cash payments made to Falls shareholders pursuant to the merger may be subject to backup withholding at a rate of 28%. There is no withholding for shareholders who provide the exchange agent with their correct U.S. federal taxpayer identification number and who certify on IRS Form W-9 or its substitute that no loss of exemption from backup withholding has occurred. Certain categories of Falls shareholders, such as corporations and some foreign individuals, are not subject to backup withholding. In order for a foreign individual to qualify as an exempt recipient, such individual generally must provide the exchange agent with a completed IRS Form W-8BEN or its substitute. Any amounts withheld from a Falls shareholder under the backup withholding rules are not an additional tax. Rather, any such amounts will be allowed as a credit or refund against such shareholder’s U.S. federal income tax liability provided that the shareholder furnishes to the IRS all required information.

Disclaimer

The discussion of material federal income taxes is included in this document for general information only. Each Falls shareholder should consult his, her or its own tax advisor regarding the specific tax consequences to the shareholder of the merger, including the application and effect of state, local and foreign income and other tax laws.

Accounting Treatment

The merger will be accounted for as a purchase in accordance with accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the tangible and identifiable intangible assets and liabilities of Falls will be recorded at estimated fair values at the time the merger is consummated. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. The adjustments necessary to record tangible and identifiable intangible assets and liabilities at fair value will be amortized to income and expense over the estimated remaining lives of the related assets and liabilities. Goodwill will not be amortized. Instead, goodwill will be reviewed for impairment at least annually. If the carrying amount of goodwill exceeds its estimated fair value, an impairment loss will be recognized in an amount equal to that excess.

Effect on Falls Employee Benefit Plans

Falls employees will continue to participate in the Falls employee benefit plans after the effective date of the merger until Sky Financial determines that Falls employees will, subject to applicable eligibility requirements, participate in the Sky Financial employee benefit plans and that all or some of the Falls plans are terminated or merged into Sky Financial’s plans. Falls employees continuing to be employed by Sky Financial who participate in Sky Financial plans will receive credit for service at Falls for eligibility and vesting purposes, but not for benefit calculation purposes, under Sky Financial’s employee benefit plans, except as otherwise required by law or regulation.

Additionally, Falls officers and employees terminated as a result of the merger of Sky Financial and Falls will receive severance from Sky Financial in accordance with Sky Financial’s standard severance policy for employees as of the closing of the merger and will be given credit for service at Falls.

Expenses of the Merger

Sky Financial and Falls will each bear its own expenses incurred in connection with the merger and the related transactions, including without limitation, all fees of its respective legal counsel, financial advisors and accountants, except that printing and mailing expenses will be shared equally by Sky Financial and Falls. Sky Financial also will be responsible for all expenses incident to obtaining requisite regulatory approvals.

Regulatory Approvals

Sky Financial has filed the required applications with the Federal Reserve System, the Ohio Division of Financial Institutions and the Federal Deposit Insurance Corporation to obtain approval for the merger. The merger may not be consummated for up to 30 days after approval by the Federal Reserve System or the Federal Deposit Insurance Corporation, during which time the United States Department of Justice may bring an action challenging the merger on antitrust grounds. Sky Financial has not yet filed the required applications with the appropriate federal and state regulators to obtain approval for the subsidiary merger of Sky Bank, Sky Financial’s commercial bank affiliate, with Falls.

Resale of Sky Financial Common Shares

No restrictions on the sale or other transfer of the Sky Financial common shares issued pursuant to the merger will be imposed solely as a result of the merger, except for restrictions on the transfer of shares issued to any Falls shareholder who may be deemed to be an “affiliate” of Falls for purposes of Rule 145 under the Securities Act of 1933. Generally, “affiliates” of Falls would include officers, directors and significant shareholders of Falls. The merger agreement requires Falls to cause persons who could be considered to be “affiliates” to enter into an agreement with Sky Financial stating that these “affiliates” will not sell, pledge, transfer or otherwise dispose of the Sky Financial common shares they acquire except in compliance with the Securities Act of 1933 and the rules and regulations thereunder. Sales of Sky Financial common shares by affiliates of Sky Financial are subject to similar transfer restrictions.

Falls affiliates may resell the Sky Financial common shares they receive in the merger only:

•	in transactions permitted by Rule 145 promulgated under the Securities Act of 1933; or

•	pursuant to an effective registration statement; or

•	in transactions exempt from registration.

Rule 145, as currently in effect, restricts the manner in which affiliates may resell shares and also restricts the number of shares that affiliates, and others with whom they might act in concert, may sell within any three-month period.

Stock Exchange Listing

Sky Financial common shares to be issued in connection with the merger will be authorized for listing on the Nasdaq National Market under the symbol “SKYF.”

Dividends

Under the terms of the merger agreement, Falls agreed not to make, declare, pay or set aside for payment any dividend. Falls also is prohibited from directly or indirectly adjusting, splitting, combining, redeeming, reclassifying, purchasing or otherwise acquiring any Falls common shares.

Following completion of the merger, former Falls shareholders receiving Sky Financial common shares as part of the merger consideration will receive dividends, if any, declared by Sky Financial as Sky Financial shareholders.

Rights of Dissenting Falls Shareholders

Falls shareholders are entitled to certain dissenters’ rights pursuant to Sections 1701.78, 1701.84(A) and 1701.85 of the Ohio Revised Code. ORC Section 1701.85 generally provides that Falls shareholders will not be entitled to such rights without strict compliance with ORC Section 1701.85, and failure to take any one of the required steps may result in the termination or waiver of such rights. Specifically, any Falls shareholder who is a record holder of Falls common shares on the September 26, 2005 record date and whose shares are not voted in favor of the merger may be entitled to be paid the “fair cash value” of such Falls common shares after the effective time. To be entitled to such payment, a dissenting Falls shareholder must deliver a written demand for payment therefor to Falls on or before the tenth day following the Falls special meeting and must otherwise comply strictly with ORC Section 1701.85. Any written demand must specify the Falls shareholder’s name and address, the number and class of shares held by that shareholder on the record date and the amount claimed as the “fair cash value” of such Falls common shares. See the text of ORC Section 1701.85 attached as Annex C to this document for specific information on the procedure to be followed in exercising dissenters’ rights.

If Falls so requests, a dissenting Falls shareholder must submit share certificates to Falls within 15 days of such request for endorsement on the share certificates by Falls that demand for appraisal has been made. Failure to comply with this request will terminate the dissenting Falls shareholder’s rights. Such certificates will be returned promptly to the dissenting shareholders by Falls. If Falls and any dissenting shareholder cannot agree upon the “fair cash value” of the Falls common shares, either may, within three months after service of demand by the Falls shareholder, file a petition in the Court of Common Pleas of Summit County, Ohio, for a determination of the “fair cash value” of the Falls common shares. The court may appoint one or more appraisers to determine the “fair cash value.” If the court approves the appraisers’ report, judgment will be entered for the fair cash value, and the costs of the proceedings, including reasonable compensation of the appraisers, will be assessed or apportioned as the court considers equitable.

THE MERGER AGREEMENT

The following is a description of the material terms of the merger agreement. A complete copy of the merger agreement, as amended, is attached as Annex A to this document and is incorporated into this document by reference. We encourage you to read the entire merger agreement.

The Merger

Under the merger agreement, Sky Financial will form an interim savings bank to facilitate its acquisition of Falls. The interim savings bank will merge with and into Falls, with Falls surviving the merger as a wholly-owned subsidiary of Sky Financial. Falls and the interim savings bank will be Ohio corporations when they merge, so the merger of the interim savings bank and Falls must be completed in accordance with Ohio law.

Effective Date

The merger will be effective either on the filing date of, or a subsequent date we specify in, the certificate of merger filed with the Secretary of State of Ohio. Unless Sky Financial and Falls otherwise agree in writing, we plan to file the certificate of merger as soon as practicable after all of the conditions described in the merger agreement have been satisfied. Sky Financial and Falls anticipate closing the transactions contemplated by the merger agreement and filing the certificate of merger by November 1, 2005.

Conversion of Falls Common Shares

Upon the consummation of the merger, in accordance with the merger agreement, each outstanding common share of Falls will be converted into either (a) $17.50 in cash or (b) a number of Sky Financial common shares based upon an exchange ratio of (i) $17.50, divided by (ii) the average closing price of a Sky Financial common share (symbol: SKYF) on the Nasdaq National Market for the ten trading days immediately preceding the fifth trading day prior to the effective date of the merger.

Sky Financial will not issue fractional shares in the merger. Instead, each Falls shareholder who otherwise would be entitled to receive a fraction of a Sky Financial common share will receive cash in an amount equal to the product of the fractional Sky Financial common share and the average closing price of Sky Financial common shares over a specified period preceding the effective date of the merger.

Each Sky Financial common share issued in the merger will also include an associated preferred share purchase right under Sky Financial’s existing shareholder rights plan. This right will not be evidenced by a separate certificate.

On the effective date of the merger, if you are a holder of Falls common shares, you will no longer have any rights as a holder of those shares. If you receive Sky Financial common shares in the merger, however, you will, upon proper surrender of your Falls common share certificates, have the rights of a holder of Sky Financial common shares. For a comparison of the rights you have as a holder of Falls common shares to the rights you would have as a holder of Sky Financial common shares, read “Comparison of Certain Rights of Shareholders” beginning on page 44.

Election Procedures

Subject to the allocation procedures described in the next section, each Falls shareholder will have the right to elect to receive with respect to his or her Falls common shares, (a) all cash, (b) all Sky Financial common shares, or (c) a mixture of cash and Sky Financial common shares.

All Cash Election.    A shareholder who makes the all cash election will receive cash, in the amount of $17.50 for each Falls common share owned, subject to the allocation procedures described below.

All Stock Election.    A shareholder who makes the all stock election will receive Sky Financial common shares, based upon a floating exchange ratio equal to: (i) $17.50, divided by (ii) the average closing price of a Sky Financial common share (symbol: SKYF) on the Nasdaq National Market for the ten trading days immediately preceding the fifth trading day prior to the effective date of the merger.

Mixed Election.    A shareholder who makes the mixed cash/stock election will receive cash, in the amount of $17.50 per share, for the whole number or percentage of Falls common shares the shareholder elects to exchange for cash and Sky Financial common shares, based upon the floating exchange ratio described above, for the whole number or percentage of Falls common shares the shareholder elects to exchange for Financial common shares, subject to the allocation procedures described below.

Non-Election Shares.    Falls shareholders who do not make an election as to the form of consideration they wish to receive, and shareholders who do not make a valid election, will be deemed to have made a “non-election.” Falls shareholders who are deemed to have made a non-election will receive all cash, all Sky Financial common shares or a mixture of Sky Financial shares and cash at the rates described above, as determined by Sky Financial or the exchange agent in accordance with the terms of the merger agreement.

The parties have agreed that a maximum of 81% of the Falls common shares will be exchanged for Sky Financial common shares and a maximum of 19% of the Falls common shares will be exchanged for cash, subject to adjustment for cash paid in lieu of fractional Sky Financial common shares. Accordingly, there is no assurance that a holder of Falls common shares will receive the form of consideration that the holder elects with respect to all Falls common shares held by that holder, unless the holder holds 100 or fewer Falls common shares and makes the all cash election, in which case such holder will receive all cash. If the elections result in an oversubscription of Sky Financial common shares or cash, the procedures for allocating Sky Financial common shares and cash, described below under “Allocation,” will be followed by the exchange agent.

Election Form.    The merger agreement provides that prior to the anticipated date of completion of the merger, the companies will mail to Falls shareholders an election form. Each election form will allow the holder to make the all cash election, the all stock election, the mixed cash/stock election, or to indicate that the holder makes no election. It is expected that approximately one week after the date of this proxy statement/prospectus, Sky Financial and Falls will mail the election form to each Falls shareholder who is a holder of record as of the close of business on September 26, 2005. Sky Financial also will make available an election form to any person who becomes a holder of Falls common shares subsequent to September 26, 2005 and up to and until 5:00 p.m. local time on the business day before the election deadline.

Falls shareholders who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the instruction booklet to the election form. Falls common shares for which the shareholder has not made a valid election prior to the election deadline will be deemed non-electing shares.

To make a valid election, Falls shareholders must submit a properly completed election form, together with all Falls share certificates or an affidavit of lost certificate for such certificates, so that they are actually received by the exchange agent at or prior to the election deadline in accordance with the instructions set forth in the instruction booklet to the election form.

An election may be revoked by any Falls shareholder submitting an election form prior to the election deadline and may be either resubmitted or withdrawn. If a shareholder wishes to change an election, the shareholder may submit a new election form in accordance with the election procedures, so long as the new election form is received by the election deadline. If a shareholder wishes to withdraw an election, the shareholder must provide written notice of withdrawal to the exchange agent by 5:00 p.m. local time on the business day before the election deadline. In the event of a withdrawal of an election, the exchange agent will, upon receiving a written request from the holder of Falls common shares making the withdrawal, deem the holder to have made a non-election as described above. The exchange agent will have reasonable discretion to determine whether any election, change, or withdrawal request has been properly or timely made and to disregard immaterial defects in any election form. Any good faith decisions of the exchange agent and Sky Financial regarding these matters will be binding and conclusive.

Allocation

Pursuant to the terms of the merger agreement, Sky Financial will exchange a maximum of 81% of the Falls common shares for Sky Financial common shares and a maximum of 19% of the Falls common shares for cash, subject to adjustment for cash paid in lieu of fractional Sky Financial common shares. Therefore, the elections of Falls shareholders are subject to proration to preserve these limitations on the amount of cash to be paid and the number of Sky Financial common shares to be issued in the merger, except that the holders of 100 or fewer Falls common shares who elect to receive all cash for their Falls common shares will receive all cash.

Reduction of Shares Deposited for Cash.    If, at the election deadline, Sky Financial determines that more than 19% of the total number of outstanding Falls common shares have been deposited for cash pursuant to the all cash election or the mixed cash/stock election, then Sky Financial will reallocate a certain number of Falls common shares deposited for cash to Falls common shares deposited for Sky Financial common shares so that no more than 19% of the total number of Falls common shares will be exchanged for cash. Sky Financial will determine this number on a pro rata basis in relation to the total number of Falls common shares deposited for cash (excepting out the number of Falls common shares deposited for all cash by Falls shareholders with 100 or fewer shares). Notice of this allocation shall be provided promptly to each Falls shareholder who had made the all cash election or the mixed cash/stock election and who will not receive the consideration the shareholder elected because of such allocation.

Increase of Shares Deposited for Cash.    If, at the election deadline, Sky Financial determines that less than 19% of the total number of outstanding Falls common shares have been deposited for cash pursuant to the all cash election or the mixed cash/stock election (after allocation of any non-election shares as described above), then Sky Financial will reallocate a certain number of Falls common shares deposited for Sky Financial common shares to Falls common shares deposited for cash so that no less than 19% of the total number of Falls common shares will be exchanged for cash. Sky Financial will determine this number on a pro rata basis in relation to the total number of Falls common shares deposited for all Sky Financial common shares. Notice of this allocation shall be provided promptly to each Falls shareholder who had made the all stock election or the mixed cash/stock election and who will not receive the consideration the shareholder elected because of such allocation.

Preservation of Reorganization Status.    In order to preserve the status of the merger as a tax-free reorganization, the merger agreement provides that Sky Financial will increase the stock exchange ratio if the aggregate value of the Sky Financial common shares to be issued in the exchange, based upon the closing price of the Sky Financial common shares on the business day immediately preceding the effective date of the merger, would be less than 80% of the sum of the aggregate cash and Sky Financial common shares to be received by Falls shareholders. If triggered, this provision would effectively require Sky Financial to issue additional shares of Sky Financial common stock in the exchange.

Although the merger agreement does not specify a time period within which the allocation described above will be computed by the exchange agent, we estimate that it will be computed within approximately 15 days after the election deadline, unless the merger has not been completed, in which case the allocation will be completed as soon as practicable after completion of the merger.

Because the federal income tax consequences of receiving cash, Sky Financial common shares, or both cash and Sky Financial common shares will differ, Falls shareholders are urged to read carefully the information set forth under the caption “The Merger—Material Federal Income Tax Consequences” and to consult their own tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the share consideration can fluctuate in value from the determination made during the valuation period, the economic value per share received by Falls shareholders who receive the share consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by Falls shareholders who receive cash consideration.

Surrender of Certificates

In order to receive the merger consideration, each holder of Falls common shares will be required to surrender the holder’s share certificate(s) to the Shareholder Relations Department of Sky Financial, the designated exchange agent for this transaction. Prior to the anticipated date of completion of the merger, the exchange agent will send you transmittal materials that you should use when surrendering your Falls common share certificates to the exchange agent. After you surrender your Falls common share certificate(s) for cancellation to the exchange agent, together with a completed letter of transmittal and any other documents the exchange agent reasonably requests, you will be entitled to receive following consummation of the merger (A) a new certificate representing that number of whole Sky Financial common shares that you have the right to receive under the merger agreement, and/or (B) a check in an amount equal to the sum of the cash you have the right to receive as part of the merger consideration, any cash you are entitled to receive for a fractional Sky Financial common shares and any cash you are entitled to receive in respect of any dividends or distributions with respect to Sky Financial common shares. The surrendered Falls common share certificate(s) will be canceled. You should not surrender your certificates for exchange until you receive the letter of transmittal and instructions from the exchange agent.

If you own Falls common shares, the transfer of which has not been registered in the transfer records of Falls, you may nevertheless exchange these shares for Sky Financial common shares if you provide the exchange agent with the certificate representing your Falls common shares, along with all documents required by Sky Financial to evidence and effect the transfer and to evidence that any applicable stock transfer taxes have been paid.

You will not be entitled to payment of any dividends or other distributions with respect to Sky Financial common shares until you have followed the procedures described above for surrendering your Falls common share certificate(s). After properly surrendering your Falls common shares certificate(s) in exchange for Sky Financial common shares, you will be entitled to receive any dividends or other distributions with respect to such Sky Financial common shares with a record date occurring on or after the effective time of the merger. You will not be entitled to the payment of any interest on such dividends or distributions.

If a certificate for Falls common shares has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary identification.

After the consummation of the merger, there will be no transfers of any Falls common shares on the stock transfer books of Falls. If, after the consummation of the merger, certificates and letters of transmittal for Falls common shares are properly presented to the exchange agent, the exchange agent will cancel these certificates and exchange them for the consideration specified in the merger agreement, subject to applicable law and to the extent that Sky Financial has not paid such consideration to a public official pursuant to applicable abandoned property laws.

If you are a Falls shareholder, you should not send in your certificates until you receive the transmittal materials from the exchange agent.

We will promptly mail detailed instructions, including a transmittal form, as to the method of exchanging certificates representing Falls common shares for certificates representing Sky Financial common shares, to holders of Falls common shares.

Conversion of Falls Stock Options

Under the merger agreement, each Falls option that is outstanding and unexercised as of the time of the merger will be terminated in exchange for a cash payment equal to the product of (a) the excess, if any, of $17.50 over the exercise price of the Falls stock options and (b) the number of shares subject to the stock option.

Conditions to Completion of the Merger

Conditions to Sky Financial’s Obligation and Falls’ Obligation to Complete the Merger.    The obligations of Sky Financial and Falls to complete the merger are subject to the satisfaction of certain conditions, including:

•	Falls shareholders must adopt the merger agreement and approve the merger;

•	we must receive the required regulatory approvals and all applicable statutory waiting periods relating to the merger must have expired or been terminated, and no such regulatory approvals may contain any conditions, restrictions or requirements that the Sky Financial Board reasonably determines would be unduly burdensome or would have a material adverse effect on Sky Financial or its subsidiaries after giving effect to the consummation of the merger;

•	there must not be any injunction or other order by any court or governmental entity prohibiting or preventing the merger; and

•	the registration statement relating to the issuance of Sky Financial common shares in the merger must be effective.

Conditions to Falls’ Obligation to Complete the Merger.    The obligation of Falls to complete the merger is further subject to the satisfaction of several conditions, including:

•	Sky Financial must perform its obligations under the merger agreement in all material respects;

•	the representations and warranties of Sky Financial contained in the merger agreement must be true and correct when made and as if made on the closing of the merger, except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Sky Financial;

•	Falls must receive a legal opinion from Vorys, Sater, Seymour and Pease LLP, counsel to Falls, that the parent merger will constitute a “reorganization” for federal income tax purposes and that no gain or loss will be recognized by Falls shareholders who receive solely Sky Financial common shares, other than the gain or loss recognized as to cash received in lieu of fractional shares;

•	Falls must have received a fairness opinion from Keefe, Bruyette & Woods, Inc., financial advisor to Falls, dated as of a date reasonably proximate to the date of this prospectus/proxy statement, to the effect that the merger consideration is fair to the shareholders of Falls from a financial point of view;

•	Sky Financial shall have bound coverage for directors’ and officers’ liability insurance covering the directors and officers of Falls (see page 28); and

•	No event or series of events have occurred at Sky Financial which may result in a material adverse effect on Sky Financial’s condition, results of operations, assets, liabilities or business.

Conditions to Obligations of Sky Financial to Complete the Merger.    The obligation of Sky Financial to complete the merger is further subject to the satisfaction of several conditions, including:

•	Falls must perform its obligations under the merger agreement in all material respects;

•	the representations and warranties of Falls contained in the merger agreement must be true and correct when made and as if made on the effective date of the merger, except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Falls;

•	Sky Financial must receive executed affiliate agreements from each affiliate of Falls; and

•	No event or series of events have occurred at Falls which may result in a material adverse effect on Falls’ condition, results of operations, assets, liabilities or business.

Either Falls or Sky Financial could, to the extent permitted by applicable law, decide to waive some of the conditions to our obligation to complete the merger even though one or more of these conditions have not been met. In the case of mutual conditions, however, both of us would have to decide to waive the condition to our obligations to complete the merger. We cannot guarantee that the conditions to the merger will be satisfied or waived, or that the merger will be completed at all.

Representations and Warranties

The merger agreement contains some customary representations and warranties made both by Sky Financial and by Falls, including representations and warranties relating to:

•	due organization and good standing;

•	capital structure and capitalization;

•	subsidiaries;

•	corporate power and authorization to enter into the transactions contemplated by the merger agreement;

•	governmental filings, reviews and approvals required in connection with the transactions contemplated by the merger agreement;

•	filings with the Securities and Exchange Commission;

•	financial statements and reports;

•	litigation and regulatory matters;

•	compliance with laws;

•	brokerage fees;

•	certain laws regarding takeovers;

•	taxes;

•	corporate books and records;

•	disclosure statements made in the representations and warranties sections of the merger agreement;

•	absence of certain material changes or events;

•	loans and allowance for loan losses; and

•	deposit insurance with the Federal Deposit Insurance Corporation.

In addition, Falls made certain additional representations and warranties to Sky Financial relating to:

•	absence of default under any material contracts or agreements;

•	employee benefit plans and plan compliance;

•	labor matters;

•	environmental matters;

•	risk management instruments;

•	accounting controls;

•	insurance coverage;

•	off balance sheet transactions;

•	absence of undisclosed liabilities;

•	properties owned and leased by Falls;

•	loans;

•	repurchase agreements;

•	related party transactions; and

•	intellectual property.

The representations and warranties in the merger agreement will not survive the effective date of the merger.

Conduct of Business Pending the Merger

Conduct of Business by Falls until the Effective Time of the Merger.    From June 21, 2005 until the closing of the merger or the termination of the merger agreement, unless Sky Financial otherwise consents in writing, Falls must:

•	conduct its business in the ordinary course;

•	use its reasonable efforts to preserve intact its present business organizations and assets;

•	use its reasonable efforts to preserve its relationships with customers, suppliers, employees and business associates; and

•	not voluntarily take any action that, at the time taken, is reasonably likely to have a material adverse effect on Falls or its ability to consummate the merger.

In addition, except as otherwise provided in the merger agreement, during this period Falls may not:

•	issue or sell any Falls common shares or permit such shares to become outstanding other than pursuant to previously granted stock options, or authorize the creation of additional Falls common shares;

•	permit any additional Falls common shares to become subject to new grants of employee or director stock options or similar rights;

•	make, declare, pay or set aside for payment any dividend;

•	adjust, split, combine, redeem, purchase or acquire any shares of its capital stock;

•	enter into, amend or renew any employment, consulting, severance, change in control or similar agreements with directors, officers or employees;

•	increase employee compensation, severance or other benefits except for (i) normal individual increases in compensation in the ordinary course of business consistent with past practice, (ii) increases required or made advisable by applicable law, and (iii) increases required to satisfy existing contractual obligations;

•	enter into, establish, adopt or amend any employee benefit plan or arrangement with respect to any director, officer or employee, except as expressly permitted by the merger agreement;

•	acquire, sell or otherwise dispose of capital assets or any other assets other than in the ordinary course of business;

•	amend its organizational documents;

•	implement or adopt any change in its accounting principles, practices or methods other than as required by U.S. generally accepted accounting principles;

•	enter into, amend, modify or terminate any material contract, except in the ordinary course of business consistent with past practice;

•	settle any material claim, action or proceeding;

•	take any action that would disqualify the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	knowingly take any action that is intended or is reasonably likely to result in any representations or warranties in the merger agreement being untrue in any material respect, any conditions in the merger agreement not being satisfied or a material violation of any provision of the merger agreement;

•	except pursuant to applicable law or regulation, implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices, fail to follow in any material respect its existing policies or practices with respect to managing its exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•	incur, cancel, release, assign, modify, assume, guarantee, endorse or otherwise become responsible with respect to any indebtedness for borrowed money in excess of $500,000, except for borrowings from the Federal Home Loan Bank of Cincinnati in accordance with past practices;

•	enter into or modify any contract with a director, officer, employee or other related person of Falls;

•	make or change any material tax election or settle any material tax audit or proceeding;

•	extend credit for new loans, renewals and extensions on an unsecured basis to any person in the aggregate in an amount in excess of $250,000;

•	extend credit for new loans on a secured basis to any person in the aggregate in an amount in excess of $750,000;

•	extend credit for loan renewals or extensions on a secured basis to any person in the aggregate in an amount in excess of $1,000,000;

•	extend credit for indirect loans to any person in the aggregate in an amount in excess of $150,000;

•	extend credit, including new loans, renewals and extensions of residential mortgage loans to any person in the aggregate in an amount in excess of $500,000;

•	make any capital expenditures in an amount in excess of $100,000 in any one case or $500,000 in the aggregate; or

•	agree or commit to do any of the foregoing.

Conduct of Business by Sky Financial until the Effective Time of the Merger.    From June 21, 2005 until the closing of the merger, unless Falls otherwise consents in writing, Sky Financial and its subsidiaries must:

•	conduct their business in the ordinary course;

•	use their reasonable efforts to preserve their present business organizations and assets;

•	use their reasonable efforts to preserve their relationships with customers, suppliers, employees and business associates; and

•	not voluntarily take any action that, at the time taken, is reasonably likely to have a material adverse effect on Sky Financial or its ability to consummate the merger.

In addition, except as otherwise provided in the merger agreement, during this period Sky Financial and its subsidiaries may not:

•	implement or adopt any change in their accounting principles, practices or methods other than as required by U.S. generally accepted accounting principles;

•	take any action that would disqualify the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	knowingly take any action that is intended or is reasonably likely to result in any representations or warranties in the merger agreement being untrue in any material respect, any conditions in the merger agreement not being satisfied or a material violation of any provision of the merger agreement;

•	except pursuant to applicable law or regulation, fail to follow their existing policies or practices with respect to managing their exposure to interest rates and other risks or fail to use commercially reasonable means to avoid any material increase in their aggregate exposure to interest rate risks; or

•	agree or commit to do any of the foregoing.

Termination of the Merger Agreement

Termination.    We can terminate the merger agreement without completing the merger if each of our boards of directors agrees, by a majority vote, to terminate it. Either of us acting alone can terminate the merger agreement if:

•	the other party breaches a representation or warranty or breaches a covenant or agreement contained in the merger agreement that is not cured within 30 days of giving notice of the breach to the breaching party, provided that the breach would be reasonably likely to result in a material adverse effect on the other party;

•	the merger has not been completed on or before November 30, 2005 (unless the party seeking to terminate caused the delay in completion by its failure to comply with any provision of the merger agreement);

•	the approval of any governmental entity required for consummation of the merger has been denied by final non-appealable action; or

•	the Falls shareholders do not adopt the merger agreement and approve the merger.

Falls, acting alone, can terminate the merger agreement if:

•	prior to the approval of the merger by Falls shareholders, its Board of Directors authorizes the execution of a definitive agreement for a superior proposal, as defined in the merger agreement.

Sky Financial, acting alone, can terminate the merger agreement if:

•	prior to the approval of the merger by Falls shareholders, the Falls Board of Directors either changes its recommendation in favor of the merger, fails to call the special shareholders meeting, or recommends another acquisition proposal to its shareholders.

Termination Fee

Falls will pay to Sky Financial a termination fee of $400,000 (approximately 3% of the aggregate transaction value based on consideration of $17.50 per Falls common share) if the merger agreement is terminated upon the occurrence of specified events. Generally, Falls would have to pay the termination fee if a third party makes an acquisition proposal with respect to Falls after the date of the merger agreement and then:

•

the merger agreement is terminated either (a) by Sky Financial or Falls because the Falls shareholders fail to adopt the merger agreement, (b) by Sky Financial because of a breach by Falls of one or more of the covenants or agreements contained in the merger agreement that individually or together would have a material adverse effect on Falls or its ability to consummate the merger, or (c) by Sky Financial because the Falls Board fails to take action to convene the special meeting or because the Falls Board has failed to recommend the adoption of the merger agreement to the Falls shareholders, and prior to such termination, an acquisition proposal with respect to Falls is publicly announced, publicly proposed or commenced by a party other than Sky Financial, and within 18 months of terminating the merger agreement pursuant to item (a), (b) or (c) above, Falls enters into an acquisition agreement with a party other than Sky Financial providing for a merger, reorganization, business combination or similar transaction; or

•	the merger agreement is terminated by Falls because the Falls Board elects to enter into a definitive written agreement with a third party concerning a transaction that the Falls Board determines to be a superior acquisition proposal.

Falls also must pay Sky Financial’s documented out-of-pocket expenses and fees if another acquisition proposal is made known to Falls shareholders and not withdrawn and the merger agreement is subsequently terminated by Sky Financial or Falls because the merger has not been completed on or before November 30, 2005.

Falls agreed to the termination fee and expense reimbursement arrangements in order to induce Sky Financial to enter into the merger agreement. These arrangements could have the effect of discouraging other companies from trying to acquire Falls.

Amendment; Waiver

The merger agreement may be amended in writing if signed by both Sky Financial and Falls. Either of us may extend the time for performance, waive any inaccuracies in the representations and warranties or waive compliance with any agreements or conditions under the merger agreement by a writing signed by the party against whom the waiver or extension is to be effective. We may amend the merger agreement or give each other waivers at any time before or after the Falls shareholders approve the merger agreement. However, after the Falls special meeting, we cannot make any amendment or give any waiver that by law requires further approval by the Falls shareholders unless we have obtained that approval.

DESCRIPTION OF SKY FINANCIAL CAPITAL SHARES

General

The following is a summary of the material terms of the Sky Financial capital shares. If you would like to review copies of the Sky Financial articles of incorporation and code of regulations, these documents are on file with the Securities and Exchange Commission. For further information on the rights of holders of Sky Financial common shares, see “Comparison of Certain Rights of Shareholders” below.

Sky Financial has authorized 350,000,000 common shares, without par value, of which 107,183,099 shares were issued and outstanding as of June 30, 2005, and 1,895,801 shares were held in treasury as of that date. Each outstanding Sky Financial common share is duly authorized, validly issued, fully paid and nonassessable. The holders of Sky Financial common shares have one vote per share on each matter on which shareholders are entitled to vote. Each Sky Financial common share has an associated preferred share purchase right pursuant to Sky Financial’s existing shareholder rights plan. Directors are elected for staggered, three-year terms. Specifically, the Sky Financial Board is divided into three classes, one of which is elected annually. Upon liquidation or dissolution of Sky Financial, the holders of Sky Financial common shares are entitled to share ratably in the assets that remain after creditors have been paid.

In addition, Sky Financial has authorized 10,000,000 serial preferred shares, of which no shares are currently outstanding. The terms of the serial preferred shares are to be established by the Sky Financial Board; therefore, if Sky Financial were to issue serial preferred shares in the future, holders thereof might have preference over the holders of Sky Financial common shares in the event of a liquidation or dissolution and may have other rights that are superior to or in addition to the rights of holders of Sky Financial common shares. Serial preferred shares have a par value of $10.00 per share. Sky Financial common shares have no par value. Holders of Sky Financial common shares have no preemptive rights, subscription rights or conversion rights.

The Sky Financial Board determines whether to declare dividends and the amount of any dividends declared. Such determinations by the Sky Financial Board take into account Sky Financial’s financial condition, results of operations and other relevant factors. While management expects to maintain its policy of paying regular cash dividends, no assurances can be given that any dividends will be declared, or, if declared, what the amount of such dividends will be. See “The Merger—Dividends” on page 32.

The Bank of New York is the transfer agent and registrar for Sky Financial common shares. The Shareholder Relations Department of Sky Financial will be the exchange agent for the merger.

COMPARISON OF CERTAIN RIGHTS OF SHAREHOLDERS

Introduction

On the effective date of the merger, each Falls common share, other than treasury shares, will be converted into either (a) $17.50 in cash or (b) a number of Sky Financial common shares based upon an exchange ratio of (i) $17.50, divided by (ii) the average closing price of a Sky Financial common share (symbol: SKYF) on the Nasdaq National Market for the ten trading days immediately preceding the fifth trading day prior to the effective date of the merger. As a consequence of the merger and the application of Ohio law, shareholders of Falls will, except in the instance where only cash is received in the merger, become shareholders of Sky Financial, and the Sky Financial articles of incorporation and the code of regulations will govern the rights of these new Sky Financial shareholders. Falls, like Sky Financial, is an Ohio corporation, and therefore, the rights of shareholders of Falls also are governed by Ohio law. The following is a summary of certain similarities and material differences between the rights of Sky Financial shareholders and Falls shareholders.

These differences arise from differences between various provisions of the Sky Financial amended and restated articles of incorporation and amended and restated code of regulations and the Falls articles of incorporation, as amended, and constitution. Although it is impractical to compare all of the aspects in which the companies’ charter documents differ with respect to shareholders’ rights, the following discussion summarizes the material significant differences between them and is qualified in its entirety by reference to the relevant provisions of Ohio law and the existing articles of incorporation and code of regulations/constitution of each of Falls and Sky Financial.

Authorized Shares

Sky Financial.    The Sky Financial articles of incorporation provide for 350,000,000 Sky Financial common shares, without par value, and 10,000,000 Sky Financial preferred shares, par value $10.00 per share. No serial preferred shares are currently outstanding. If Sky Financial serial preferred shares were to be issued, the rights of holders of Sky Financial common shares would be subordinated in some respects to the rights of holders of Sky Financial serial preferred shares.

Falls.    The Falls articles of incorporation provide for 11,000,000 authorized shares, of which 10,000,000 are common shares, par value of $.50 per share, and 1,000,000 are preferred shares, par value of $.50 per share.

Business Combinations

Sky Financial.    Under Ohio law, to effectuate a merger, the directors and the shareholders of a domestic corporation that is not surviving the merger must adopt the merger agreement. For shareholder adoption, at least two-thirds of the shares entitled to vote must vote in favor of the merger agreement, unless the corporation’s articles of incorporation provide otherwise; however, a corporation’s articles may not provide for approval by less than a majority of the shares entitled to vote. In addition, if the articles of incorporation require adoption by a particular class of shareholders, those shareholders must also adopt the merger agreement as specified in the articles. Under the Sky Financial articles of incorporation, for shareholder approval of a merger agreement, a majority of shares entitled to vote must be voted in favor of the merger agreement.

Under Ohio law, the directors and shareholders of a domestic corporation that is surviving the merger must also adopt the merger agreement if:

•	the articles or code of regulations of the surviving corporation require adoption of the merger agreement by shareholders;

•	the merger agreement conflicts with or changes the articles of incorporation or code of regulations of the surviving corporation;

•	the merger agreement authorizes any action that would otherwise require adoption by shareholders;

•	the merger involves the issuance or transfer of shares by the surviving corporation to the shareholders of the acquired corporation, and as a result of the transfer and immediately after consummation of the merger, the transferred shares would entitle these new shareholders to exercise at least one-sixth or more of the voting power of the surviving corporation in the election of directors; or

•	the merger agreement changes the directors of the surviving corporation in such a manner that shareholder approval is required.

This merger involves the exchange of Sky Financial common shares for Falls common shares. However, Falls shareholders who become Sky Financial shareholders will not be able to exercise more than one-sixth of the voting power in the election of Sky Financial directors, and none of the other conditions listed above apply. Consequently, the approval of Sky Financial’s shareholders of the merger agreement between Sky Financial and Falls is not required.

Falls.    Falls’ articles of incorporation provide that the holders of Falls common shares are entitled to one vote for each common share held. The articles of incorporation of Falls also provide that, unless two-thirds of the whole authorized number of directors recommends approval, the affirmative vote of the holders of common shares entitling them to exercise not less than 80% of the voting power of the corporation is required to approve a proposal that Falls adopt:

•	a proposed amendment to Falls’ Articles of Incorporation or a proposed adoption of Amended Articles; or

•	an agreement of merger or consolidation providing for the merger or consolidation of Falls with or into one or more other corporations; or

•	a proposed combination or majority share acquisition involving the issuance of Falls shares and requiring shareholder approval; or

•	a proposal to sell, lease or exchange all or substantially all of the property and assets of Falls; or

•	a proposal to fix or change the number of directors by action of the shareholders of Falls.

In the event that at least two-thirds of the authorized number of directors recommends approval of the foregoing matters, such matters only require the affirmative vote of the holders of common shares entitling them to exercise a majority of the voting power of the corporation for approval.

The merger and the merger agreement with Sky Financial has been approved and recommended by at least two-thirds of the authorized number of directors of Falls. Therefore, adoption of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of the issued and outstanding Falls common shares entitled to vote at the Falls special meeting.

Number of Directors

Sky Financial.    Under Ohio law, a corporation’s articles of incorporation or code of regulations determines the number of directors, but, in most circumstances, the number may not be less than three. Unless the corporation has less than three shareholders and the articles of incorporation and code of regulations are silent, the number of directors is three. Unless the articles of incorporation or code of regulations provides otherwise, the shareholders may fix or change the number of directors at a shareholder meeting for the election of directors by the affirmative vote of a majority of the shares represented at the meeting and entitled to vote. The Sky Financial code of regulations provides for no less than five and no more than 35 directors, the specific number of which is established by the Sky Financial Board from time to time. The Sky Financial Board has established the current number of directors at 14. To change the number of directors on the Sky Financial Board, the Sky Financial code of regulations requires the affirmative vote of 70% of the directors then in office.

Falls.    The Falls articles of incorporation provide for a board initially comprised of five directors. The number of directors may be fixed or changed at a meeting of Falls shareholders called for such purpose, at which a quorum is present. In addition, the Falls directors may fix or change the number of directors by the affirmative vote of two-thirds of the authorized number of directors and may fill any director’s office that is created by an increase in the number of directors; provided, however, that (a) the directors may not increase the number of directors to more than 15 nor reduce the number of directors to less than five, and (b) the directors may not change the number of directors by more than two from the number last fixed by the shareholders or directors. Neither the shareholders nor the directors of Falls has changed the number of directors, so the current number of Falls directors remains at five.

Classification of the Board of Directors

Sky Financial.    Under Ohio law, a corporation’s articles of incorporation or code of regulations may provide for the classification of directors into either two or three classes so long as (a) each class consists of at least three directors and (b) no director serves a term of office greater than three years. The Sky Financial code of regulations classifies the Board of Directors into three classes with approximately one-third of the directors elected each year. Consequently, for shareholders to change a majority of the directors on the board requires two annual meetings.

Falls.    The Falls articles of incorporation do not classify the Board of Directors into classes or specify the term for which directors shall serve. The Falls constitution provides that the number of directors and term of office shall be determined in accordance with the Falls articles of incorporation. Under Ohio law, unless a corporation’s articles or regulations provide for a different term (which may not exceed three years), each director shall hold office until the next annual meeting of the shareholders and until his successor is elected by the shareholders and qualified, or until his earlier resignation, removal from office, or death. Falls has one class of directors, all of whom serve for a term of one year.

Nomination of Directors

Sky Financial.    Under the Sky Financial code of regulations, either the Board of Directors or any shareholder entitled to vote in the election of directors may nominate a candidate for the Board of Directors. Shareholder nominations must be made in writing and must include the written consent of each proposed nominee to serve as a director if elected. Shareholder nominations and the required consents must be received at Sky Financial’s principal executive offices no less than 60 and no more than 90 days prior to the shareholder meeting at which directors are to be elected. If, however, notice of the meeting is mailed or disclosed to shareholders less than 75 days before the meeting date, shareholder nominations and required consents must be received by the close of business on the 15th day after notice is mailed or public disclosure is made. A shareholder’s notice to Sky Financial nominating any person who is not an incumbent director must set forth:

•	the name, age, business address and residence address of each nominee;

•	the principal occupation or employment of each nominee;

•	the class and number of Sky Financial common shares that are beneficially owned by each nominee; and

•	any other information relating to each nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Falls.    Under the Falls articles of incorporation, either the Board of Directors or any shareholder entitled to vote for the election of directors may nominate a candidate for the Board of Directors. Shareholder nominations must be made in writing and delivered or mailed to the President not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the purpose of electing directors. If, however, the shareholders receive less than 21 days notice of the meeting, shareholder nominations must be mailed or delivered to the

President not later than the close of business on the seventh day following the date on which the meeting notice was mailed. A shareholder notification shall contain the following information to the extent known to the notifying shareholder:

•	the name and address of each proposed nominee;

•	the principal occupation of each proposed nominee;

•	the name and residence address of the notifying shareholder; and

•	the number of shares of Falls capital stock beneficially owned by the notifying shareholder.

If a shareholder attempts to nominate one or more directors without giving the required notice and/or the information specified above, each such attempted nomination shall be invalid and shall be disregarded unless the person acting as chairman of the meeting determines that the facts warrant the acceptance of such nomination.

Cumulative Voting

Sky Financial.    Under Ohio law, shareholders have the right to make a request, in accordance with applicable procedures, to cumulate their votes in the election of directors unless a corporation’s articles of incorporation are amended, in accordance with applicable procedures, to eliminate that right. Sky Financial’s articles of incorporation have been amended in accordance with the applicable Ohio law procedures to eliminate cumulative voting in the election of directors.

Falls.    Falls’ articles of incorporation have not been amended to eliminate cumulative voting in the election of directors. Accordingly, if, in accordance with Ohio law, any Falls shareholder makes a proper request and announcement of such request is made at a meeting to elect directors, each shareholder will have votes equal to the number of directors to be elected, multiplied by the number of shares owned by such shareholder and will be entitled to distribute such votes among the candidates in any manner the shareholder wishes.

Vacancies on the Board

Sky Financial.    Under Ohio law, unless a corporation’s articles of incorporation or code of regulations provide otherwise, the remaining directors of a corporation may fill any vacancy in the board by the affirmative vote of a majority of the remaining directors. Directors elected to fill a vacancy serve the balance of the unexpired term. Sky Financial’s code of regulations defer to Ohio law regarding vacancies on the board so that directors can fill such vacancies.

Falls.    The Falls constitution provides that in the case of any vacancy in the Board of Directors through death, resignation, removal or increase in the number of directors, the remaining directors, though less than a majority of the whole authorized number of directors, may fill the vacancy by the affirmative vote of a majority of those present at any duly convened meeting. If there is only one director remaining, the sole remaining director may fill the vacancy. Directors elected to fill a vacancy serve the balance of the unexpired term and until the election and qualification of a successor.

Removal of Directors

Sky Financial.    Under Ohio law, shareholders have cumulative voting rights unless the corporation’s articles of incorporation have been amended in accordance with law. Therefore, shareholders of an issuing public corporation may remove, with cause, all the directors, all the directors of a particular class, or any individual director by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed, except that, unless all the directors or all the directors of a particular class are removed, no individual director may be removed if the votes of a sufficient number of shares are cast against the director’s removal which, if cumulatively voted at an election of all the directors or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director. The Sky Financial articles of incorporation have been amended to eliminate cumulative voting rights and its code of regulations provides that a director may be removed with or without cause and only by the affirmative vote of 70% of the Sky Financial Board.

Falls.    Falls’ articles of incorporation provide that directors may be removed, with or without cause, upon the affirmative vote of holders of shares representing not less than 80% of the voting power of the corporation entitled to vote in an election of directors. In addition, the articles provide that any director who does not satisfy the qualification requirements for a director of a savings bank set forth in the Ohio Revised Code, and the rules adopted by the Superintendent of the Ohio Division of Financial Institutions relating thereto, shall be removed by the Board of Directors or the Superintendent. The Board of Directors may also remove any director if:

•	by court order he has been found to be of unsound mind or adjudged a bankrupt;

•	within 60 days from the date of his election he does not qualify by taking, subscribing and filing an oath as required by the Ohio Revised Code; or

•	he does not acquire the qualification requirements for a director of a savings bank (as described above) within 60 days from the date of his election, or if he ceases to hold such qualifications for a continuous period of 60 days.

Under Falls’ articles of incorporation, the removal of any director results in a vacancy on the Board of Directors.

Special Meetings of Shareholders

Sky Financial.    Pursuant to Ohio law and the Sky Financial code of regulations, any of the following persons may call a special meeting of shareholders: the Chairman of the Board, the Chief Executive Officer, the President, the directors by action at a meeting, a majority of the directors acting without a meeting and holders of Sky Financial common shares representing at least 50% of the outstanding shares entitled to vote at the special meeting.

Falls.    Pursuant to Ohio law and the Falls constitution, any of the following persons may call a special meeting of shareholders: the Chairman of the Board, the President (or in the case of the President’s absence, death or disability, the Vice President authorized to exercise the authority of the President), the Secretary, the directors by action at a meeting, a majority of the directors acting without a meeting, or the holders of shares representing at least 50% of the outstanding shares entitled to vote at the special meeting.

Corporate Action Without a Shareholder Meeting

Under Ohio law, unless a corporation’s articles of incorporation or code of regulations prohibits action by shareholders without a meeting, shareholders may act without a meeting on any action required or permitted to be taken at a shareholder meeting, provided that all shareholders entitled to notice of the meeting sign a writing authorizing the action, and the shareholders file this writing with the corporation. Neither Sky Financial’s nor Falls’ articles of incorporation or code of regulations/constitution alter this right.

Amendments to Articles of Incorporation

Sky Financial.    Under Ohio law, shareholders may adopt amendments to the articles of incorporation by the affirmative vote of two-thirds of the shares entitled to vote on the proposal unless the corporation’s articles of incorporation provide for a greater or lesser vote; however, the articles of incorporation must require the vote of at least a majority of shares entitled to vote. The Sky Financial articles of incorporation provide that, except for specific provisions relating to an amendment with respect to Sky Financial serial preferred shares, shareholders may amend the articles of incorporation by the affirmative vote of a majority of the outstanding Sky Financial common shares voting as a class. If, however, the amendment to the articles of incorporation is inconsistent with or would have the effect of amending specific sections of the code of regulations, then adoption of the amendment would require the same vote as would be required to amend those sections.

Falls.    The Falls articles of incorporation provide that the articles of incorporation may be amended only by the affirmative vote of not less than 80% of the outstanding Falls shares entitled to vote on such proposal, unless at least two-thirds of the authorized number of directors recommend approval of such amendment, in which case the articles of incorporation may be amended by the affirmative vote of a majority of the Falls common shares entitled to vote on such proposal.

Amendments to Code of Regulations/Constitution

Sky Financial.    Under Ohio law, shareholders may amend or adopt regulations consistent with Ohio law and the corporation’s articles of incorporation, by the affirmative vote of a majority of shares entitled to vote if done at a shareholder meeting. For shareholders to amend the code of regulations without a meeting requires the affirmative vote of the holders of two-thirds of the shares entitled to vote on the proposal. Ohio law provides that a corporation’s articles of incorporation or code of regulations may increase or decrease the required shareholder vote, but may not allow approval by less than a majority of the voting power. Except for specific exceptions, the Sky Financial code of regulations requires the affirmative vote of only a majority of shares entitled to vote to amend the code of regulations. The exceptions are for any amendment with respect to the number, classification, election, term of office or removal of directors, which require the affirmative vote of at least 75% of the shares entitled to vote unless the amendment has been recommended by at least 70% of the Sky Financial Board.

Falls.    Consistent with the provisions of Ohio law, the Falls constitution provides that the constitution may be amended, or a new constitution adopted, by the shareholders at a meeting held for such purpose by the affirmative vote of the majority of the voting power of the corporation, or without a meeting by the written consents of the shareholders of record entitled to exercise two-thirds of the voting power of the corporation on such proposal. In cases where there will not be a meeting of shareholders, the Secretary shall, at least 10 days prior to the taking of such action without meeting, mail a copy of the proposed amendment or new constitution to each shareholder who would be entitled to vote thereon as of the mailing date. If the constitution is amended or a new constitution is adopted without a meeting of the shareholders, the Secretary shall mail a copy of the amendment or the new constitution to each shareholder who would have been entitled to vote thereon.

Preemptive Rights

If shareholders are entitled to preemptive rights, a corporation offering its shares for cash must provide those shareholders with the opportunity to purchase the offered shares in proportion to their current holdings at a fixed price before the corporation may offer the shares for sale to the public. Shareholders of Sky Financial and Falls do not have preemptive rights.

Dividends

Under Ohio law, directors may declare dividends on outstanding shares of the corporation. The dividends may be paid in cash, property or shares of the corporation so long as the dividends do not exceed the combination of the surplus of the corporation and the difference between:

•	the reduction in surplus that results from the immediate recognition of the transition obligations under Statement of Financial Accounting Standards no. 106 (SFAS No. 106), issued by the Financial Accounting Standards Board; and

•	the aggregate amount of the transition obligation that would have been recognized as of the date of the declaration of a dividend if the corporation had elected to amortize its recognition of the transition obligation under SFAS No. 106.

Ohio law and Sky Financial’s articles of incorporation place other restrictions on the payment of dividends, including the following:

•	dividends may not be paid to shareholders of any class in violation of the rights of shareholders of any other class;

•	dividends may not be paid when the corporation is insolvent or when reasonable grounds exist to believe that payment of the dividend would result in insolvency; and

•	if any portion of a dividend is paid out of capital surplus, the corporation must notify each shareholder receiving the dividend of the kind of surplus out of which the dividend is being paid.

Indemnification of Directors, Officers and Employees

Under Ohio law, generally, a corporation may indemnify any director, officer, employee or agent for reasonable expenses incurred in connection with the defense or settlement of any threatened, pending or completed action or suit related to the person’s position with the corporation if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal action or proceeding, the person must also have had no reasonable cause to believe his or her conduct was unlawful. Ohio law requires a corporation to indemnify any person for reasonable expenses incurred if he or she was successful in the defense of any action, suit or proceeding or part thereof. Ohio law prohibits indemnification of a person finally judged to have been knowingly fraudulent or deliberately dishonest or who has acted with willful misconduct or in violation of applicable law. Finally, Ohio law requires a corporation to provide expenses to a person in advance of final disposition of the action, suit or proceeding if the person undertakes to repay any advanced amounts if it is ultimately determined that he or she is not entitled to indemnification. Federal law places additional restrictions on the indemnification a corporation may provide to its directors, officers and employees. Specifically, federal law prohibits indemnification for violations of federal securities laws, cease and desist orders, and removal orders.

Sky Financial.    The Sky Financial code of regulations provides for indemnification to the fullest extent permitted by law. In addition, Sky Financial has entered into indemnification agreements with its directors and certain executive officers. The indemnification agreements provide that: Sky Financial is required to pay an indemnified party’s expenses and liabilities in any proceeding, including a shareholder derivative action, to the fullest extent permitted by law; Sky Financial is required to advance expenses of defending against litigation to the indemnitee and obligates the indemnitee to repay those amounts if it is ultimately determined that the indemnitee is not entitled to indemnification; the indemnified party is presumed to have met the applicable standard of conduct required for indemnification and Sky Financial must overcome the presumption in reaching any contrary determination; and the determination of an indemnitee’s entitlement to indemnification must be made no later than 60 days after any submission by the indemnitee of a sworn request for indemnification.

Sky Financial is also authorized to purchase and maintain director’s and officer’s liability insurance for its directors, officers, employees and agents.

Falls.    The Falls constitution requires Falls to indemnify its present and former directors and officers to the fullest extent permitted by law. The Falls constitution authorizes Falls to purchase and maintain insurance for any director, officer, employee or agent of Falls, or any person serving at the request of Falls as a director, trustee, officer, employee or agent of another entity.

Limitation of Personal Liability of Directors

Under Ohio law, a director of an Ohio corporation shall not be found to have violated his or her fiduciary duties to the corporation or its shareholders unless there is proof by clear and convincing evidence that the director has not acted in good faith, in a manner he or she reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, under Ohio law, a director is liable in damages for any action or failure to act as a director only if it is proved by clear and convincing evidence that such act or omission was undertaken either with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation, unless the corporation’s articles of incorporation or code of regulations/constitution make this provision inapplicable by specific reference. Neither of Sky Financial’s nor Falls’ articles of incorporation and code of regulations/constitution make this provision inapplicable.

Anti-takeover Protection

Control Share Acquisition Provisions

A control share acquisition is the acquisition, directly or indirectly, by a person of shares that, when added to the voting power the person already has, would entitle the person to cast, for the first time, a percentage of votes within particular ranges as defined by statute.

Ohio law contains control share acquisition provisions that apply to a corporation unless the corporation’s articles of incorporation or code of regulations state that the control share acquisition provision does not apply. The Ohio control share acquisition provision prohibits a control share acquisition unless the shareholders of the corporation approve the acquisition by vote of a majority of shares represented at the meeting and of a majority of disinterested shares represented at the meeting.

Sky Financial.    The Sky Financial articles of incorporation provide that the relevant statutory control share acquisition provisions do not apply to Sky Financial.

Falls.    Falls is subject to the control share provisions, but under Ohio law, such provisions do not apply to the acquisition of Falls by Sky Financial because such combination, if consummated, will have been approved by a majority vote of the holders of record of the issued and outstanding Falls common shares. All shares represented at the Falls special meeting will be disinterested shares because Sky Financial and its affiliates do not own any Falls common shares.

Transactions Involving Interested Shareholders

Under Ohio law, an issuing public corporation is prohibited from entering into a “Chapter 1704 transaction,” defined below, with the direct or indirect beneficial owner of 10% or more of the corporation’s shares for at least three years after the shareholder attains 10% ownership unless, before the shareholder attains 10% ownership, the Board of Directors approves either the Chapter 1704 transaction or the purchase of shares resulting in 10% ownership.

A Chapter 1704 transaction is broadly defined to include, among other things:

•	a merger or consolidation involving the corporation and the 10% shareholder;

•	a sale or purchase of substantial assets between the corporation and the 10% shareholder;

•	a reclassification, recapitalization or other transaction proposed by the 10% shareholder that results in an increase in the proportion of shares beneficially owned by the 10% shareholder; and

•	the receipt by the 10% shareholder of a loan, guarantee, other financial assistance or tax benefit not received proportionately by all shareholders.

Ohio law restricts these types of transactions between a corporation and a 10% shareholder even after the three-year period. At that time, such a transaction may proceed only if:

•	the Board of Directors had approved the purchase of shares that gave the shareholder his 10% ownership;

•	the transaction is approved by the holders of shares of the corporation with at least two-thirds of the voting power of the corporation, or such other percent as the articles of incorporation specify, and at least a majority of the disinterested shares; or

•	the transaction results in shareholders other than the 10% shareholder receiving a prescribed fair price plus interest for their shares.

The acquisition of Falls by Sky Financial is not a Chapter 1704 transaction because Sky Financial is not a direct or indirect owner of 10% or more of Falls common shares. Sky Financial and its affiliates do not own any Falls common shares, and Sky Financial has not entered into any voting agreements requiring Falls shareholders to vote their shares in favor of the merger and the merger agreement.

Even if the acquisition of Falls by Sky Financial were a Chapter 1704 transaction, Sky Financial and Falls would be in compliance with Chapter 1704 by virtue of the fact that the Falls Board of Directors has specifically approved the transaction with Sky Financial.

Anti-Greenmail Provisions

Under Ohio law, subject to some exceptions, a corporation may recover any profit realized from the disposition of equity securities by a person who, within 18 months before disposition, made a proposal or publicly disclosed the intention or possibility of making a proposal to acquire control of the corporation. Ohio law allows a corporation to opt out of this provision by specifically stating in its articles of incorporation or code of regulations that this provision does not apply. Sky Financial and Falls currently are subject to this provision of Ohio law.

Shareholder Rights Plans

Sky Financial.    Sky Financial has a shareholder rights plan that was adopted July 21, 1998. The Sky Financial Board has declared a dividend of one preferred share purchase right for each share of Sky Financial common stock outstanding pursuant to the shareholder rights plan. This right also will be attached to each share of Sky Financial common stock subsequently issued, including the shares of Sky Financial common stock to be issued to Falls shareholders in exchange for the Falls common shares in the merger. If triggered, the shareholder rights plan would cause substantial dilution to a person or group of persons that acquires more than 10% of Sky Financial’s outstanding common stock on terms not approved by the Sky Financial Board. This shareholder rights plan could discourage or make more difficult a merger, tender offer or other similar transaction with Sky Financial.

Falls.    Falls does not have a shareholder rights plan.

EXPERTS

The consolidated financial statements of Sky Financial and subsidiaries as of December 31, 2004 and 2003, and for the years ended December 31, 2004 and 2003, and management’s report on the effectiveness of internal control over financial reporting incorporated in this document by reference from Sky Financial’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Crowe Chizek and Company LLC has audited the consolidated financial statements of Sky Financial and subsidiaries for the year ended December 31, 2002, incorporated by reference in this document, as set forth in their report that also is incorporated by reference. We have incorporated by reference the financial statements audited by Crowe Chizek and Company LLC based on their report given on the authority of such firm as experts in accounting and auditing. On February 19, 2003, Sky Financial selected Deloitte and Touche LLP as its independent public accountants. The change was effective with the filing of Sky Financial’s Annual Report on Form 10-K on March 3, 2003.

LEGAL OPINION

W. Granger Souder, Jr., the General Counsel of Sky Financial, has rendered a legal opinion stating that Sky Financial has duly authorized the issuance of the Sky Financial common shares offered hereby and that the common shares, when issued in accordance with the merger agreement, will be validly issued and outstanding, fully paid and non-assessable.

INDEMNIFICATION

The code of regulations of Sky Financial provides that Sky Financial will indemnify any director or officer of Sky Financial or any person who is or has served at the request of Sky Financial as a director, officer or trustee of another corporation, joint venture, trust or other enterprise and his or her heirs, executors and administrators against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually or reasonably incurred because he or she is or was such director, officer or trustee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. This indemnification is to the full extent and according to the procedures and requirements of Ohio law.

In addition, Sky Financial has entered into indemnification agreements with its directors and certain executive officers. The indemnification agreements provide that: Sky Financial is required to pay an indemnified party’s expenses and liabilities in any proceeding, including a shareholder derivative action, to the fullest extent permitted by law; Sky Financial is required to advance expenses of defending against litigation to the indemnitee and obligates the indemnitee to repay those amounts if it is ultimately determined that the indemnitee is not entitled to indemnification; the indemnified party is presumed to have met the applicable standard of conduct required for indemnification and Sky Financial must overcome the presumption in reaching any contrary determination; and the determination of an indemnitee’s entitlement to indemnification must be made no later than 60 days after any submission by the indemnitee of a sworn request for indemnification.

Sky Financial is also authorized to purchase and maintain director’s and officer’s liability insurance for its directors, officers, employees and agents.

ANNEX A

AGREEMENT AND PLAN OF MERGER, AS AMENDED

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT, dated as of September 7, 2005 (this “Amendment”), to the Agreement and Plan of Merger dated as of June 21, 2005 (the “Agreement”), is by and between Falls Bank (“Falls”) and Sky Financial Group, Inc. (“Sky”), and is to be joined by an interim savings bank which Sky shall form (“Interim Bank”). Unless otherwise defined hereunder, terms used in this Amendment which are defined in the Agreement shall have the same meanings herein as therein.

RECITALS

WHEREAS, the parties desire to amend the Agreement to provide that Falls will remain a savings bank and will not convert to a state bank in the Merger;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree that the foregoing recitals are incorporated herein by reference and agree as follows:

1.     Continuation of Falls Charter. It is the parties’ intention that Falls’ state savings bank charter shall not be converted or otherwise affected by the Merger, and that the articles of incorporation, constitution and bylaws of Falls shall survive the Merger without change. Consequently, Section 2.01 of the Agreement is hereby amended to read in its entirety as follows:

2.01     The Merger. At the Effective Time, (a) Interim Bank shall be merged with and into Falls (the “Merger”) and (b) the separate corporate existence of Interim Bank shall cease, and Falls shall survive and continue to exist as an Ohio corporation (Falls, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”). The Interim Bank Shares (100% of which will be owned by Sky upon its formation) shall be converted into common shares of the Surviving Corporation, and the Falls Common Shares shall be automatically canceled and converted into the right to receive the consideration described in Article III below. The name of the Surviving Corporation shall be “Falls Bank.” The principal place of business of the Surviving Corporation shall be Stow, Ohio. The articles of incorporation of Falls as amended to the date of this Agreement shall be the articles of incorporation of the Surviving Corporation. The constitution and bylaws of Falls as amended to the date of this Agreement shall be the constitution and bylaws, respectively, of the Surviving Corporation. The persons whose names and addresses are listed on Exhibit C attached hereto shall be the directors of the Surviving Corporation, each to serve until the next annual meeting of the shareholders of the Surviving Corporation and until their successors are duly elected and qualified or until their earlier death, resignation or removal from office. The officers of Falls immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office until the next organizational meeting of the Surviving Corporation and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal from office. Sky may at any time prior to the Effective Time change the method of effecting the Merger (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Falls Shares as provided for in Article III of this Agreement (subject to adjustment as provided in Section 3.05), (ii) adversely affect the tax treatment of Falls’ shareholders as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement. If Sky makes such an election, Sky and Falls shall execute an appropriate amendment to this Agreement in order to reflect such election.

2.     Exhibits. Exhibit A and Exhibit B to the Agreement, formerly referenced in Section 2.01, are unnecessary and shall be deemed to be deleted by this Amendment.

A-FA1

3.     Joinder. Prior to the Effective Time, Sky shall cause this Amendment to be approved by the directors and sole shareholder of Interim Bank and to cause Interim Bank to join this Agreement by means of executing and delivering it to Falls.

4.     Other Provisions Unchanged. Except as expressly modified by this Amendment, the terms of the Agreement shall continue in full force and effect without change.

5.     Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the day and year first above written.

SKY FINANCIAL GROUP, INC.		FALLS BANK

/s/ Marty E. Adams		/s/ Rodney W. Vargo

By:	Marty E. Adams	By:	Rodney W. Vargo

Its:	Chairman, President and CEO	Its:	President and CEO

A-FA2

AGREEMENT AND PLAN OF MERGER

dated as of

June 21, 2005

by and between

FALLS BANK

and

SKY FINANCIAL GROUP, INC.

A-i

A-ii

This AGREEMENT AND PLAN OF MERGER, dated as of June 21, 2005 (this “Agreement”), is by and between Falls Bank (“Falls”) and Sky Financial Group, Inc. (“Sky”), and is to be joined by an interim savings bank which Sky shall form (“Interim Bank”).

RECITALS

A.    Falls.    Falls is a state-chartered savings bank and an Ohio corporation, having its principal place of business in Stow, Ohio.

B.    Sky.    Sky is a financial holding company and an Ohio corporation, having its principal place of business in Bowling Green, Ohio.

C.    Interim Bank.    Interim Bank is an interim savings bank to be incorporated under the laws of the State of Ohio for the purpose of facilitating Sky’s acquisition of 100% of the stock of Falls. Upon formation, Interim Bank will have its principal place of business in Bowling Green, Ohio.

D.    Intentions of the Parties.    It is the intention of the parties to this Agreement that the business combinations contemplated hereby be treated as a “reorganization” under Section 368(a) of the IRC.

E.    Board Action.    The respective Boards of Directors of each of Sky and Falls have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combinations provided for herein.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements contained herein, intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

Certain Definitions

1.01    Certain Definitions.    The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Falls, or any proposal or offer to acquire in any manner 25% or more of any class of equity securities in, or 25% or more of the assets or deposits of, Falls, other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person.

“Aggregate Consideration” has the meaning set forth in Section 3.01(j).

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“All Cash Election” has the meaning set forth in Section 3.01(b)(ii).

“All Stock Election” has the meaning set forth in Section 3.01(b)(i).

“Average NMS Closing Price” shall mean the arithmetic mean of the NMS Closing Price for the ten trading days immediately preceding the fifth trading day prior to the Effective Date.

“Cash Exchange Amount” has the meaning set forth in Section 3.01(a).

“Change in Recommendation” has the meaning set forth in Section 8.01(f).

“Claim” has the meaning set forth in Section 6.16(a).

“COBRA” has the meaning set forth in Section 6.17(b).

“Compensation and Benefit Plans” has the meaning set forth in Section 5.03(m)(i).

“Confidentiality Agreement” means the Confidentiality Agreement between Sky and Keefe, Bruyette & Woods, Inc., as financial advisor to Falls, dated April 18, 2005.

“Consultants” has the meaning set forth in Section 5.03(m)(i).

“Contract” means, with respect to any Person, any agreement, indenture, undertaking, debt instrument, contract, lease, understanding or other commitment, whether oral or in writing, to which such Person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties is subject.

“Costs” has the meaning set forth in Section 6.16(a).

“Directors” has the meaning set forth in Section 5.03(m)(i).

“Disclosure Schedule” has the meaning set forth in Section 5.01.

“Dissenting Shares” means Falls Common Shares with respect to which rights pursuant to Section 1701.85 of the OGCL have been properly exercised.

“Effective Date” means the date on which the Effective Time occurs, as provided for in Section 2.03.

“Effective Time” means the effective time of the Merger, as provided for in Section 2.03.

“Election” has the meaning set forth in Section 3.01(e).

“Election Deadline” has the meaning set forth in Section 3.01(e).

“Election Form/Letter of Transmittal” has the meaning set forth in Section 3.01(e).

“Election Period” has the meaning set forth in Section 3.01(e).

“Employees” has the meaning set forth in Section 5.03(m)(i).

“Environmental Laws” means all applicable local, state and federal environmental, health and safety Laws, permits, authorizations, common Law or agency requirement, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.03(m)(iii).

“ERISA Affiliate Plan” has the meaning set forth in Section 5.03(m)(iii).

“Escrow Agent” means Sky Trust, National Association, acting as a fiduciary for the benefit of the holders of Old Certificates.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.04(a).

“Excluded Representations” has the meaning set forth in Section 5.02.

“Exchange Fund” has the meaning set forth in Section 3.04(a).

“Falls” has the meaning set forth in the preamble to this Agreement.

“Falls Affiliate” has the meaning set forth in Section 6.07.

“Falls Articles” means the Articles of Incorporation of Falls, as amended.

“Falls Board” means the Board of Directors of Falls.

“Falls Common Shares” means the common stock, par value $0.50 per share, of Falls.

“Falls Constitution” means the Constitution of Falls.

“Falls Financial Statements” has the meaning set forth in Section 5.03(g).

“Falls Meeting” has the meaning set forth in Section 6.02.

“Falls Off Balance Sheet Transaction” has the meaning set forth in Section 5.03(v).

“Falls Preferred Shares” means the preferred stock, par value $0.50 per share, of Falls.

“Falls Recommendation” has the meaning set forth in Section 6.02.

“Falls Shares” means the Falls Common Shares and Falls Preferred Shares.

“Falls Stock Plans” means the option plans and agreements of Falls pursuant to which rights to purchase Falls Common Shares are outstanding immediately prior to the Effective Time pursuant to the Falls Bank 1999 Stock Option and Incentive Plan.

“FDIA” has the meaning set forth in Section 5.03(dd).

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Federal Reserve Board.

“GAAP” means generally accepted accounting principles as adopted for U.S. accounting principles, practices and methods.

“Governing Documents” means with respect to any Person, such Person’s articles or certificate of incorporation and its constitution/code of regulations/bylaws, or similar governing document.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Indemnified Party” has the meaning set forth in Section 6.16(a).

“Information” has the meaning set forth in Section 6.05(c).

“Intellectual Property Rights” has the meaning set forth in Section 5.03(ff).

“Interim Bank” has the meaning set forth in the preamble to this Agreement.

“Interim Bank Shares” means the shares of capital stock of Interim Bank.

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“knowledge.” The term “knowledge” means, with respect to a party hereto, knowledge after due inquiry of any officer of that party with the title of not less than a senior vice president.

“Law” means any federal, state, foreign or local statute, law, rule or regulation or any order, decision, decree, injunction, judgment, award or decree of any Governmental Authority.

“Letter of Transmittal” has the meaning set forth in Section 3.04(c).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance of any nature whatsoever.

“Loans” means loans, leases, extensions of credit (including guarantees), commitments to extend credit and other similar assets or obligations, as the case may be.

“Material Adverse Effect” means, with respect to Sky or Falls, any effect that (a) is material and adverse to the condition (financial or otherwise), results of operations, assets, liabilities or business of Sky and its Subsidiaries taken as a whole, or Falls, respectively, or (b) would materially impair the ability of either Sky or Falls to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and similar Laws of general applicability or interpretations thereof by Governmental Authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, (ii) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (iii) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein or (iv) actions or omissions of a party that have been waived in accordance with Section 9.02 hereof.

“Material Interest” has the meaning set forth in the definition of “Related Person.”

“Merger” has the meaning set forth in Section 2.01.

“Merger Consideration” has the meaning set forth in Section 3.01(a).

“Mixed Election” has the meaning set forth in Section 3.01(b)(iii).

“NASD” means The National Association of Securities Dealers.

“NASDAQ” means The NASDAQ Stock Market, Inc.’s National Market System.

“New Certificates” has the meaning set forth in Section 3.04(a).

“NMS Closing Price” shall mean the price per share of the last sale of Sky Common Shares reported on the NASDAQ National Market System at the close of the trading day by the NASD.

“ODFI” means the Ohio Department of Commerce, Division of Financial Institutions.

“OGCL” means the Ohio General Corporation Law.

“Old Certificates” has the meaning set forth in Section 3.04(a).

“OSS” means the Office of the Secretary of State of the State of Ohio.

“Out of Pocket Expenses” has the meaning set forth in Section 8.03(c).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” has the meaning set forth in Section 5.03(m)(ii).

“Person” means any individual, bank, savings bank, corporation, partnership, limited liability company, association, joint-stock company, business trust or unincorporated organization.

“Previously Disclosed” by a party means information set forth in its Disclosure Schedule.

“Proxy/Prospectus” has the meaning set forth in Section 6.03(a).

“Proxy Statement” has the meaning set forth in Section 6.03(a).

“Registration Statement” has the meaning set forth in Section 6.03(a).

“Regulatory Authority” means any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the issuance of deposits (including, without limitation, the Office of the Comptroller of the Currency, the ODFI, the FRB and the FDIC) or the supervision or regulation of it or any of its subsidiaries.

“Related Person” means any Person (or family member of such Person) (a) that directly or indirectly, controls, or is under common control with, Falls or any of its Affiliates, (b) that serves as a director, officer, employee, partner, member, executor or trustee of Falls or any of its Affiliates or Subsidiaries (or in any other similar capacity), (c) that has, or is a member of a group having, direct or indirect beneficial ownership (as defined for purposes of Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least five percent of the outstanding voting power or equity securities or other equity interests representing at least five percent of the outstanding equity interests (a “Material Interest”) in Falls or any of its Affiliates or (d) in which any Person (or family member of such Person) that falls under (a), (b) or (c) above directly or indirectly holds a Material Interest or serves as a director, officer, employee, partner, member, executor or trustee (or in any other similar capacity).

“Required Falls Vote” has the meaning set forth in Section 5.03(d).

“Required Party” has the meaning set forth in Section 6.05(c).

“Requisite Regulatory Approvals” has the meaning set forth in Section 7.01(b).

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Sky” has the meaning set forth in the preamble.

“Sky Articles” means the Articles of Incorporation of Sky, as amended.

“Sky Board” means the Board of Directors of Sky.

“Sky Code” means the Amended and Restated Code of Regulations of Sky

“Sky Common Shares” means the common stock, without par value, of Sky.

“Sky’s Financial Statements” has the meaning set forth in Section 5.04(l).

“Sky Preferred Shares” means the serial preferred stock, par value $10.00 per share, of Sky.

“Sky SEC Documents” has the meaning set forth in Section 5.04(g).

“Sky Shares” means the Sky Common Shares and Sky Preferred Shares.

“Stock Exchange Ratio” has the meaning set forth in Section 3.01(a).

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

“Superior Proposal” has the meaning set forth in Section 6.06.

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Laws” has the meaning set forth in Section 5.03(o).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“Termination Fee” has the meaning set forth in Section 8.03(a).

“Treasury Stock” means Falls Common Shares held by Falls, other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

ARTICLE II

The Merger

2.01    The Merger.    At the Effective Time, (a) Interim Bank shall be merged with and into Falls (the “Merger”) and (b) the separate corporate existence of Interim Bank shall cease, and Falls shall be converted from a state savings bank to a state bank and shall survive and continue to exist as an Ohio corporation (Falls, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”). The Interim Bank Shares (100% of which will be owned by Sky upon its formation) shall be converted into common shares of the Surviving Corporation, and the Falls Common Shares shall be automatically canceled and converted into the right to receive the consideration described in Article III below. The name of the Surviving Corporation shall be “Falls Bank.” The principal place of business of the Surviving Corporation shall be Stow, Ohio. The Amended and Restated Articles of Incorporation attached hereto as Exhibit A shall be the Amended and Restated Articles of Incorporation of the Surviving Corporation. The Amended and Restated Code of Regulations attached hereto as Exhibit B shall be the Amended and Restated Code of Regulations of the Surviving Corporation. The persons whose names and addresses are listed on Exhibit C attached hereto shall be the directors of the Surviving Corporation, each to serve until the next annual meeting of the shareholders of the Surviving Corporation and until their successors are duly elected and qualified or until their earlier death, resignation or removal from office. The officers of Falls immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office until the next organizational meeting of the Surviving Corporation and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal from office. Sky may at any time prior to the Effective Time change the method of effecting the Merger (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Falls Shares as provided for in Article III of this Agreement (subject to adjustment as provided in Section 3.05), (ii) adversely affect the tax treatment of Falls’ shareholders as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement. If Sky makes such an election, Sky and Falls shall execute an appropriate amendment to this Agreement in order to reflect such election.

2.02    Effectiveness of the Merger.    Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Merger shall become effective upon the occurrence of the filing in the office of the OSS of a Certificate of Merger for the Merger in accordance with Section 1701.81 of the OGCL, or such later date and time as may be set forth in such filing.

2.03    Effective Date and Effective Time.    Subject to the satisfaction or waiver of the conditions set forth in Article VII, the parties shall cause the effective date of the Merger (the “Effective Date”) to occur on a date to be determined by Sky and Falls in their reasonable discretion, which date shall be a reasonably short time after the last of the conditions set forth in Article VII shall have been satisfied or waived in accordance with the terms of this Agreement; provided, however, that no such designation shall cause the Effective Date to fall after the date specified in Section 8.01(c) hereof or after the date or dates on which any Regulatory Authority approval or any extension thereof expires. The time on the Effective Date when the Merger shall become effective is referred to as the “Effective Time.”

ARTICLE III

Consideration; Exchange Procedures

3.01    Merger Consideration.    Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(a)    Outstanding Falls Common Shares and Falls Rights.    Except as otherwise provided in this Article III, at the Effective Time, each Falls Common Share (excluding Treasury Stock and Falls Common Shares held by Sky) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and on the Effective Date, be converted at the election of the holder thereof (in accordance with the election and allocation procedures set forth in Section 3.01(b), (e), (h), and (i)) into either (i) cash in the amount of $17.50 for each Falls Common Share (the “Cash Exchange Amount”); (ii) Sky Common Shares based upon an exchange ratio, which shall be equal to $17.50 divided by the Average NMS Closing Price (the “Stock Exchange Ratio”), of Sky Common Shares for each Falls Common Share; or (iii) a combination of such Sky Common Shares and cash, as more fully set forth in Section 3.01(b)(iii).

Subject to adjustment for cash paid in lieu of fractional shares in accordance with Section 3.03, it is understood and agreed that the aggregate consideration will be a mixture of Sky Common Shares and cash, with 81% of the Falls Common Shares issued and outstanding as of the Effective Time (including all Dissenting Shares) being exchanged for Sky Common Shares and 19% of the Falls Common Shares issued and outstanding as of the Effective Time being exchanged for cash (collectively, the “Merger Consideration”).

(b)    Election as to Outstanding Falls Common Shares.    The Falls shareholders will have the following alternatives in connection with the exchange of their Falls Common Shares in connection with the Merger (which alternatives shall in each case be subject to the allocation procedures set forth in Sections 3.01(h) and (i)):

(i)    AT THE OPTION OF THE HOLDER, all of such holder’s Falls Common Shares deposited with the Exchange Agent shall be converted into and become Sky Common Shares at the Stock Exchange Ratio (such election, the “All Stock Election”); provided, however, that fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 3.03; or

(ii)    AT THE OPTION OF THE HOLDER, all of such holder’s Falls Common Shares deposited with the Exchange Agent shall be converted into and become cash (payable by check) at the Cash Exchange Amount (such election, the “All Cash Election”); or

(iii)    AT THE OPTION OF THE HOLDER, any whole number of such holder’s Falls Common Shares will be converted into and become Sky Common Shares at the rate of the Stock Exchange Ratio and the remainder of such holder’s Falls Common Shares deposited with the Exchange Agent shall be converted into and become cash (payable by check) at the rate of the Cash Exchange Amount (such election, the “Mixed Election”); provided, however, that fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 3.03; or

(iv)    IF NO ELECTION (AS DEFINED IN SECTION 3.01(e)) IS MADE BY THE HOLDER BY THE ELECTION DEADLINE (AS DEFINED IN SECTION 3.01(e)), all of such holder’s Falls Common Shares will be converted into the right to receive Sky Common Shares as set forth in Section 3.01(b)(i), cash as set forth in Section 3.01(b)(ii), or any combination of Sky Common Shares and cash as determined by Sky or, at Sky’s direction, by the Exchange Agent at the Stock Exchange Ratio and the Cash Exchange Amount, as applicable; provided, however, that fractional shares will not be issued and cash will be paid in lieu thereof as provided in Section 3.03. Such shares of Falls Common Shares will be allocated by the Exchange Agent pro rata among non-electing holders based upon the number of Falls Common Shares for which an election has not been received by the Election Deadline in order to (A) achieve the overall ratio of eighty-one percent (81%) of Falls Common Shares to be converted into Sky Common Shares and nineteen percent (19%) of Falls Common Shares to be converted into cash, and (B) satisfy the elections made by Falls shareholders to the greatest extent possible. Notice of such allocation shall be provided promptly to each shareholder whose Falls Common Shares are allocated pursuant to this Section 3.01(b)(iv).

(c)    Treasury Shares and Shares Held by Sky.    Each Falls Common Share held as Treasury Stock or held by Sky immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor. For purposes of this provision, shares held by Subsidiaries of Sky shall not be deemed to be held by Sky.

(d)    Outstanding Sky Common Shares and Interim Bank Shares.    Each Sky Common Share issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unaffected by the Merger. Each Interim Bank Share issued and outstanding immediately prior to the Effective Time shall be converted into one common share of the Surviving Corporation.

(e)    Procedures for Election.    An election form and other appropriate transmittal materials in such form as Falls and Sky shall mutually agree (the “Election Form/Letter of Transmittal”) shall be mailed to shareholders of Falls prior to the Election Period (defined below). The Election Form/Letter of Transmittal will permit Falls shareholders to elect the form of Merger Consideration set forth in Section 3.01(b) (the “Election”) that they choose to receive in the Merger, will specify that delivery will be effected, and risk of loss and title to Old Certificates will pass, only upon proper delivery of the Old Certificates to the Exchange Agent and will include instructions and procedures for surrendering Old Certificates in exchange for New Certificates. The “Election Period” shall be such period of time as Falls and Sky shall mutually agree, within which Falls shareholders may validly make an Election, occurring between (i) the date of the mailing by Falls of the Proxy Statement for the special meeting of shareholders of Falls at which this Agreement is presented for approval and (ii) the Election Deadline. The “Election Deadline” shall be the time, specified by Sky after consultation with Falls, on the last day of the Election Period, which shall be no earlier than the third trading day prior to the Effective Date.

(f)    Perfection of the Election.    An Election shall be considered to have been validly made by a Falls shareholder only if (i) the Exchange Agent shall have received an Election Form/Letter of Transmittal properly completed and executed by such shareholder, accompanied by a certificate or certificates representing the Falls Common Shares as to which such Election is being made, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Falls, or containing an appropriate guaranty of delivery in the form customarily used in transactions of this nature from a member of a national securities exchange or a member of the NASD or a commercial bank or trust company in the United States and (ii) such Election Form/Letter of Transmittal and such certificate(s) or such guaranty of delivery shall have been received by the Exchange Agent prior to the Election Deadline.

(g)    Withdrawal of Election.    Any Falls shareholder may at any time prior to the Election Deadline revoke its election and either (i) submit a new Election Form/Letter of Transmittal in accordance with the procedures in Section 3.01(f), or (ii) withdraw the certificate(s) for Falls Common Shares deposited therewith by providing written notice that is received by the Exchange Agent by 5:00 p.m., local time for the Exchange Agent, on the business day prior to the Election Deadline. Elections may be similarly revoked if this Agreement is terminated.

(h)    Reduction of Shares Deposited for Cash.    If (A) the number of Falls Common Shares deposited with the Exchange Agent at the Election Deadline for cash pursuant to the All Cash Election and the Mixed Election and not withdrawn pursuant to Section 3.01(g), plus (B) the number of Dissenting Shares, if any, is greater than nineteen percent (19%) of the total number of Falls Common Shares issued and outstanding on the Effective Date, the Exchange Agent will promptly eliminate from the shares deposited pursuant to the All Cash Election and the Mixed Election (subject to the limitations described in Section 3.01(h)(iv)), a sufficient number of such shares so that the total number of shares remaining on deposit for cash pursuant to the All Cash Election and the Mixed Election, plus the number of Dissenting Shares, if any, is nineteen percent (19%) of the Falls Common Shares issued and outstanding on the Effective Date. After giving effect to Section 3.01(b)(iv), such elimination will be effected as follows:

(i)    Subject to the limitations described in Section 3.01(h)(iv), the Exchange Agent will eliminate from the shares deposited for cash pursuant to the All Cash Election and the Mixed Election, and will add or cause to be added to the shares deposited for Sky Common Shares, on a pro rata basis in relation to the total number of shares deposited pursuant to the All Cash Election and the Mixed Election minus the number of shares so deposited by the holders described in Section 3.01(h)(iv), such whole number of Falls Common Shares on deposit for cash pursuant to the All Cash Election and the Mixed Election as may be necessary so that the total number of shares remaining on deposit for cash pursuant to the All Cash Election and the Mixed Election, plus the number of Dissenting Shares, if any, is nineteen (19%) of the Falls Common Shares issued and outstanding on the Effective Date;

(ii)    All Falls Common Shares that are eliminated pursuant to Section 3.01(h)(i) from the shares deposited for cash shall be converted into Sky Common Shares as provided by Sections 3.01(b)(i) and 3.01(b)(iii);

(iii)    Notice of such allocation shall be provided promptly to each shareholder whose Falls Common Shares are eliminated from the shares on deposit for cash pursuant to Section 3.01(h)(i); and

(iv)    Notwithstanding the foregoing, the holders of 100 or fewer Falls Common Shares of record on the date of this Agreement who have elected the All Cash Election shall not be required to have any of their Falls Common Shares converted into Sky Common Shares.

(i)    Increase of Shares Deposited for Cash.    If (A) the number of Falls Common Shares deposited with the Exchange Agent at the Election Deadline for cash pursuant to the All Cash Election and the Mixed Election and not withdrawn pursuant to Section 3.01(g) (including Falls Common Shares for which no Election has been made by the holder by the Election Deadline and which are allocated to be converted into cash pursuant to Section 3.01(b)(iv)), plus (B) the number of Dissenting Shares, if any, is less than nineteen percent (19%) of the total number of Falls Common Shares issued and outstanding on the Effective Date, Sky will promptly add, or cause to be added by the Exchange Agent, to the shares deposited for cash, a sufficient number of Falls Common Shares deposited for Sky Common Shares pursuant to the All Stock Election and the Mixed Election (subject to the limitation described in Section 3.01(h)(iv)) so that the total number of Falls Common Shares on deposit for cash pursuant to the All Cash Election and the Mixed Election on the Effective Date (after giving effect to Section 3.01(b)(iv)), plus the number of Dissenting Shares, is nineteen percent (19%) of the Falls Common Shares issued and outstanding on the Effective Date. After giving effect to Section 3.01(b)(iv), such addition will be effected as follows:

(i)    Subject to the limitation described in Section 3.01(h)(iv), Sky will add or cause to be added to the shares deposited for cash, and the Exchange Agent will eliminate or cause to be eliminated from the shares deposited for Sky Common Shares pursuant to the All Stock Election and the Mixed Election, on a pro rata basis in relation to the total number of Falls Common Shares deposited for Sky Common Shares pursuant to the All Stock Election and the Mixed Election, such whole number of Falls Common Shares not then on deposit for cash as may be necessary so that the number of shares on deposit for cash, plus the number of Dissenting Shares, if any, is nineteen percent (19%) of the Falls Common Shares issued and outstanding on the Effective Date;

(ii)    All Falls Common Shares that are eliminated pursuant to Section 3.01(i)(i) from the shares to be converted into Sky Common Shares shall be converted into cash, as provided by Sections 3.01(b)(ii) and 3.01(b)(iii); and

(iii)    Notice of such allocation shall be provided promptly to each shareholder whose Falls Common Shares are added to the shares on deposit for cash pursuant to Section 3.01(i)(i).

(j)    Preservation of Reorganization Status.    Notwithstanding anything in this Agreement to the contrary, to preserve the status of the Merger as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the IRC, if, based upon the closing price of the Sky Common Shares as reported on the primary market on which the Sky Common Shares are listed for trading, the NASDAQ, on the business day immediately preceding the Effective Time, the aggregate value of the Sky Common Shares to be received by the holders of Falls Common Shares in the Merger would be less than 80% of the sum of (i) the aggregate consideration (other than Sky Common Shares) treated as received by the holders of Falls Common Shares in the merger under Section 368(a)(2)(E) of the IRC (including amounts paid in lieu of fractional shares and amounts paid to holders of Dissenting Shares), plus (ii) the value of the Sky Common Shares to be received by the holders of Falls Common Shares in the merger (such sum hereinafter referred to as the “Aggregate Consideration”), then the mixture of Sky Common Shares and cash to be received by the holders of Falls Common Shares in the Merger will be adjusted (i.e., the percentage of Falls Common Shares to be exchanged for Sky Common Shares will be increased, and the percentage of Falls Common Shares to be exchanged for cash will be decreased, by a corresponding amount) so that the aggregate value of the Sky Common Shares to be received by the holders of Falls Common Shares in the Merger, as determined based upon the closing price of the Sky Common Shares on the NASDAQ on the business day immediately preceding the Effective Time, is equal to 80% of the Aggregate Consideration.

3.02    Rights as Shareholders; Stock Transfers.     At the Effective Time, the Falls Common Shares shall no longer be outstanding and shall automatically be canceled and cease to exist and holders of Falls Common Shares shall cease to be, and shall have no rights as, shareholders of Falls, other than to receive any dividend or other distribution with respect to such Falls Common Shares with a record date occurring prior to the Effective Time, the consideration provided under this Article III and the appraisal rights in the case of Dissenting Shares. After the Effective Time, there shall be no transfers on the stock transfer books of Falls or the Surviving Corporation of any Falls Shares (other than Dissenting Shares, if applicable).

3.03    Fractional Shares.    Notwithstanding any other provision hereof, no fractional Sky Common Shares and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger and no Sky dividend or other distribution or stock split or combination will relate to any fractional Sky Common Share, and such fractional Sky Common Shares will not entitle the owner thereof to vote or to any rights of a security holder of Sky; instead, Sky shall pay to each holder of Falls Common Shares who would otherwise be entitled to a fractional Sky Common Share (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fractional Sky Common Share to which the holder would be entitled by the Average NMS Closing Price.

3.04    Exchange Procedures.

(a)    Establishment of Exchange Fund.    At or prior to the Effective Time, Sky shall deposit with the Escrow Agent an estimated amount of cash (such cash, together with any dividends or distributions with a record date occurring on or after the Effective Date with respect thereto and any cash to be paid in lieu of fractional Sky Common Shares, being hereinafter referred to as the “Exchange Fund”) to be paid pursuant to this Article III in exchange for outstanding Falls Common Shares. At or prior to the Effective Time, Sky shall authorize its Shareholder Relations Department (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates representing Falls Common Shares (“Old Certificates”) exchanged in accordance with this Article III, to order Sky’s transfer agent to issue certificates representing the Sky Common Shares (“New Certificates”), and to order cash payments by the Escrow Agent. Sky shall make available directly or indirectly to the Escrow Agent, from time to time as needed, cash sufficient to pay cash in lieu of fractional Sky Common Shares pursuant to Section 3.03 and any dividends and other distributions pursuant to Section 3.04(e).

(b)    No Interest.    No interest will be paid on any cash, including any cash to be paid in lieu of fractional Sky Common Shares or in respect of dividends or distributions, that any such Person shall be entitled to receive pursuant to this Article III.

(c)    Surrender Procedures.    Promptly after the Effective Time, Sky shall cause the Exchange Agent to mail to each holder of record of an Old Certificate that was converted pursuant to Section 3.01, but that was not deposited with the Exchange Agent pursuant to Section 3.01(e), both (i) a form of letter of transmittal (the “Letter of Transmittal”) specifying that delivery will be effected, and risk of loss and title to the Old Certificates will pass, only upon proper delivery of the Old Certificates to the Exchange Agent and (ii) instructions and procedures for surrendering Old Certificates in exchange for New Certificates. Upon surrender of an Old Certificate for cancellation to the Exchange Agent, together with such Letter of Transmittal, duly executed, following the Effective Time, the holder of such Old Certificate shall receive in exchange therefor (A) a New Certificate representing that number of whole Sky Common Shares that such holder has the right to receive pursuant to the provisions of this Article III, and/or (B) a check in an amount equal to the sum of the cash to be paid to such holder as part of the Merger Consideration, the cash to be paid in lieu of any fractional Sky Common Shares to which such holder is entitled pursuant to Section 3.03 and/or the cash to be paid in respect of any dividends or distributions to which such holder may be entitled pursuant to Section 3.04(e), after giving effect to any required tax withholdings, and the Old Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Falls Common Shares that is not registered in the transfer records of Falls, a New Certificate representing the proper number of Sky Common Shares may be issued, and/or the cash to be paid as part of the Merger Consideration, in lieu of any fractional Sky Common Shares and/or in respect of any dividends or distributions may be paid, to a transferee if the Old Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.04(c), each Old Certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a New Certificate and/or a check in an amount equal to the sum of the cash to be paid as part of the Merger Consideration, the cash to be paid in lieu of any fractional Sky Common Shares and/or the cash to be paid in respect of any dividends or distributions to which the holder may be entitled pursuant to Section 3.04(e) hereof.

(d)    Termination of Exchange Fund.    Promptly following the date that is six months after the Effective Time, the Escrow Agent shall deliver to Sky all cash, certificates and other documents in its possession relating to the transactions described in this Agreement; and any holders of Falls Common Shares who have not theretofore complied with this Article III may look thereafter only to Sky for the Sky Common Shares, any dividends or distributions thereon and any cash to be paid as part of the Merger Consideration or in lieu of fractional Sky Common Shares to which they are entitled pursuant to this Article III, in each case, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Falls Common Shares for any Sky Common Shares, any dividends or distributions thereon or any cash to be paid as part of the Merger Consideration or in lieu of fractional Sky Common Shares delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)    Sky Dividends and Distributions.    No dividends or other distributions with respect to Sky Common Shares with a record date occurring on or after the Effective Date shall be paid to the holder of any unsurrendered Old Certificate representing Falls Common Shares converted in the Merger into the right to receive such Sky Common Shares until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to Sky Common Shares such holder had the right to receive upon surrender of the Old Certificates.

(f)    Lost, Stolen or Destroyed Falls Certificates.    If any Old Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Sky, the posting by such Person of a bond in such reasonable amount as Sky may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Old Certificate (i) the number of Sky Common Shares to which such Person is entitled pursuant to Section 3.01(a) with respect to the Falls Common Shares formerly represented thereby, and/or (ii) a check in an amount equal to the sum of the cash to be paid to such Person as part of the Merger Consideration, the cash to be paid in lieu of any fractional Sky Common Shares to which such Person is entitled pursuant to Section 3.03 and/or the cash to be paid in respect of any dividends or distributions to which such Person may be entitled pursuant to Section 3.04(e).

(g)    Tax Withholding.    Sky is entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Falls Common Shares and Falls Stock Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the IRC and the rules and regulations promulgated thereunder, or any applicable Law. To the extent that amounts are so withheld by Sky, such withheld amounts may be treated for all purposes of this Agreement as having been paid to the holders of Falls Common Shares and Falls Stock Options in respect of which such deduction and withholding were made by Sky.

3.05    Anti-Dilution Provisions.    In the event Sky changes (or establishes a record date for changing) the number of Sky Common Shares issued and outstanding between the date hereof and the Effective Date as a result of a stock split, stock dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction with respect to the outstanding Sky Common Shares and the record date therefor shall be prior to the Effective Date, the Stock Exchange Ratio shall be proportionately adjusted. In the event that Rights are issued under the Shareholder Rights Plan of Sky (then known as Citizens Bancshares, Inc.) dated July 21, 1998, and such Rights are issued between the date of this Agreement and the Effective Date, then Falls shareholders who receive Sky Common Shares as a result of the Merger shall additionally receive Rights on the Effective Date to the same extent they would have received Rights if they had held such Sky Common Shares when such Rights were issued.

3.06    Treatment of Stock Options.    There are currently outstanding options to purchase 70,795 Falls Common Shares under the Falls Stock Plan (each, a “Falls Stock Option”). Each Falls Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested and exercisable, shall be terminated immediately prior to the Effective Time and each grantee thereof shall be entitled to receive, in lieu of the Falls Common Shares that would otherwise have been issuable upon exercise thereof, an amount in cash computed by multiplying (a) the excess, if any, of $17.50 over the exercise price of such Falls Stock Option by (b) the number of Falls Common Shares subject to the Falls Stock Option. Falls shall use commercially reasonable efforts to take or cause to be taken all action necessary to obtain a written consent from each holder of a Falls Stock Option to permit such termination effective at the Effective Date. Falls may elect to pay immediately prior to the Effective Time to each holder of a Falls option from whom a written consent has been obtained pursuant to the preceding sentence the aggregate amount to which such holder is entitled pursuant to this Section 3.06.

ARTICLE IV

Actions Pending Acquisition

4.01    Forbearances of Falls.    From the date hereof until the earlier of the Effective Time or the termination of this Agreement, except as expressly contemplated by this Agreement and/or disclosed on Falls’ Disclosure Schedule, without the prior written consent of Sky, which consent shall not be unreasonably withheld, Falls shall not:

(a)    Ordinary Course.    Conduct the business of Falls other than in the ordinary and usual course consistent with past practice or fail to use reasonable efforts to preserve intact its business organization and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, is reasonably likely to have a material adverse effect upon Falls’ ability to perform any of its material obligations under this Agreement.

(b)    New Activities.    Engage in any material new activities or lines of business or make any material changes to its existing activities or lines of business.

(c)    Capital Stock.    Other than pursuant to Rights Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional Falls Common Shares or any Rights, (ii) permit any additional Falls Common Shares to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights, (iii) permit any purchases of Falls Common Shares to be made under the Falls Stock Plans, (iv) effect any recapitalization, reclassification, stock split or like change in capitalization or (v) enter into, or take any action to cause any holders of Falls Company Shares to enter into, any agreement, understanding or commitment relating to the right of holders of Falls Company Shares to vote any Falls Common Shares, or cooperate in any formation of any voting trust or similar arrangement relating to such shares.

(d)    Dividends, Etc.    (i) Make, declare, pay or set aside for payment any dividend or distribution on any shares of its capital stock; (ii) otherwise declare or make any distribution on any shares of its capital stock; or (iii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock.

(e)    [Reserved.]

(f)    Compensation; Employment Agreements; Etc.    Enter into, amend, modify, renew or terminate any employment, consulting, severance, change in control or similar agreements or arrangements with any director, officer or employee of, or independent contractor with respect to, Falls, or grant any salary, wage or other increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary and usual course of business consistent with past practice, (ii) for other changes that are required or made advisable by applicable Law, and (iii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof.

(g)    Benefit Plans.    Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by applicable Law, (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or (iii) the regular annual renewal of insurance Contracts) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of, or independent contractor with respect to, Falls (or any dependent or beneficiary of any of the foregoing Persons), or take any action to accelerate the vesting or exercisability of, or the payment or distribution with respect to, stock options, restricted stock or other compensation or benefits payable thereunder, other than pursuant to this Agreement.

(h)    Dispositions.    Sell, transfer, mortgage, encumber or otherwise dispose of or permit the creation of any Lien for sales of Loans, debt securities or similar investments (except for a Lien for Taxes not yet due and payable) in respect of, or discontinue any portion of, any of its assets, deposits, business or properties except in the ordinary and usual course of business consistent with past practice.

(i)    Acquisitions.    Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity, or acquire mortgage servicing rights, except in connection with existing correspondent lending relationships in the ordinary and usual course of business consistent with past practice.

(j)    Governing Documents.    Amend the Falls Articles or Falls Constitution.

(k)    Accounting Methods.    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

(l)    Contracts.    Except in the ordinary and usual course of business consistent with past practice, enter into or terminate any material contract (as defined in Section 5.03(k)) or amend or modify in any material respect any of its existing material contracts, or enter into any new contract that would be required to be disclosed pursuant to the standards set forth in Section 5.03(k).

(m)    Claims.    Settle any claim, action or proceeding, except for any claim, action or proceeding that does not involve precedent for other material claims, actions or proceedings and that involve solely money damages in an amount, individually or in the aggregate for all such settlements, that is immaterial to Falls.

(n)    Adverse Actions.    (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the IRC; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable Law or (iii) engage in any new line of business or make any acquisition that would not be permissible for a United States bank holding company (as defined in the Bank Holding Company Act of 1956) or would subject Sky, Falls or any Subsidiary of either to material regulation by a Regulatory Authority that does not presently regulate such company or to regulation by a Regulatory Authority that is materially different from current regulation.

(o)    Risk Management.    Except as required by applicable Law, (i) implement or adopt any material change in its credit risk and interest rate risk management and hedging policies and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to credit and interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(p)    Indebtedness.    Incur, cancel, release, assign, modify, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person with respect to any indebtedness for borrowed money in an amount in excess of $500,000; provided, however, that Falls may continue to borrow from the Federal Home Loan Bank of Cincinnati in accordance with past practices.

(q)    Related Party Transactions.    Make any payment of cash or other consideration to, or make any Loan to or on behalf of, or enter into, amend or grant a consent or waiver under, or fail to enforce, any Contract with, any Related Person.

(r)    Taxes.    Make or change any material election with respect to Taxes, settle any material Tax audit or proceeding, enter into any Tax closing agreement or request any Tax private letter or similar ruling.

(s)    Loans.    (i) Extend credit for new loans, renewals and extensions on an unsecured basis to any Person in the aggregate over $250,000, (ii) extend credit for new loans on a secured basis to any Person in the aggregate over $750,000, (iii) extend credit for renewals or extensions on a secured basis to any Person in the aggregate over $1,000,000, (iv) extend credit originated by an unaffiliated third party to any Person in the aggregate over $150,000, or (v) extend credit for new loans, renewals and extensions of residential mortgage loans to any Person in the aggregate over $500,000.

(t)    Capital Expenditures.    Make any capital expenditures in excess of $100,000 in any one case or $500,000 in the aggregate or enter into any agreement contemplating capital expenditures in excess of $100,000 for any twelve-month period.

(u)    Commitments.    Agree or commit to do, or enter into any Contract regarding, anything that would be precluded by clauses (a) through (t).

4.02    Forbearances of Sky.    From the date hereof until the Effective Time, except as expressly contemplated by this Agreement and/or disclosed on Sky’s Disclosure Schedule, without the prior written consent of Falls, which consent shall not be unreasonably withheld, Sky shall not, and shall cause each of its Subsidiaries not to:

(a)    Ordinary Course.    Conduct the business of Sky and its Subsidiaries other than in the ordinary and usual course consistent with past practice or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, is reasonably likely to have an adverse affect upon Sky’s ability to perform any of its material obligations under this Agreement.

(b)    Accounting Methods.    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

(c)    Adverse Actions.    (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the IRC; (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable Law.

(d)    Risk Management.    Except as required by applicable Law, (i) fail to follow its existing policies or practices with respect to managing its exposure to credit and interest rate hedging policies and other risk, or (ii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(e)    Commitments.    Agree or commit to do, or enter into any Contract regarding, anything that would be precluded by clauses (a) through (d).

ARTICLE V

Representations and Warranties

5.01    Disclosure Schedules.    On or prior to the date hereof, Sky delivered to Falls a schedule and Falls delivered to Sky a schedule (respectively, its “Disclosure Schedule”) setting forth, among other things, items, the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its respective covenants contained in Article IV and Article VI; provided, however, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to have or result in a Material Adverse Effect on the party making the representation. Falls’ representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue, incorrect or to have been breached as a result of effects on Falls arising solely from actions taken in compliance with a written request of Sky.

5.02    Standard.    No representation or warranty of Falls or Sky contained in Section 5.03 (other than Sections 5.03(g), (h), (j), (k), (m), (p), (r) and (v) (collectively, the “Excluded Representations”)) or 5.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 (other than the Excluded Representations) or 5.04 (without giving effect to any limitation set forth in Section 5.03 (other than in the Excluded Representations) or 5.04 arising from the use of the words “material” or “materially” or the phrase “Material Adverse Effect” or similar qualifiers) has had, or is reasonably likely to have, a Material Adverse Effect.

5.03    Representations and Warranties of Falls.    Subject to Sections 5.01 and 5.02 and except as Previously Disclosed, Falls hereby represents and warrants to Sky as follows:

(a)    Organization, Standing and Authority.    Falls is a state-chartered savings bank, duly organized, validly existing and in good standing under the Laws of the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Falls is an “insured depository institution” as defined in the Federal Deposit Insurance Act and the applicable regulations thereunder and (B) has a rating of “Satisfactory” or better under the Community Reinvestment Act of 1977 as of the date of this Agreement.

(b)    Capital Structure of Falls.    The authorized capital stock of Falls consists solely of 10,000,000 Falls Common Shares, of which 705,459 Falls Common Shares were outstanding as of the date hereof, and 1,000,000 Falls Preferred Shares, of which none were outstanding as of the date hereof. As of the date hereof, no shares of Treasury Stock were held by Falls and none were otherwise owned by Falls. The outstanding Falls Common Shares have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and are not subject to any preemptive rights (and were not issued in violation of any preemptive rights). As of the date hereof, except pursuant to this Agreement and the Falls Stock Plans, (i) there were no Falls Common Shares authorized and reserved for issuance, (ii) Falls did not have any Rights issued or outstanding with respect to Falls Common Shares and (iii) Falls did not have any commitment to authorize, issue or sell any Falls Common Shares or Rights. Falls does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the shareholders of Falls on any matter.

(c)    Subsidiaries.    Except as Previously Disclosed, Falls has no Subsidiaries and does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its stock of the Federal Home Loan Bank of Cincinnati. Falls has Previously Disclosed, as of the date of this Agreement, a list of all equity securities it holds involving, in the aggregate, beneficial ownership or control by Falls of 5% or more of any class of the issuer’s voting securities or 25% or more of any class of the issuer’s securities, including a description of any such issuer and the percentage of the issuer’s voting and/or non-voting securities and, as of the Effective Time, no additional Persons would need to be included on such a list.

(d)    Corporate Power; Authorized and Effective Agreement.    Falls has full corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Subject to the adoption of this Agreement by the holders of the requisite number of outstanding Falls Common Shares entitled to vote on this Agreement (the “Required Falls Vote”) and the approval of Regulatory Authorities, Falls has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby.

(e)    Corporate Authority.    Subject to adoption of this Agreement by the Required Falls Vote (which is the only shareholder vote required thereon), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Falls and the Falls Board on or before the date hereof. This Agreement is a valid and legally binding obligation of Falls, enforceable against Falls in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles and except to the extent such enforceability may be limited by laws relating to the safety and soundness of insured depository institutions as set forth in 12 U.S.C. Section 1818(b) or the appointment of a conservator by the FDIC). The Falls Board has received the written opinion of Keefe, Bruyette & Woods, Inc., to the effect that, as of the date hereof, the consideration to be received by the holders of Falls Common Shares in the Merger is fair to the holders of Falls Common Shares from a financial point of view.

(f)    Regulatory Filings; No Defaults.

(i)    No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Falls in connection with the execution, delivery or performance by Falls of this Agreement or to consummate the Merger or the other transactions contemplated hereby except for (A) filings of applications and notices, as applicable, with Regulatory Authorities, (B) filings with the SEC and state securities authorities, and (C) the filing of the Certificates of Merger with the OSS pursuant to the OGCL. As of the date hereof, Falls is not aware of any reason why the Requisite Regulatory Approvals (as defined in Section 7.01(b)) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii)    Subject to receipt of the Required Falls Vote and the approval of the Regulatory Authorities referred to above and expiration of related regulatory waiting periods, and required filings under federal and state securities Laws, except as Previously Disclosed, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any Law, governmental permit or license, or Contract of Falls or to which Falls or any of its properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Governing Documents of Falls or (C) require any consent or approval under any such Law, governmental permit or license, or governmental Contract.

(g)    Financial Reports; Material Adverse Effect.

(i) Falls has delivered to Sky (A) the audited financial statements of Falls for each of the fiscal years ended December 31, 2003 and 2004, consisting of consolidated balance sheets and the related consolidated statements of income and retained earnings and cash flows for the fiscal years ended on such dates, including accompanying notes and the related reports thereon of Crowe, Chizek and Company, LLC and (B) the unaudited consolidated statement of financial condition of Falls as of March 31, 2005, and the related consolidated statements of income and retained earnings and cash flows for the three months then ended (collectively, the “Falls Financial Statements”). The Falls Financial Statements fairly present in all material respects the consolidated financial position of Falls as of the dates thereof and for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(ii) Since December 31, 2004, except as Previously Disclosed, (A) Falls has conducted its business in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and has not taken any action that, if it had been in effect, would have violated or been inconsistent with the provisions of Section 4.01 hereto and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), has had or is reasonably likely to have a Material Adverse Effect on Falls.

(h)    Litigation.    Except as Previously Disclosed, no material litigation, claim or other proceeding before any court or governmental agency is pending against Falls and, to Falls’ knowledge, no such litigation, claim or other proceeding has been threatened.

(i)    Regulatory Matters.

(i)    Neither Falls nor any of its properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Regulatory Authorities.

(ii)    Falls has not been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(j)    Compliance with Laws.

(i)    Except as Previously Disclosed, Falls:

(A)    is in material compliance with all Laws applicable thereto or to the employees conducting such businesses, including, without limitation, the USA Patriot Act of 2001, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending Laws and other Laws relating to discriminatory business practices;

(B)    has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities and Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Falls’ knowledge, no suspension or cancellation of any of them is threatened or would reasonably be expected to occur, and all such filings, applications and registrations are current;

(C)    has received, since December 31, 2004, no notification or communication from any Regulatory Authority or Governmental Authority (1) asserting that Falls is not in material compliance with any of the statutes, regulations, or ordinances that such Regulatory Authority or Governmental Authority enforces, (2) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Falls’ knowledge, do any grounds for any of the foregoing exist) or (3) restricting or disqualifying their activities (except for restrictions generally imposed by rule, regulation or administrative policy on banking organizations generally);

(D)    is not aware of any pending or threatened investigation, review or disciplinary proceedings by any Governmental Authority against Falls or any of its officers, directors or employees; and

(E)    is not subject to any order or decree issued by, or a party to any agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, or a recipient of any supervisory letter from, and has not adopted any board resolutions at the request of, any Governmental Authority and has not been advised by any Governmental Authority that it is considering issuing or requesting any such agreement or other action.

(ii)    Falls has not engaged in any of the practices listed in Office of the Comptroller of the Currency Advisory Letter AL 2000-7 as “indications that an institution may be engaging in abusive lending violations” or as practices that “may suggest the potential for fair lending violations” or has originated, owned or serviced or currently owns or services any Loan subject to the requirements of Section 226.32 of title 12 of the Code of Federal Regulations.

(k)    Material Contracts; Defaults.    Except for this Agreement and Contracts which have been Previously Disclosed, Falls is not a party to, bound by or subject to any Contract (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or (ii) that restricts or limits in any way the conduct of business by Falls (including without limitation a non-compete or similar provision). Neither Falls nor, to Falls’ knowledge, any other party thereto is in material default under any Contract to which it is a party, by which its respective assets, business, or operations may be bound or materially affected in any way, or under which it or its respective assets, business, or operations receive material benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a material default. Falls has Previously Disclosed a complete and accurate listing and copies of the following materials (other than those that have been performed completely and those related to loans made by Falls, deposits in Falls, investment securities held by Falls, or borrowings by Falls): (A) each Contract that involves performance of services or delivery of goods or materials by Falls of an amount or value in excess of $25,000 annually with a remaining term greater than one year; and (B) each Contract that involves expenditures or receipts of Falls in excess of $25,000 annually with a remaining term greater than one year, including but not limited to consulting, systems, software, ATM, network, telephone, communications, data processing, reporting, armored transportation, guard, security, security monitoring, janitorial, landscaping, maintenance, credit card, check printing, marketing or other service agreements.

(l)    No Brokers.    No action has been taken by Falls that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except for the fees to be paid to Keefe, Bruyette & Woods, Inc.

(m)    Employee Benefit Plans.

(i)    Section 5.03(m)(i) of Falls’ Disclosure Schedule contains a complete and accurate listing of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements other than those described in Department of Labor Reg. §§ 2510.3-1(b) through (k), 2510.3-2(d) and 2510.3-3(b) maintained or contributed to by Falls and in which any employee or former employee (the “Employees”), consultant or former consultant (the “Consultants”) or director or former director (the “Directors”) of Falls participates or to which any such Employees, Consultants or Directors are a party (the “Compensation and Benefit Plans”). However, Compensation and Benefit Plans does not include plans, funds, programs, policies, practices or procedures maintained or funded by Employees, Consultants, Officers or Directors for their own benefit or for the benefit of their employees such as individual retirement arrangements or plans described in Section 401(a) of the IRC benefiting (or intended to benefit) themselves or other persons who are not Employees. Falls has no commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan, except as otherwise contemplated by Section 4.01(g) of this Agreement or as required by applicable Law.

(ii)    Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable Law, including, but not limited to, ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable Law have been timely made. Each Compensation and Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the IRC (i) has received (or has applied for) a favorable determination letter from the IRS or (ii) is maintained pursuant to an IRS-approved volume submitter plan with respect to which Falls may rely on the advisory letter issued to the volume submitter plan sponsor as to such Pension Plan’s qualified status, in accordance with the provisions of Revenue Procedure 2005-16, and Falls is not aware of any circumstances likely to result in revocation of any such favorable determination letter or approval letter. There is no material pending or, to the knowledge of Falls, threatened legal action, suit or claim relating to the Compensation and Benefit Plans other than routine claims for benefits thereunder. Falls has not engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject Falls to a tax or penalty imposed by either Section 4975 of the IRC or Section 502 of ERISA, assuming for purposes of Section 4975 of the IRC that the taxable period of any such transaction expired as of the date hereof.

(iii)    No liability (other than for payment of premiums to the PBGC that have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Falls with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (an “ERISA Affiliate”) that is considered one employer with Falls under Section 4001(a)(14) of ERISA or Section Section 414(b) or (c) of the IRC (an “ERISA Affiliate Plan”). Neither Falls nor any ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since September 26, 1980. Except as Previously Disclosed, Falls does not maintain or contribute to, and is not obligated to contribute to (and has never maintained, contributed to or been obligated to contribute to) any program subject to Section 412 of the IRC or Title IV of ERISA. To the knowledge of Falls, there is no pending investigation or enforcement action by the Department of Labor or IRS or any other governmental agency with respect to any Compensation and Benefit Plan.

(iv)    All contributions required to be made under the terms of any Compensation and Benefit Plan or any other plan maintained by an entity that is considered to be related to Falls under Section 414(b) or (c) of the IRC have been timely made in cash or have been reflected on Falls’ Financial Statements (as defined in Section 1.01) as of December 31, 2004, except for matching contributions under Fall’s 401(k) Plan with respect to employee contributions made after December 31, 2004.

(v)    Falls has no obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the IRC or those derived from a Pension Plan. There has been no communication to Employees by Falls that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(vi)    Falls does not maintain any Compensation and Benefit Plans covering foreign Employees.

(vii)    With respect to each Compensation and Benefit Plan, if applicable, Falls has provided or made available to Sky, true and complete copies of existing: (A) the current versions of Compensation and Benefit Plan documents and all subsequently adopted amendments thereto; (B) the current versions of trust instruments and insurance Contracts; (C) two most recent Forms 5500 filed with the IRS; (D) most recent summary plan description; (E) most recent determination letter issued by the IRS or most recent advisory letter issued by the IRS to a volume submitter plan sponsor; (F) any Form 5310 or Form 5330 filed within the past year with the IRS; and (G) most recent nondiscrimination tests performed under ERISA and the IRC (including 401(k) and 401(m) tests).

(viii)    Except as disclosed on Section 5.03(m)(viii) of Falls’ Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(ix)    Falls does not maintain any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the IRC and the regulations issued thereunder.

(x)    Except as disclosed on Section 5.03(m)(x) of Falls’ Disclosure Schedule, as a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of Sky, Falls or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the IRC) of Falls on a consolidated basis, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(n)    Labor Matters.    Falls is not a party to or is bound by any Contract, collective bargaining agreement or other understanding with a labor union or labor organization, nor is Falls the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Falls to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or, to Falls’ knowledge, threatened, nor is Falls aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o)    Takeover Laws.    Assuming Sky is not an “interested shareholder” as that term is defined under Section 1704.01(C)(8) of the OGCL as of the date hereof, Falls has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, (i) the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover Laws of the State of Ohio (collectively, “Takeover Laws”) applicable to it and (ii) any other applicable provision of the Governing Documents of Falls.

(p)    Environmental Matters.    Except as Previously Disclosed, to Falls’ knowledge, neither the conduct nor operation of Falls nor any condition of any property presently or previously owned, leased or operated by it (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Falls’ knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To Falls’ knowledge, Falls has not received any notice from any Person that Falls or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by Falls are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property.

(q)    Tax Matters.    (i) Except as Previously Disclosed, all material Tax Returns that are required to be filed by or with respect to Falls have been duly filed, (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been paid in full as required, (iii) except as Previously Disclosed, none of the Tax Returns referred to in clause (i) the statute of limitations of which is still open has been examined by the IRS or the appropriate state, local or foreign taxing authority, (iv) all deficiencies asserted or assessments made as a result of any examination of a taxing authority have been paid in full, (v) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, and (vi) no waivers of statutes of limitations have been given by or requested with respect to any Taxes of Falls. Falls has made or will make available to Sky true and correct copies of the United States federal income Tax Returns filed by Falls for each of the three most recent fiscal years ended on or before December 31, 2004. Falls has no liability with respect to income, franchise or similar Taxes in excess of the amounts accrued with respect thereto that are reflected in the Falls Financial Statements, as adjusted for the passage of time through the date hereof in accordance with the past custom and practice of Falls. As of the date hereof, Falls has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the IRC. No Tax is required to be withheld pursuant to Section 1445 of the IRC as a result of the transactions contemplated by this Agreement.

(r)    Risk Management Instruments.    Falls has no interest rate swaps, caps, floors, option agreements, futures or forward Contracts or other similar risk management arrangements.

(s)    Accounting Controls.    Falls has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances, in the judgment of the Falls Board, that (i) all material transactions are executed in accordance with management’s general or specific authorization; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to any criteria applicable to such statements, (iii) access to the material property and assets of Falls is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(t)    Books and Records.    Except for the minutes relating to the process leading to this Agreement and the transactions contemplated hereunder, the books and records of Falls have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with sound business practices, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein.

(u)    Insurance.    Section 5.03(u) of Falls’ Disclosure Schedule sets forth a list of all of the insurance policies, binders, or bonds maintained by Falls. Falls is insured with reputable insurers against such risks and in such amounts as the management of Falls reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; Falls is not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(v)    Falls Off Balance Sheet Transactions.    Section 5.03(v) of Falls’ Disclosure Schedule sets forth a true and complete list of all affiliated Falls entities, including, without limitation, all special purpose entities, limited purpose entities and qualified special purpose entities, in which Falls or any officer or director of Falls has an economic or management interest. Section 5.03(v) of Falls’ Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such Falls affiliated entity, on the one hand, and Falls and any officer or director of Falls, on the other hand, that are not reflected in the consolidated financial statements of Falls (each, a “Falls Off Balance Sheet Transaction”), along with the following information with respect to each such Falls Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to Falls; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require Falls to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on Falls.

(w)    Disclosure.    The information Previously Disclosed by Falls, when taken together with the representations and warranties contained in this Section 5.03, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained therein, in the light of the circumstances in which they are being made, not misleading.

(x)    Material Adverse Change.    Since December 31, 2004, Falls has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations that has had or could reasonably be expected to have a Material Adverse Effect on Falls.

(y)    Absence of Undisclosed Liabilities.    Falls has no liability or obligation (whether accrued, contingent, absolute, determined, determinable or otherwise) that is material to Falls on a consolidated basis, or that, when combined with all liabilities as to similar matters, would be material to Falls on a consolidated basis, except as disclosed in the Falls Financial Statements.

(z)    Properties.    Falls has good and (as to real estate) marketable title, free and clear of all Liens to all of the properties and assets, real and personal, reflected on the Falls Financial Statements as being owned by Falls as of December 31, 2004 or acquired after such date, except (i) statutory Liens for amounts not yet due and payable, (ii) pledges to secure deposits and borrowings and other Liens incurred in the ordinary and usual course of banking business, (iii) such imperfections of title, easements, Liens, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business and (v) Liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which Falls, as lessee, leases real or personal property (except for leases that have expired by their terms or that Falls has agreed to terminate since the date hereof) are with unrelated third parties that are not Related Persons and are held under valid leases or subleases enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and to general equity principles) without default thereunder by the lessee or, to Falls’ knowledge, the lessor. Falls has Previously Disclosed a complete and accurate listing and copies of each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contracts affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $25,000 and with terms of less than one year).

(aa)    Loans.    Except as Previously Disclosed, each Loan reflected as an asset in the Falls Financial Statements and each balance sheet date subsequent thereto, other than any Loan the unpaid balance of which does not exceed $200,000, (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as Previously Disclosed, as of the date of this Agreement, Falls is not a party to a Loan with any director, executive officer or 5% shareholder of Falls or any Person controlling, controlled by or under common control with Falls. All Loans that have been made by Falls and that are subject either to Section 22(g) or (h) of the Federal Reserve Act, as amended, comply therewith.

(bb)    Allowance for Loan Losses.    The allowance for loan losses reflected on the Falls Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP and applicable regulatory requirements and guidelines to provide for reasonably anticipated losses on outstanding Loans, net of recoveries.

(cc)    Repurchase Agreements.    With respect to all agreements pursuant to which Falls has purchased securities subject to an agreement to resell, if any, Falls has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(dd)    Deposit Insurance.    The deposits of Falls are insured by the FDIC in accordance with The Federal Deposit Insurance Act (“FDIA”), and Falls has paid all assessments and filed all reports required by the FDIA.

(ee)    Related Party Transactions.    Except as Previously Disclosed, Falls has not entered into any transactions with a Related Person.

(ff)    Intellectual Property.    Falls owns or has a valid right to use all material patents, trademarks, trade names, service marks, domain names, copyrights, and any applications and registrations therefor, technology, trade secrets, know-how, computer software and tangible and intangible proprietary information and materials (collectively, the “Intellectual Property Rights”) as are necessary in connection with the business of Falls. Falls has Previously Disclosed a complete and accurate listing of each material registration, licensing agreement or other Contract with respect to Intellectual Property Rights, including agreements with current or former employees, consultants or contractors regarding the appropriation or the non-disclosure of any of the intellectual property of Falls. To the knowledge of Falls, Falls has not infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party, and no third party has infringed, misappropriated or violated any Intellectual Property Rights owned or exclusively licensed by or to Falls.

5.04    Representations and Warranties of Sky.    Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Sky hereby represents and warrants to Falls as follows:

(a)    Organization, Standing and Authority.

(i)    Sky is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio. Sky is duly qualified to do business and is in good standing in the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Sky is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended.

(ii)    Sky Bank is a state banking association duly organized, validly existing and in good standing under the Laws of the State of Ohio. Sky Bank is duly qualified to do business and is in good standing in the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(iii)    Upon formation, Interim Bank will be an interim savings bank duly organized, validly existing and in good standing under the Laws of the State of Ohio. The activities of Interim Bank prior to the Effective Time will be limited to accepting initial subscriptions to Interim Bank Shares and participating in the Merger contemplated by this Agreement.

(b)    Sky Shares.

(i)    The authorized capital stock of Sky consists of 360,000,000 shares, of which (A) 350,000,000 shares are Sky Common Shares, without par value, of which 109,059,687 shares were outstanding as of the close of business on the trading day immediately preceding the date hereof, and (B) 10,000,000 shares are Sky Preferred Shares, par value $10.00 per share, of which no shares are outstanding as of the date hereof. As of the date hereof, except as set forth in its Disclosure Schedule, Sky does not have any Rights issued or outstanding with respect to Sky Common Shares and Sky does not have any commitment to authorize, issue or sell any Sky Common Shares or Rights, except pursuant to this Agreement. The outstanding Sky Common Shares have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(ii)    The Sky Common Shares to be issued in exchange for Falls Common Shares in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights. As of the date hereof there are, and as of the Effective Time there will be, sufficient authorized and unissued Sky Common Shares to enable Sky to issue in the Merger the portion of the Merger Consideration consisting of Sky Common Shares.

(c)    Subsidiaries.    Sky has Previously Disclosed a list of all its Subsidiaries together with the jurisdiction or organization of each Subsidiary. Each of Sky’s Subsidiaries has been duly organized and is validly existing in good standing under the Laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and, except as Previously Disclosed, it owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries.

(d)    Corporate Power.    Each of Sky and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Sky has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby.

(e)    Corporate Authority; Authorized and Effective Agreement.    This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Sky and the Sky Board prior to the date hereof and no shareholder approval is required on the part of Sky. This Agreement is a valid and legally binding agreement of Sky, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors rights or by general equity principles and except to the extent such enforceability may be limited by laws relating to the safety and soundness of insured depository institutions as set forth in 12U.S.C. Section 1818(b) or the appointment of a conservator by the FDIC).

(f)    Regulatory Approvals; No Defaults.

(i)    No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Sky or any of its Subsidiaries in connection with the execution, delivery or performance by Sky of this Agreement or to consummate the Merger or the other transactions contemplated hereby except for (A) the filing of applications and notices, as applicable, with the Regulatory Authorities; (B) the filing and declaration of effectiveness of the Registration Statement; (C) the filing of the Certificates of Merger with the OSS pursuant to the OGCL; (D) such filings as are required to be made or approvals as are required to be obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of Sky Common Shares in the Merger; and (E) receipt of the approvals set forth in Section 7.01(b). As of the date hereof, Sky is not aware of any reason why the Requisite Regulatory Approvals (as defined in Section 7.01(b)) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii)    Subject to the satisfaction of the requirements referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities Laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any Law, governmental permit or license, or Contract of Sky or of any of its Subsidiaries or to which Sky or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Governing Documents of Sky or any of its Subsidiaries, or (C) require any consent or approval under any such Law, governmental permit or license, or governmental Contract.

(g)    Financial Reports and SEC Documents; Material Adverse Effect.    Sky’s Annual Report on Form 10-K for the fiscal years ended December 31, 2003 and 2004, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries with the SEC subsequent to December 31, 2004 under the Securities Act, or under Section 13, 14 or 15(d) of the Exchange Act, in the form filed or to be filed, together with any amendments required to be made with respect thereto, that were required to be filed with any applicable Governmental Authority under any applicable Law (collectively, “Sky SEC Documents”) as of the date filed, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such Sky SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Sky and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in shareholders’ equity and cash flows or equivalent statements in such Sky SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of Sky and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(h)    Litigation; Regulatory Action.

(i)    No material litigation, claim or other proceeding before any court or governmental agency is pending against Sky or any of its Subsidiaries and, to Sky’s knowledge, no such litigation, claim or other proceeding has been threatened.

(ii)    Neither Sky nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from a Regulatory Authority, nor has Sky or any of its Subsidiaries been advised by a Regulatory Authority that such agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(i)    Compliance with Laws.

(i)    Each of Sky and its Subsidiaries:

(A)    is in material compliance with all Laws applicable thereto or to the employees conducting such businesses, including, without limitation, the USA Patriot Act of 2001, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act or the Exchange Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending Laws and other Laws relating to discriminatory business practices;

(B)    has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities and Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Sky’s knowledge, no suspension or cancellation of any of them is threatened or would reasonably be expected to occur, and all such filings, applications and registrations are current;

(C) has received, since December 31, 2004, no notification or communication from any Regulatory Authority or Governmental Authority (1) asserting that Sky or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances that such Regulatory Authority or Governmental Authority enforces, (2) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Sky’s knowledge, do any grounds for any of the foregoing exist) or (3) restricting or disqualifying their activities (except for restrictions generally imposed by rule, regulation or administrative policy on banking organizations generally);

(D) is not aware of any pending or threatened investigation, review or disciplinary proceedings by any Governmental Authority against Sky, any of its Subsidiaries or any officer, director or employee thereof; and

(E) is not subject to any order or decree issued by, or a party to any agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, or a recipient of any supervisory letter from, and has not adopted any board resolutions at the request of, any Governmental Authority and has not been advised by any Governmental Authority that it is considering issuing or requesting any such agreement or other action.

(ii) None of Sky or its Subsidiaries has engaged in any of the practices listed in Office of the Comptroller of the Currency Advisory Letter AL 2000-7 as “indications that an institution may be engaging in abusive lending violations” or as practices that “may suggest the potential for fair lending violations” or has originated, owned or serviced or currently owns or services any Loan subject to the requirements of Section 226.32 of title 12 of the Code of Federal Regulations.

(j)    Brokerage and Finder’s Fees.    Sky has not employed any broker, finder, or agent, or agreed to pay or incurred any brokerage fee, finder’s fee, commission or other similar form of compensation in connection with this Agreement or the transactions contemplated hereby.

(k)    Takeover Laws.    Sky has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws applicable to Sky.

(l)    Tax Matters.    (i) Except as Previously Disclosed, all material Tax Returns that are required to be filed by or with respect to Sky and its Subsidiaries have been duly filed, (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been paid in full as required, (iii) except as Previously Disclosed, none of the Tax Returns referred to in clause (i) the statute of limitations of which is still open has been examined by the IRS or the appropriate state, local or foreign taxing authority, (iv) all deficiencies asserted or assessments made as a result of any examination of a taxing authority have been paid in full, (v) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, and (vi) except as Previously Disclosed, no waivers of statutes of limitations have been given by or requested with respect to any Taxes of Sky or its Subsidiaries. Neither Sky nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Sky SEC Documents filed on or prior to the date hereof (“Sky’s Financial Statements”), as adjusted for the passage of time through the date hereof in accordance with the past custom and practice of Sky and its Subsidiaries. As of the date hereof, neither Sky nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization with the meaning of Section 368(a) of the IRC.

(m)    Books and Records.    Except for the minutes relating to the process leading to this Agreement and the transactions contemplated hereunder, the books and records of Sky and its Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the substance of events and transactions included therein.

(n)    Disclosure.    The information Previously Disclosed by Sky, when taken together with the representations and warranties contained in this Section 5.04, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained therein, in light of the circumstances in which they are being made, not misleading.

(o)    Material Adverse Change.    Since December 31, 2004, Sky has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations, except as disclosed in the Sky SEC Documents filed prior to the date of this Agreement, that has had or could reasonably be expected to have a Material Adverse Effect on Sky and its Subsidiaries taken as a whole.

(p)    Allowance for Loan Losses.    The allowance for loan losses reflected on the Sky Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP and applicable regulatory requirements and guidelines to provide for reasonably anticipated losses on outstanding Loans, net of recoveries.

ARTICLE VI

Covenants

6.01    Reasonable Best Efforts.

(a)    Undertakings.    Subject to the terms and conditions of this Agreement, each of Falls and Sky agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

(b)    Consents under Falls Contracts.    Without limiting the generality of Section 6.01(a), Falls shall use its reasonable best efforts to obtain the consent or approval of all Persons party to a Contract with Falls, to the extent such consent or approval is required in order to consummate the Merger or for the Surviving Corporation to receive the benefits of such Contract.

6.02    Shareholder Approval.    Falls agrees to take, in accordance with applicable Law and the Falls Articles and Falls Constitution, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the adoption of this Agreement and any other matters required to be approved or adopted by Falls’ shareholders for consummation of the Merger and the transactions contemplated hereby (including any adjournment or postponement, the “Falls Meeting”), and to solicit shareholder approval, as promptly as practicable after the Registration Statement is declared effective. The Falls Board shall recommend that Falls’ shareholders adopt this Agreement at the Falls Meeting (the “Falls Recommendation”), unless with respect to such recommendation, the Falls Board, after consultation with independent legal counsel, determines in good faith that it would constitute, or could reasonably be expected to constitute, a breach of its applicable fiduciary duties. The obligation of Falls to hold the Falls Meeting shall not be affected by any Acquisition Proposal or any other event or circumstance.

6.03    Registration Statement.

(a)    Preparation and Filing.    Sky agrees to prepare pursuant to all applicable Laws a registration statement on Form S-4 (the “Registration Statement”) to be filed by Sky with the SEC in connection with the issuance of Sky Common Shares in the Merger (including the proxy statement and Prospectus and other proxy solicitation materials of Falls constituting a part thereof (the “Proxy Statement”) and all related documents). Falls agrees to cooperate with Sky, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement; and provided that Falls has cooperated as required above, Sky agrees to file the Proxy Statement and the Registration Statement (together, the “Proxy/Prospectus”) with the SEC as promptly as reasonably practicable. Sky and Falls shall cause the Proxy/Prospectus to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the rules of the NASDAQ. Each of Falls and Sky agrees to use all reasonable efforts to cause the Proxy/Prospectus to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Sky also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Falls agrees to furnish to Sky all information concerning Falls, its officers, directors and shareholders as may be reasonably requested in connection with the foregoing. Falls shall use all reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders at the earliest practicable date after the Proxy/Prospectus is declared effective.

(b)    Information Supplied.    Each of Falls and Sky agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the Falls shareholders and at the time of the Falls Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement that, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or that will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Falls and Sky further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c)    Notice of Effectiveness and Changes.    Sky agrees to advise Falls, promptly after Sky receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Sky Shares for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.04    Press Releases.    Each of Falls and Sky agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable Law or NASDAQ rules.

6.05    Access; Confidentiality.

(a)    Access to Falls Information.    Falls shall, upon reasonable notice and subject to applicable Laws relating to the exchange of information, afford Sky and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as Sky may reasonably request and, during such period, it shall furnish promptly to Sky (i) a copy of each material report, schedule and other document filed by it pursuant to federal or state securities or banking Laws, and (ii) all other information concerning the business, properties and personnel of Falls as Sky may reasonably request.

(b)    Access to Sky Information.    Sky shall, upon reasonable notice and subject to applicable Laws relating to the exchange of information, afford Falls and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), and to such other information as Falls may reasonably request and, during such period, it shall furnish promptly to Falls (i) a copy of each material report, schedule and other document filed by it pursuant to federal or state securities or banking Laws, and (ii) all other information concerning the business or properties of Sky as Falls may reasonably request.

(c)    Use of Information; Confidentiality.    Each of Falls and Sky agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Except for the use of information in connection with the Registration Statement described in Section 6.03 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information (collectively, the “Information”) received by each of Falls and Sky, pursuant to the terms of this Agreement shall be kept in strictest confidence; provided, however, that, subsequent to the filing of the Registration Statement with the SEC, this Section 6.05 shall not apply to information included in the Registration Statement or to be included in the Proxy/Prospectus to be sent to the shareholders of Falls and Sky under Section 6.03. Falls and Sky agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Subject to the requirements of Law, each party shall keep confidential, and shall cause its representatives to keep confidential, all Information and documents obtained (as well as any other Information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such Information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains, (iv) is or becomes readily ascertainable from published information or trade sources or (v) is such that such party is required by Law or court order to disclose. If either party is required or reasonably believes that it is required to disclose any information described in this Section 6.05(c) by (A)

Law, (B) any court of competent jurisdiction or (C) any inquiry or investigation by any Governmental Authority that is lawfully entitled to require any such disclosure, such party (the “Required Party”) shall, so far as it is lawful, notify the other party of such required disclosure on the same day that the Required Party (1) is notified of a request for such disclosure from the relevant Governmental Authority or (2) determines that such disclosure is required, whichever is earlier. Immediately thereafter, and to the extent practical on the same day, and subject to applicable Laws, the parties shall discuss and use their reasonable best efforts to agree as to the mandatory nature, the required timing and the required content of such disclosure. The Required Party shall furnish only that portion of the information described in this Section 6.05 that is legally required to be disclosed and shall exercise its reasonable best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the information described in this Section 6.05 so furnished. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing Information and data as to another party hereto to be returned to the party that furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(d)    Subsequent Financial Statements.    During the period from the date of this Agreement to the Effective Time, Falls shall promptly furnish Sky with copies of all monthly and other interim financial statements produced in the ordinary and usual course of business as the same shall become available.

6.06    Acquisition Proposals.    Falls agrees that it shall not, and shall cause its officers, directors, agents, advisors and Affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any Person relating to, any Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Falls Board from (a) making any disclosure to its shareholders if, in the good faith judgment of the Falls Board, after having consulted with and considered the advice of outside counsel to the Falls Board, failure so to disclose would be a breach of its fiduciary duties under applicable Law; provided further, however, that any such disclosure regarding an Acquisition Proposal shall be deemed to be a Change in Recommendation unless the Falls Board reaffirms the Falls Recommendation; (b) before the date of the Falls Meeting, providing (or authorizing the provision of) information to, or engaging in (or authorizing) such discussions or negotiations with, any Person who has made an unsolicited bona fide written Acquisition Proposal received after the date of this Agreement that did not result from a breach of this Section 6.06; or (c) recommending such an Acquisition Proposal to its shareholders if and only to the extent that, in the case of actions referred to in clause (b) and/or (c), (i) such Acquisition Proposal is, or is reasonably expected to lead to, a Superior Proposal, (ii) the Falls Board, after having consulted with and considered the advice of outside counsel to the Falls Board, determines in good faith that providing such information or engaging in such negotiations or discussions, or making such recommendation is required in order to discharge the directors’ fiduciary duties to Falls and its shareholders in accordance with applicable Law, and (iii) Falls receives from such Person a confidentiality agreement substantially in the form of the Confidentiality Agreement. For purposes of this Agreement, a “Superior Proposal” means any Acquisition Proposal by a third party on terms that the Falls Board determines in its good faith judgment, after receiving the advice of its financial advisors, to be materially more favorable from a financial point of view to Falls and its shareholders than the Merger and the other transactions contemplated hereby, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Law. Falls also shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Sky, with respect to any of the foregoing. Falls shall promptly (within one business day) advise Sky following the receipt by Falls of any Acquisition Proposal and the material terms thereof (including the identity of the Person making such Acquisition Proposal), and advise Sky of any developments (including any change in such terms) with respect to such Acquisition Proposal promptly upon the occurrence thereof. Falls shall not terminate, amend, modify or waive any provision of or release any of its rights under any confidentiality or standstill agreement to which it is a party. Falls shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction. Nothing contained in this Section 6.06 or any other provision of this Agreement will prohibit Falls or the Falls Board from notifying any third party that contacts Falls on an unsolicited basis after the date of this Agreement concerning an Acquisition Proposal of Falls’ obligations under this Section 6.06.

6.07    Affiliate Agreements.    Not later than the 15th day prior to the mailing of the Proxy Statement, Falls shall deliver to Sky a schedule of each Person that, to its knowledge, is or is reasonably likely to be, as of the date of the Falls Meeting, deemed to be an “affiliate” of Falls (each, a “Falls Affiliate”) as that term is used in Rule 145 under the Securities Act. Falls shall cause each Person who may be deemed to be a Falls Affiliate to execute and deliver to Falls on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit D.

6.08    Takeover Laws.    No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

6.09    No Rights Triggered.    Falls shall take all reasonable steps necessary to ensure that the entering into of this Agreement and the consummation of the transactions contemplated hereby and any other action or combination of actions, or any other transactions contemplated hereby, do not and will not result in the grant of any rights to any Person (a) under the Governing Documents of Falls or (b) under any material Contract to which it is a party except, in each case, as Previously Disclosed or contemplated by this Agreement.

6.10    Conformance of Policies and Practices.    Prior to the Effective Date, Falls shall, consistent with GAAP and on a basis mutually satisfactory to it and Sky, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) as well as other management and operating policies and practices so as to be applied on a basis that is consistent with that of Sky; provided, however, that Falls shall not be obligated to take any such action pursuant to this Section 6.10 involving a valuation adjustment or earnings charge earlier than 30 days prior to the Effective Date, and unless and until Sky acknowledges that all conditions to the obligations of Sky to consummate the Merger have been satisfied and certifies to Falls that Sky’s representations and warranties, subject to Section 5.02, are true and correct as of such date and that Sky is otherwise materially in compliance with this Agreement. Falls’ representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 6.10.

6.11    Transition.    Falls shall reasonably cooperate with Sky and its Subsidiaries in order to facilitate an orderly transition of the management of the business of Falls to Sky and in order to facilitate the integration of the operations of Falls and Sky and their Subsidiaries and to permit the coordination of their related operations on a timely basis. To accelerate to the earliest time possible following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by Falls and Sky as a result of the Merger, Falls shall consult with Sky on all strategic and operational matters to the extent such consultation is not in violation of applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition. Falls shall make available to Sky at the facilities of Falls, where determined by Sky to be appropriate and necessary, office space in order to assist Sky in observing all operations and reviewing all matters concerning Falls’ affairs. Without in any way limiting the provisions of Section 6.05(b), Sky, its Subsidiaries, officers, employees, counsel, financial advisors and other representatives shall, upon reasonable written notice to Falls, be entitled to review the operations and visit the facilities of Falls at all times as may be deemed reasonably necessary by Sky in order to accomplish the foregoing arrangements. Notwithstanding the foregoing, nothing contained in this Agreement gives Sky, directly or indirectly, the right to control or direct or to unreasonably interfere with Falls’ operations prior to the Effective Time. Prior to the Effective Time, Falls shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

6.12    Facilities Optimization.    Prior to the Effective Time, Falls shall cooperate with Sky and use its reasonable best efforts in the filing of regulatory applications and/or the provision of such notices as may be required in order to permit the optimization of the combined organization’s branch network at the time the Merger occurs.

6.13    Investments.    Following the receipt of all required regulatory and shareholder approvals necessary to consummate the Merger, Falls shall sell, prior to the Effective Time and using a broker mutually acceptable to Falls and Sky, the number and type of securities held in Falls’ portfolio as may be requested by Sky. Falls shall not be obligated to take any such action pursuant to this Section 6.13 earlier than 30 days prior to the Effective Date, and unless and until Sky acknowledges that all conditions to the obligations of Sky to consummate the Merger have been satisfied and certifies to Falls that Sky’s representations and warranties, subject to Section 5.02, are true and correct as of such date and that Sky is otherwise materially in compliance with this Agreement.

6.14    NASDAQ Listing or Notification.    As required by NASDAQ, Sky shall file a NASDAQ Notification Form for Listing of Additional Shares and/or Change in the Number of Shares Outstanding, with respect to Sky Common Shares to be issued to the holders of Falls Common Shares in the Merger.

6.15    Regulatory Applications.

(a)    Preparation and Filing.    Sky and Falls and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare, within 45 days of the execution of this Agreement, all documentation and requests for regulatory approval, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities and Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement. Each of Sky and Falls shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, and shall be provided in advance so as to reasonably exercise its right to review in advance, all material written information submitted to any third party or any Governmental Authority or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities or Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b)    Information to be Furnished.    Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party, Governmental Authority or Regulatory Authority.

6.16    Indemnification.

(a)    Indemnity by Sky.    Following the Effective Date, Sky shall indemnify, defend and hold harmless the present and former directors, officers and employees of Falls (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) (each, a “Claim”) to the fullest extent that Falls is permitted to indemnify (and advance expenses to) its directors, officers and employees under the Laws of the federal government, the State of Ohio, the Falls Articles and the Falls Constitution as in effect on the date hereof.

(b)    D&O Insurance.    For a period of three (3) years from the Effective Time, Sky shall procure directors’ and officers’ liability (“D&O”) insurance that serves to reimburse personally the present and former officers and directors of Falls (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events that occurred before the Effective Time and such insurance will have substantially the same terms as Falls’ current D&O insurance; provided, however, that in no event will Sky be required to expend on an annual basis, as the cost of maintaining such coverage, more than 125% of the current annual amount for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, then Sky will be obligated to obtain a policy with the best coverage available for a cost up to but not exceeding such amount. The annual amount currently expended by Falls for such insurance coverage is $9,260.

(c)    Procedures; Limitations.    Any Indemnified Party wishing to claim indemnification under Section 6.16(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Sky thereof; provided that the failure so to notify shall not affect the obligations of Sky under Section 6.16(a) unless and to the extent that Sky is actually prejudiced as a result of such failure. In the event of a Claim (whether arising before or after the Effective Time), (i) Sky shall have the right to assume the defense thereof and Sky shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Sky elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between Sky and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Sky shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefore are received; provided, however, that Sky shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Sky shall not be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld; and provided, further, that Sky shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)    Legal Successors.    If Sky or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of Sky shall assume the obligations set forth in this Section 6.16.

6.17    Opportunity of Employment; Employee Benefits.

(a)    Retention by Sky.    Sky will endeavor to retain as many current officers and employees as is commercially reasonable and possible, consistent with the Sky Workforce Redesign Process and Sky’s regional banking template. It is understood and agreed that nothing in this Section 6.17 or elsewhere in this Agreement shall be deemed to be a Contract of employment or be construed to give said employees any rights other than as employees at will under applicable Law and said employees shall not be deemed to be third-party beneficiaries of this provision.

(b)    Participation in Benefit Plans; Credit.    From and after the Effective Time, Falls employees shall continue to participate in the Falls employee benefit plans in effect at the Effective Time unless and until Sky, in its sole discretion, shall determine that Falls employees shall, subject to applicable eligibility requirements, participate in employee benefit plans of Sky and that all or some of the Falls plans shall be terminated or merged into certain employee benefit plans of Sky. Falls employees continuing to be employed by Sky shall receive credit for service at Falls for eligibility and vesting purposes (but not for benefit calculation purposes) under Sky’s employee benefit plans and shall not be subject to any exclusion or penalty for pre-existing conditions that were covered under Falls’ welfare plans immediately prior to the Effective Date, or to any waiting period relating to such coverage, except in each case as otherwise required by applicable Law. Falls employees continuing to be employed by Sky shall transition to Sky’s sick time and vacation policies effective January 1, 2006. Between the Effective Date and January 1, 2006, such employees shall receive credit for earned and unused sick time and earned and unused vacation, with such sick time and vacation deemed to be earned on a pro rated basis (more specifically, applying the percentage of the year worked following the employee’s anniversary date in calendar year 2005 to the total annual sick time or vacation to which the employee would otherwise be entitled for the year following such anniversary date under the applicable policies at Falls). Any employees terminated by Sky shall be paid for all of their unused vacation and sick time and shall be entitled to elect so-called “COBRA” in accordance with, and subject to, the provisions of IRC Section 4980B(f).

(c)    Employees Covered by Certain Agreements.    Sky agrees to make all severance, change of control or similar payments to any Falls employees in accordance with the employment and retention Contracts set forth in Section 6.17(c) of Falls’ Disclosure Schedule. Notwithstanding anything to the contrary contained in this Agreement or elsewhere, such employee(s) shall receive, at or within a reasonable period (in no event longer than one month) following the Effective Time or other triggering event, the severance payment to which they are entitled in accordance with the terms of their respective agreements.

(d)    Severance.    Excepting the individuals covered by employment, severance and retention Contracts set forth in Section 6.17(c) of Falls’ Disclosure Schedule, Sky agrees (i) that any officer or employee of Falls (other than any officer or employee of Falls who has a severance agreement with Falls) who is terminated after the Effective Date shall be entitled to receive such severance compensation as is payable pursuant to the Sky Financial Group, Inc. Severance Pay Plan, calculated by aggregating periods of service with Falls and Sky and (ii) that any officer or employee of Falls who is terminated at the Effective Date shall be entitled to receive such severance compensation as is payable pursuant to the Sky Financial Group, Inc. Severance Pay Plan, calculated as if the terminated employee had become an employee of Sky, by aggregating periods of service with Falls and Sky and based on the employee’s position within the company.

6.18    Notification of Certain Matters.

(a)    Material Adverse Effect; Material Breach.    Each of Falls and Sky shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach (without regard to any materiality, Material Adverse Effect or similar qualifier included in any representation, warranty, covenant or agreement) of any of its representations, warranties, covenants or agreements contained herein.

(b)    Persons Required to Consent to Merger.    Falls shall promptly notify Sky of any written notice or other bona fide communication from any Person alleging that the consent of such Person is or may be required as a condition to the Merger.

(c)    Notice to Insurers.    Falls shall, prior to the Effective Date, notify its insurers in writing of all known incidents, events and circumstance that would reasonably be expected to give rise to a claim against Falls.

(d)    Legal and Regulatory Matters.    Falls shall notify Sky within two business days of the receipt of any summons, subpoena, complaint, regulatory inquiry or whistleblower notice involving Falls.

(e)    SARs.    Falls shall promptly provide Sky with a copy of any Suspicious Activity Report filed with any regulatory agency.

(f)    Collections.    Falls shall promptly notify Sky of the intended filing of collections litigation against any customer of Falls if the principal balance is in excess of $250,000.

6.19    [Reserved.]

6.20    Tax Treatment.    Between the date of this Agreement and the Effective Time, each of Sky and Falls agrees (a) not to take any actions that would adversely affect the ability of Falls and its shareholders to characterize the Merger as a tax-free reorganization under Section 368(a) of the IRC, and (b) to take such action as may be reasonably required, if such action may be reasonably taken to reverse the impact of any past actions that would adversely impact the ability for the Merger to be characterized as a tax-free reorganization under Section 368(a) of the IRC. Sky and Falls shall use reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the IRC and to obtain the Tax opinion set forth in Section 7.02(c) hereof. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treas. Reg. Sec. 1.368-2(g). Officers of Sky and Falls shall execute and deliver to Vorys, Sater, Seymour and Pease LLP, counsel to Falls, certificates containing appropriate representations at such time or times as may be reasonably requested by such law firm, including the effective date of the Registration Statement and the Effective Date, in connection with their delivery of the opinion, pursuant to Section 7.02(c) hereof, with respect to the Tax treatment of the Merger. Neither Sky nor Falls shall take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of such certificates and representations.

6.21    No Breaches of Representations and Warranties.    Between the date of this Agreement and the Effective Time, without the written consent of the other party, each of Sky and Falls shall not do any act or suffer any omission of any nature whatsoever that would cause any of the representations or warranties made in Article V of this Agreement to become untrue or incorrect, subject to Section 5.02.

6.22    Consents.    Each of Sky and Falls shall use its best efforts to obtain any required consents to the transactions contemplated by this Agreement.

6.23    Insurance Coverage.    Falls shall cause the policies of insurance listed in the Disclosure Schedule to remain in effect between the date of this Agreement and the Effective Date.

6.24    Correction of Information.    Each of Sky and Falls shall promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, and shall include all facts necessary to make such information correct and complete in all material respects at all times.

6.25    Supplemental Assurances.

(a)    Certificate of Falls.    On the date the Registration Statement becomes effective and on the Effective Date, Falls shall deliver to Sky a certificate signed by its principal executive officer and its principal financial officer to the effect, to such officers’ knowledge, that the information contained in the Registration Statement relating to the business and financial condition and affairs of Falls, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(b)    Certificate of Sky.    On the date the Registration Statement becomes effective and on the Effective Date, Sky shall deliver to Falls a certificate signed by its chief executive officer and its chief financial officer to the effect, to such officers’ knowledge, that the Registration Statement (other than the information contained therein relating to the business and financial condition and affairs of Falls) does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

6.26    Regulatory Matters.    Sky, Falls and each of their Subsidiaries shall cooperate and each of them agrees to use its reasonable best efforts to remediate any order, decree, agreement, memorandum of understanding or similar agreement by Falls with, or a commitment letter, board resolution or similar submission by Falls to, or supervisory letter from any Regulatory Authority to Falls, to the satisfaction of such Regulatory Authority.

6.27    Section 16(b).

(a)    Approval of Acquisitions by Sky Board.    Prior to the Effective Time, Sky shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other acquisitions of Sky equity securities (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, to be approved by the Sky Board or a committee of two or more Non-Employee Directors of Sky (as such term is defined in Rule 16b-3 promulgated under the Exchange Act).

(b)    Approval of Dispositions by Falls Board.    Prior to the Effective Time, Falls shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of Falls (including derivative securities), in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be approved by the Falls Board or a committee of two or more Non-Employee Directors of the Company (as such term is defined in Rule 16b-3 promulgated under the Exchange Act).

(c)    Content of Approval.    Such approval shall specify: (i) the name of each officer or director, (ii) the number of securities to be acquired or disposed of for each named Person, (iii) in the case of the derivative securities acquired, the material terms of the derivative securities, and (iv) that the approval is granted for purposes of exempting the transaction under Rule 16b-3 of the Exchange Act.

6.28    Formation of Interim Bank.    Prior to the Effective Time, Sky shall take all steps necessary to complete the formation of Interim Bank, to cause this Agreement to be approved by the directors and sole shareholder of Interim Bank and to cause Interim Bank to join in this Agreement by means of executing and delivering it to Falls.

ARTICLE VII

Conditions to Consummation of the Merger

7.01    Conditions to Each Party’s Obligation to Effect the Merger.    The respective obligation of each of Sky and Falls to consummate the Merger is subject to the fulfillment prior to the Effective Time of each of the following conditions:

(a)    Shareholder Approval.    This Agreement shall have been duly adopted by the Required Falls Vote.

(b)    Regulatory Approvals.    All regulatory approvals set forth in Section 7.01(b) of the Falls Disclosure Schedule required to consummate the transactions contemplated hereby, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods, the “Requisite Regulatory Approvals”) and no such approvals shall contain (i) any conditions, restrictions or requirements that the Sky Board reasonably determines would either before or after the Effective Time have or will have a Material Adverse Effect on Sky and its Subsidiaries taken as a whole after giving effect to the consummation of the Merger, or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and that the Sky Board reasonably determines would either before or after the Effective Date be unduly burdensome.

(c)    No Injunction.    No Regulatory Authority or Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits, prevents or makes illegal the consummation of the transactions contemplated by this Agreement.

(d)    Registration Statement.    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

7.02    Conditions to Obligation of Falls.    The obligation of Falls to consummate the Merger is also subject to the fulfillment or written waiver by Falls prior to the Effective Time of each of the following conditions:

(a)    Representations and Warranties.    The representations and warranties of Sky set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Falls shall have received a certificate, dated the Effective Date, signed on behalf of Sky by the Chief Executive Officer and the Chief Financial Officer of Sky to such effect.

(b)    Performance of Obligations of Sky.    Sky shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Falls shall have received a certificate, dated the Effective Date, signed on behalf of Sky by the Chief Executive Officer and the Chief Financial Officer of Sky to such effect.

(c)    Tax Opinion.    Falls shall have received an opinion of Vorys, Sater, Seymour and Pease LLP, counsel to Falls, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the IRC and (ii) no gain or loss will be recognized by shareholders of Falls who receive solely Sky Common Shares in exchange for Falls Common Shares, other than the gain or loss to be recognized as to cash received in lieu of fractional Sky Common Shares. In rendering its opinion, such counsel may require and rely upon representations contained in letters from Falls and Sky.

(d)    Fairness Opinion.    Falls shall have received a fairness opinion from Keefe, Bruyette & Woods, Inc., financial advisor to Falls, dated as of a date reasonably proximate to the date of the Proxy/Prospectus, stating that the Merger Consideration is fair as of such date to the shareholders of Falls from a financial point of view.

(e)    Directors’ and Officers’ Liability Insurance.    Sky shall have bound coverage for the directors’ and officers’ liability insurance to the extent required by Section 6.16(b) of this Agreement.

(f)    Material Adverse Effect.    From the date of this Agreement, there shall not have occurred any Material Adverse Effect on Sky and its Subsidiaries taken as a whole, or any change, condition, event or development that, individually or in the aggregate, has resulted in or could reasonably be expected to result in a Material Adverse Effect on Sky and its Subsidiaries taken as a whole.

7.03    Conditions to Obligation of Sky.    The obligation of Sky to consummate the Merger is also subject to the fulfillment or written waiver by Sky prior to the Effective Time of each of the following conditions:

(a)    Representations and Warranties.    The representations and warranties of Falls set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Sky shall have received a certificate, dated the Effective Date, signed on behalf of Falls by the Chief Executive Officer and the Chief Financial Officer of Falls to such effect.

(b)    Performance of Obligations of Falls.    Falls shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Sky shall have received a certificate, dated the Effective Date, signed on behalf of Falls by the Chief Executive Officer and the Chief Financial Officer of Falls to such effect.

(c)    Material Adverse Effect.    From the date of this Agreement, there shall not have occurred any Material Adverse Effect on Falls, or any change, condition, event or development that, individually or in the aggregate, has resulted in or could reasonably be expected to result in a Material Adverse Effect on Falls.

(d)    Affiliate Agreements.    Sky shall have received the agreements referred to in Section 6.07 from each Falls Affiliate.

7.04    Frustration of Closing Conditions.    Neither Sky nor Falls may rely on the failure of any condition set forth in Section 7.01, 7.02 or 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.01.

ARTICLE VIII

Termination

8.01    Termination.    This Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time, whether before or after shareholder approval:

(a)    Mutual Consent.    At any time prior to the Effective Time, by the mutual consent of Sky and Falls, if the Sky Board and Falls Board so determine by vote of a majority of the members of each of the Sky Board and the Falls Board.

(b)    Breach.    At any time prior to the Effective Time, by Sky or Falls, upon written notice to the other party, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect.

(c)    Delay.    At any time prior to the Effective Time, by Sky or Falls, upon written notice to the other party, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by November 30, 2005; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to any party whose failure to comply with any provision hereof has been the cause, or resulted in, the failure of the Effective Time to occur on or before such date.

(d)    No Governmental Approval.    By Falls or Sky, upon written notice to the other party, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event (i) any Governmental Authority of competent jurisdiction which must grant a Requisite Regulatory Approval has denied approval of the Merger and the other transactions contemplated by this Agreement and such denial has become final and non-appealable; or (ii) any Governmental Authority or Regulatory Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and non-appealable.

(e)    Superior Proposal.    At any time prior to the adoption of this Agreement by Falls’ shareholders contemplated by Section 7.01(a), by Falls, if Falls’ Board so determines by vote of a majority of the members of the entire Falls Board if (i) Falls is not in breach of any material term of this Agreement including Section 6.06, (ii) the Falls Board authorized Falls, subject to complying with the terms of this Agreement, to enter into a definitive written agreement concerning a transaction that constitutes a Superior Proposal, (iii) Falls notifies Sky in writing that it intends to enter into such an agreement as soon as practicable upon termination of this Agreement, attaching the most current version of such agreement to such notice and (iv) at least five business days elapse after Sky receives the notice provided for in clause (iii) above and the Falls Board continues to consider the Acquisition Proposal to be a Superior Proposal after taking into account in good faith any amendment or modification to this Agreement proposed by Sky during such five business day period.

(f)    Change in Recommendation.    By Sky, upon written notice to Falls, if (i) in connection with the presentation of this Agreement to Falls’ shareholders as contemplated by Section 7.01(a), the Falls Board shall have failed to make the Falls Recommendation; or withdrawn, modified or qualified (or proposed to withdraw, modify or qualify) in any manner adverse to Sky, the Falls Recommendation; or taken any other action or made any other statement in connection with the Falls Meeting inconsistent with the Falls Recommendation (any such action in this clause (i), a “Change in Recommendation”), whether or not permitted by the terms of this Agreement, (ii) materially breached its obligations under this Agreement by reason of a failure to call the Falls Meeting in accordance with Section 6.02 or the failure to prepare and mail to its shareholders the Proxy/Prospectus in accordance with Section 6.02 or (iii) the Falls Board takes the actions described in Section 6.06(c).

(g)    Shareholder Approval.    By Falls or Sky, upon written notice to the other party, if the Required Falls Vote shall not have been obtained upon a vote for that purpose taken at a duly convened Falls Meeting.

8.02    Effect of Termination and Abandonment; Enforcement of Agreement.    In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (a) as set forth in Sections 8.03 and 9.01; and (b) that termination will not relieve a breaching party from liability for any material breach of this Agreement giving rise to such termination. Notwithstanding anything contained herein to the contrary, the parties hereto agree that irreparable damage will occur in the event that a party breaches any of its obligations, duties, covenants and agreements contained herein. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled by Law or in equity.

8.03    Termination Fee; Expenses.

(a)    Obligation to Pay Termination Fee.    Falls shall pay to Sky, by wire transfer of immediately available funds, a termination fee in the amount of $400,000 (the “Termination Fee”) if:

(i)    this Agreement is terminated by Falls pursuant to Section 8.01(e); or

(ii)    (A) this Agreement is terminated by Sky pursuant to Section 8.01(b)(ii) or 8.01(f), or by Sky or Falls pursuant to Section 8.01(g); (B) at any time after the date of this Agreement and prior to any such termination, an Acquisition Proposal with respect to Falls shall have been publicly announced, publicly proposed or commenced; and (C) within 18 months after the date of such termination, Falls shall have entered into an agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated.

(b)    The Termination Fee shall be payable (i) on the date of termination of this Agreement in the case of clause (a)(i) above; and (ii) two business days after the first to occur of the execution of the agreement relating to an Acquisition Proposal or consummation of the Acquisition Proposal in the case of clause (a)(ii) above. Upon payment of the Termination Fee and Out of Pocket Expenses in accordance with this Section 8.03, Falls shall have no further liability to Sky at law or in equity with respect to such termination under Section 8.01(e), 8.01(b) or 8.01(f), or with respect to this Agreement.

(c)    If an Acquisition Proposal has been made known to Falls and made known to Falls’ shareholders generally or has been made directly to its shareholders generally or any Person has publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal and such Acquisition Proposal or announced intention has not been withdrawn, and thereafter this Agreement is terminated pursuant to Section 8.01(c), then Falls shall promptly (but not later than two business days after receipt of notice of such termination from Sky) pay to Sky an amount equal to all documented out-of-pocket expenses and fees incurred by Sky (including, without limitation, fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors arising out of or in connection with or related to the Merger or the other transactions contemplated by this Agreement) (“Out-of-Pocket Expenses”), and Sky may pursue any remedies available to it at Law or in equity and will, in addition to its Out-of-Pocket Expenses (which are to be paid as specified above), be entitled to receive such additional amounts as such non-breaching party may be entitled to receive at Law or in equity.

(d)    If Falls fails to pay all amounts due to Sky on the dates specified, then Falls shall pay all costs and expenses (including legal fees and expenses) incurred by Sky in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Sky.

ARTICLE IX

Miscellaneous

9.01    Survival.    None of the representations or warranties in this Agreement or any instrument delivered pursuant to this Agreement shall survive the Effective Time. The covenants and agreements in this Agreement shall survive after the date of this Agreement in accordance with their terms.

9.02    Waiver; Amendment.    Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision, or (b) amended or modified at any time, in each case, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Falls Meeting, this Agreement may not be amended if it would violate Section 1701.78(G) of the OGCL or the federal securities Laws.

9.03    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed by each of the parties, and delivered to the other party, it being understood that both parties need not sign the same counterparts.

9.04    Governing Law.    This Agreement shall be governed by, and interpreted in accordance with, the Laws of the State of Ohio applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of federal Law are applicable).

9.05    Expenses.    Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that printing and mailing expenses shall be shared equally between Falls and Sky. All fees to be paid to Regulatory Authorities and the SEC in connection with the transactions contemplated by this Agreement shall be borne by Sky.

9.06    Notices.    All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given (a) on the date of delivery if personally delivered, or telecopied (with confirmation), (b) on the first business day following date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if mailed by registered or certified mail (return receipt requested), postage prepaid. All notices shall be delivered to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Falls, to:

Falls Bank

3087 Graham Road

Stow, OH 44224

Attn: Rodney W. Vargo

Facsimile: (330) 673-4306

With a copy to:

Vorys, Sater, Seymour and Pease LLP

52 East Gay Street

Columbus, OH 43215

Attn: John C. Vorys, Esq.

Facsimile: (614) 719-5014

If to Sky, to:

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, OH 43402

Attn: W. Granger Souder, Esq.

Facsimile: (419) 254-6345

9.07    Entire Agreement; No Third Party Beneficiaries.    This Agreement and all schedules and exhibits attached hereto represent the entire agreement of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements or understandings heretofore made. Except for Section 6.16 hereof, nothing in this Agreement, whether express or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.08    Interpretation; Effect.    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References herein to “transaction contemplated by this Agreement” include the Merger as well as the other transactions contemplated hereby. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement. Whenever this Agreement shall require a party to take an action, such requirement shall be deemed to constitute an undertaking by such party to take, and to use its reasonable best efforts to cause its Affiliates to take, appropriate action in connection therewith. All references to “dollars” or “$” mean the lawful currency of the United States unless otherwise indicated. Any reference in this Agreement to any Law, rule or regulation shall be deemed to include a reference to any amendments, revisions or successor provisions to such Law, rule or regulation.

9.09    Waiver of Jury Trial.    Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

9.10    Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.11    Assignment.    Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by either of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

9.12    Submission to Jurisdiction.    Each party hereto irrevocably submits to the jurisdiction of (a) the Court of Common Pleas of Wood County, Ohio and (b) the United States District Court for the Northern District of Ohio, Western Division, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party hereto agrees to commence any action, suit or proceeding relating hereto either in the United States District Court for the Northern District of Ohio, Western Division or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in the Court of Common Pleas of Wood County, Ohio. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Court of Common Pleas of Wood County, Ohio or (ii) the United States District Court for the Northern District of Ohio, Western Division and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 9.12 shall affect the right of any party to serve legal process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 9.12 shall not constitute a general consent to service of process in the State of Ohio and shall have no effect for any purpose except as provided in this Section 9.12. The parties hereto agree that final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

[remainder intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FALLS BANK

By:	/s/ RODNEY W. VARGO
Name:	Rodney W. Vargo
Title:	President and CEO

SKY FINANCIAL GROUP, INC.

By:	/s/ MARTY E. ADAMS
Name:	Marty E. Adams
Title:	Chairman, President and CEO

The Board of Directors and sole shareholder of the undersigned interim bank have ratified, confirmed, adopted and approved the foregoing Agreement and Plan of Merger dated June 21, 2005, by and between Falls Bank and Sky Financial Group, Inc. (the “Agreement”), and have authorized the undersigned institution to join said agreement as Interim Bank (as defined therein). Interim Bank hereby joins the Agreement as of this          day of                     , 2005.

[LEGAL NAME OF INSTITUTION]

By:

Name:

Title:

Exhibit A

Form of Amended and Restated Articles of Incorporation of the Surviving Corporation

Articles of Incorporation

The shareholders of Falls Bank, a savings bank organized and existing under the laws of the State of Ohio, in order to effect the conversion of the Corporation to a state bank under the laws of the State of Ohio in connection with the Corporation’s acquisition by Sky Financial Group, Inc., have adopted these Amended and Restated Articles of Incorporation by the affirmative vote or approval of      percent of the outstanding shares of the Corporation at a meeting of the shareholders duly called and held on the      day of                     , 2005, at which meeting a quorum of such shareholders was present in person or by proxy.

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

FALLS BANK

FIRST:	The name of the Corporation shall be Falls Bank.

SECOND:	The place in the State of Ohio where the principal place of business of the Corporation is to be located is the City of Stow, County of Summit, State of Ohio.

THIRD:	The Corporation is formed for the purpose of conducting the business of a commercial bank and trust company, of receiving money for deposit on such terms as may be agreed to, and of investing and loaning the funds of the Corporation and those received by it on deposit, and in furtherance of said purposes, to exercise all of the powers which may lawfully be exercised by a corporation formed therefor and to do any and all things necessary or incidental thereto pursuant to the provisions of the Ohio Revised Code, as now in force or hereafter amended.

FOURTH:	The maximum number of shares which the Corporation is authorized to have outstanding is 11,000,000 shares of stock, of which 10,000,000 shall be common shares with a par value of Fifty Cents ($0.50) per share, and 1,000,000 shall be preferred shares with a par value of Fifty Cents ($0.50) per share.

FIFTH:	Notwithstanding any provision of the Ohio Revised Code, now or hereafter in force, requiring for any purpose the vote, consent waiver or release of the holders of shares of the Corporation entitling them to exercise two-thirds or any proportion of the voting power of the Corporation, such action, unless otherwise expressly required by statute, may be taken by the vote of vote, consent, waiver or release of the holders of shares entitling them to exercise a majority of the voting power of the Corporation.

IN WITNESS WHEREOF, Rodney W. Vargo, President and CEO, and Wayne M. Rice, Secretary of said Corporation, acting for and on behalf of same, have hereunto affixed their signatures this      day of                     , 2005.

Rodney W. Vargo, President and CEO

Wayne M. Rice, Secretary

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Exhibit B

Form of Amended and Restated Code of Regulations of the Surviving Corporation

CODE OF REGULATIONS

OF

FALLS BANK

Effective                     , 2005

MEETINGS OF SHAREHOLDERS

Section 1.    Annual Meeting.

The annual meeting of shareholders of the Bank shall be held at such time and on such day as the directors may determine each year. The annual meeting shall be held at the principal office of the Bank or at such other place within or without the State of Ohio as the directors may determine. The directors shall be elected and such other business shall be transacted as is specified in the notice of the meeting.

Section 2.    Special Meetings.

Special meetings of the shareholders may be called at any time by the President or by a majority of the directors acting with or without a meeting, or by shareholders holding 25% or more of the outstanding shares entitled to vote thereat. Such meetings may be held within or without the State of Ohio at such time and place as may be specified in the notice thereof.

Section 3.    Notice of Meetings.

Written notice of every annual or special meeting of the shareholders stating the time, place and purposes thereof shall be given to each shareholder entitled to vote thereat and to each shareholder entitled to notice as provided by law, in person or by mailing the same to his last address appearing on the records of the Bank at least seven days before the meeting. Any shareholder may waive notice of any meeting, and, by attendance at any meeting without protesting the lack of proper notice, shall be deemed to have waived notice thereof.

Section 4.    Persons Becoming Entitled By Operation of Law or Transfer.

Every person who, by operation of law, transfer or any other means whatsoever, shall become entitled to any shares, shall be bound by every notice in respect of such share or shares which previously to the entering of his name and address on the records of the Bank shall have been duly given to the person from whom he derives his title to such shares.

Section 5.    Quorum and Adjournments.

Except as may be otherwise required by law or by the Bank’s Articles of Incorporation, the holders of shares entitling them to exercise a majority of the voting power of the Bank shall constitute a quorum; provided that any meeting duly called, whether a quorum is present or otherwise, by vote of the holders of a majority of the voting shares represented thereat, may adjourn from time to time, in which case no further notice of the adjourned meeting need be given.

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DIRECTORS

Section 6.    Number.

The number of directors shall not be less than five. The number of directors may be determined by the vote of the holders of a majority of the shares entitled to vote thereon at any annual meeting or special meeting of the shareholders called for the purpose of electing directors, and when so fixed, such number shall continue to be the authorized number of directors until changed by the shareholders by vote as aforesaid.

Section 7.    Election of Directors.

At each meeting of the shareholders for the election of directors, the persons receiving the greatest number of votes shall be directors. Such elections shall be by ballot whenever requested by any person entitled to vote at such meeting; but unless so requested, such election may be conducted in any way approved at such meeting.

Section 8.    Director Eligibility.

No member of the Board of Directors shall serve as a member beyond his seventieth birthday.

Section 9.    Term of Office.

Directors shall hold office until the annual meeting of the shareholders next following their election and until their respective successors are elected and qualified, or until their earlier resignation, death or removal from office.

Section 10.    Vacancies.

Whenever any vacancy shall occur among the directors, the remaining directors shall constitute the directors of the Bank until such vacancy is filled or until the number of directors is changed as in Section 6 hereof. Except in cases where a director is removed as provided by law and his successor is elected by the shareholders, the remaining directors, by a vote of a majority of their number, may fill any vacancy for the unexpired term.

Section 11.    Quorum and Adjournments.

A majority of the directors in office at the time shall constitute a quorum, provided that at any meeting duly called, whether a quorum is present or otherwise, by vote of a majority of the directors present, may adjourn from time to time and place to place within or without the State of Ohio, in which case no further notice of the adjourned meeting need be given. At any meeting at which a quorum is present, all questions and business shall be determined by the affirmative vote of not less than a majority of the directors present, except as is otherwise authorized by Section 1701.60(A) of the Ohio Revised Code.

Section 12.    Organization Meeting.

Promptly after each annual meeting of the shareholders at which directors are elected, or each special meeting held in lieu thereof, the newly elected directors, if a quorum thereof is present, shall hold an organization meeting at the same place or at such other time and place as may be fixed by the shareholders at such meeting, for the purpose of electing officers and transacting any other business. Notice of such meeting need not be given. If for any reason such organization meeting is not held at such time, a special meeting for such purpose shall be held as soon thereafter as practicable.

Section 13.    Regular Meetings.

Regular meetings of the directors shall be held not less than quarterly, and may be held at such times and places within or without the State of Ohio as may be provided for in by-laws or resolutions adopted by the directors and upon such notice, if any, as shall be so required.

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Section 14.    Special Meetings.

Special meetings of the directors may be held at any time within or without the State of Ohio upon call by the President or by any two directors. Notice of each such meeting shall be given to each director by letter or telegram or in person not less than forty-eight (48) hours prior to such meeting. Any director may waive notice of any meeting, and, by attendance at any meeting without protesting the lack of proper notice, shall be deemed to have waived notice thereof. Unless otherwise limited in the notice thereof, any business may be transacted at any organization, regular or special meeting.

Section 15.    Compensation.

Directors shall receive such compensation for their services as the shareholders shall fix from time to time.

Section 16.    Committees.

The board of directors is authorized to create any committee of the board of directors, to consist of at least three directors, and to delegate to such a committee of the board of directors any authority of the board of directors, other than the authority to fill vacancies on the board of directors or on a committee of the board of directors. Any act or authorization of an act by a committee of the board of directors that is within the authority delegated to the committee shall be as effective for all purposes as an act by the board of directors.

OFFICERS

Section 17.    Officers Designated.

The directors, at their organization meeting or at a special meeting held in lieu thereof, shall elect a President, a Secretary, a Treasurer or Controller and, in their discretion, a Chairman of the Board, one or more Vice Presidents, an Assistant Secretary or Secretaries, an Assistant Treasurer or Controller, and such other officers as the directors may see fit. The Chairman of the Board shall be, and the other officers may, but need not be, chosen from among the directors. Any two or more of such offices other than that of President and Vice President, or Secretary and Assistant Secretary or Treasurer or Controller and Assistant Treasurer or Controller, may be held by the same persons, but no officer shall execute, acknowledge or verify any instrument in more than one capacity.

Section 18.    Tenure of Office.

The officers of the Bank shall hold office until the next organization meeting of the directors and until their successors are chosen and qualified, except in case of resignation, death or removal. The directors may remove any officer at any time with or without cause by a majority vote of the directors in office at the time. A vacancy, however created, in any office may be filled by election by the directors.

Section 19.    Chairman of the Board.

The Chairman of the Board, if any, shall preside at meetings of the directors and shall have such other powers and duties as may be prescribed by the directors.

Section 20.    President.

The President shall preside at all meetings of the shareholders, and in the absence of the Chairman of the Board shall also preside at meetings of the directors. The President shall be the Chief Executive Officer of the Bank unless otherwise determined by the directors, and shall have general supervision over its property, business and affairs, and perform all the duties usually incident to such office, subject to the direction of the Board of Directors. Unless otherwise determined by the Board of Directors, he shall have authority to represent the Bank at meetings of the shareholders of other corporations in which the corporation holds shares, and to execute on

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behalf of the Bank discretionary or restricted proxies. He may execute all authorized deeds, mortgages, bonds, contracts and other obligations, in the name of the Bank, and shall have such other powers and duties as may be prescribed by the Board of Directors.

Section 21.    Vice President.

The Vice Presidents shall have such powers and duties as may be prescribed by the Board of Directors or as may be delegated by the President or the Chief Executive Officer. In case of the absence or disability of the President or when circumstances prevent the President from acting, the Vice Presidents, in the order designated by the Board of Directors, shall perform the duties of the President, and in such case, the power of the Vice President to execute all authorized deeds, mortgages, bonds, contracts and other obligations, the name of the Bank, shall be coordinate with like powers of the President.

Section 22.    Secretary.

The Secretary shall attend and keep the minutes of all meetings of the shareholders and of the Board of Directors. He shall keep such books as may be required by the Board of Directors, shall have charge of the seal of the Bank and shall give all notices of meetings of shareholders and directors, provided however, that any persons calling such meetings may, at their options, themselves give such notice. He shall have such other powers and duties as may be prescribed by the Board of Directors or may be delegated by the President.

Section 23.    Treasurer or Controller.

The Treasurer or Controller shall receive and have in charge all money, bills, notes, bonds, stocks in other corporations and similar property belonging to the Bank and shall do with the same as shall be ordered by the Board of Directors. He shall keep accurate financial accounts, and hold the same open for inspection and examination by the Board of Directors. On the expiration of his term of office, he shall turn over to his successor, or the Board of Directors, all property, books, papers and money of the Bank in his hands. He shall have such other powers and duties as may be prescribed by the Board of Directors or may be delegated by the President.

Section 24.    Other Officers.

The Assistant Secretaries, Assistant Treasurers or Assistant Controllers, if any, and the other officers, in any, shall have such powers and duties as the Board of Directors may prescribe or the President may delegate.

Section 25.    Delegation of Duties.

The Board of Directors is authorized to delegate the duties of any officers to any other officer and generally to control the action of the officers and to require the performance of duties in addition to those mentioned herein.

Section 26.    Compensation.

The directors are authorized to determine or to provide the method of determining the compensation of all officers.

MISCELLANEOUS

Section 27.    Bond.

Any officer or employee, if required by the directors, shall give bond in such sum and with such security as the directors may require for the faithful performance of his duties.

Section 28.    Signing Checks and Other Instruments.

The directors are authorized to determine or provide the method of determining how checks, notes, bills or exchange and similar instruments shall be signed, countersigned or endorsed.

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Section 29.    Provisions in Articles of Incorporation.

These Regulations are to all times subject to the provisions of the Articles of Incorporation of the Bank (including in such term whenever used in these Regulations, amendments thereto).

Section 30.    Amendments.

These Regulations may be altered, changed or amended in any respect or superseded by new Regulations in whole or in part by the affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power of the Bank at an annual or special meeting called for such purpose or without a meeting by the written consent of the holders of record of shares entitling them to exercise two-thirds of the voting power with respect thereto. In case of adoption of any Regulation or amendment by such written consent, the Secretary shall enter the same in the corporate records and mail a copy thereof to each shareholder who would have been entitled to vote thereon and did not participate in the adoption thereof.

Section 31.    Indemnification of Directors and Officers.

The Bank shall indemnify any director or officer or any former director or officer of the Bank or any person who is or has served at the request of the Bank as a director, officer or trustee of another corporation, joint venture, trust or other enterprise (and his heirs, executors and administrators) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by because he is or was such director, officer or trustee, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to the full extent and according to the procedures and requirements set forth in the Ohio General Corporation Law, as the same may be in effect from time to time. The indemnification provided for herein shall not be deemed to restrict the right of the Bank to indemnify employees, agents and others as permitted by the Ohio General Corporation Law.

The Bank shall not indemnify any of its officers, employees or directors for any of the following: personal liability for damages to the Bank, its shareholders or other persons pursuant to Section 1107.11 of the Ohio Revised Code for knowingly violating or knowingly permitting any of the Bank’s officers, agents or employees to violate any provision of Chapters 1101 to 1127 of the Ohio Revised Code or damages pursuant to any successor law or other similar law of this state, any other state or the United States; civil penalties assessed against the officer, employee or director personally by the Superintendent of Financial Institutions or other regulatory authority of this state, any other state or the United States having jurisdiction over the Bank or any of its business; restitution pursuant to a cease and desist or similar order or supervisory action that is issued by the Superintendent of Financial Institutions or other regulatory authority of this state, any other state or the United States having jurisdiction over the Bank or any of its business; or the cost of defense against any action resulting in damages, civil penalties or restitution for which there can be no indemnification under this provision or resulting in any formal or informal supervisory action against the officer, employee or director personally that is issued by the Superintendent of Financial Institutions or other regulatory authority of this state, another state or the United States having jurisdiction over the Bank or any of its business.

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Exhibit C

Directors of the Surviving Corporation

Marty E. Adams

10 East Main Street

Salineville, OH 43945

Donald P. Hileman

221 South Church Street

Bowling Green, OH 43402

W. Granger Souder, Jr.

221 South Church Street

Bowling Green, OH 43402

Kevin T. Thompson

221 South Church Street

Bowling Green, OH 43402

Dewey VanHoose

4767 Munson Street, N.W.

Canton, OH 44718

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Exhibit D

Form of Falls Affiliate Agreement

                    , 2005

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “Affiliate” of Falls Bank (“Falls”), as that term is defined for purposes of Paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended (the “Act”).

Pursuant to the terms of the Agreement and Plan of Merger by and between Sky Financial Group, Inc. (“Sky”) and Falls dated as of June 21, 2005 (the “Merger Agreement”), providing for the merger of Falls with and into Sky (the “Merger”), and as a result of the Merger, I may receive Sky common shares (“Sky Common Shares”) in exchange for Falls common shares (“Falls Common Shares”) owned by me at the Effective Time (as defined and determined pursuant to the Merger Agreement). This letter is being delivered pursuant to Section 6.07 of the Merger Agreement. I represent and warrant to Sky that in such event:

A.    I will not sell, assign or transfer the Sky Common Shares that I receive as aforesaid in violation of the Act or the Rules and Regulations.

B.    I have carefully read this letter and the Merger Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Sky Common Shares, to the extent I feel necessary, with my counsel or counsel for Falls. I understand that Sky is relying on the representations I am making in this letter and I hereby agree to hold harmless and indemnify Sky and its officers and directors from and against any losses, claims, damages, expenses (including reasonable attorneys’ fees), or liabilities (“Losses”) to which Sky or any officer or director of Sky may become subject under the Act or otherwise as a result of the untruth, breach, or failure of such representations.

C.    I have been advised that the issuance of the Sky Common Shares issued to me pursuant to the Merger will have been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that since I may be deemed to be an Affiliate under the Rules and Regulations at the time the Merger was submitted for a vote of the shareholders of Falls, that the Sky Common Shares must be held by me indefinitely unless (i) my subsequent distribution of Sky Common Shares has been registered under the Act; (ii) a sale of the Sky Common Shares is made in conformity with the volume and other applicable limitations of a transaction permitted by Rule 145 promulgated by the Commission under the Act and as to which Sky has received satisfactory evidence of the compliance and conformity with said Rule, or (iii) a transaction in which, in the opinion of Sky’s General Counsel or Associate Counsel (or other counsel reasonably acceptable to Sky) or in accordance with a no-action letter from the Commission, some other exemption from registration is available with respect to any such proposed sale, transfer or other disposition of the Sky Common Shares.

D.    I also understand that stop transfer instructions will be given to Sky’s transfer agent with respect to any Sky Common Shares that I receive in the Merger and that there will be placed on the certificates for such Sky Common Shares, a legend stating in substance:

“The shares represented by this certificate have been issued or transferred to the registered holder as a result of a transaction to which Rule 145 under the Securities Act of 1933, as amended (the “Act”), applies.

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The shares represented by this certificate may not be sold, transferred or assigned, and the issuer shall not be required to give effect to any attempted sale, transfer or assignment, except pursuant to (i) an effective registration statement under the Act, (ii) a transaction permitted by Rule 145 and as to which the issuer has received reasonable and satisfactory evidence of compliance with the provisions of Rule 145, or (iii) a transaction in which, in the opinion of Sky’s General Counsel or Associate Counsel or other counsel satisfactory to the issuer or in accordance with a “no action” letter from the staff of the Securities and Exchange Commission, such shares are not required to be registered under the Act.”

It is understood and agreed that the legend set forth in Paragraph D above shall be promptly removed and any stop order instructions with respect thereto shall be canceled upon receipt of advice from Sky’s General Counsel or Associate Counsel, or other counsel satisfactory to Sky, that such actions are appropriate under the then-existing circumstances. Such advice of counsel shall be given promptly at no cost to such Affiliate, upon receipt of reasonably satisfactory evidence of compliance with Rule 145.

Very truly yours,

Date: , 2005
(Name of Affiliate)

(Please Print Your Name Here)

Accepted this day of , 2005	SKY FINANCIAL GROUP, INC.

By:

Name:

Title:

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ANNEX B

KEEFE, BRUYETTE & WOODS, INC.

SPECIALISTS IN FINANCIAL SERVICES

211 BRADENTON AVE.    DUBLIN, OH 43017

PHONE	FAX
614-766-8400	614-766-8406

September 26, 2005

Board of Directors

Falls Bank

3087 Graham Road

Stow, OH 44224

Dear Board Members:

You have requested our opinion as an independent investment banking firm regarding the fairness, from a financial point of view, to the stockholders of Falls Bank, (“Falls”), of the consideration to be paid to Falls shareholders in the merger (the “Merger”) between Falls and Sky Financial Group, Inc., an Ohio corporation (“Sky”). We have not been requested to opine as to, and our opinion does not in any manner address, Falls’s underlying business decision to proceed with or effect the Merger.

Pursuant to the Agreement and Plan of Merger, dated June 21, 2005, by and among Falls and Sky (the “Agreement”), at the effective time of the Merger, Sky will acquire all of Falls’s issued and outstanding shares of common stock. Falls shareholders will receive $17.50 per share in cash and stock.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. We are familiar with the market for common stocks of publicly traded banks, savings institutions and bank and savings institution holding companies.

In connection with this opinion we reviewed certain financial and other business data supplied to us by Falls, including (i) the Agreement (ii) Annual Reports for the years ended December 31, 2004, 2003 and 2002 (iii) regulatory reports filed with the FDIC for the quarter ended March 31, 2005 (iv) and other information we deemed relevant. We also discussed with senior management and directors of Falls, the current position and prospective outlook for Falls. We reviewed financial and stock market data of other savings banks and the financial and structural terms of several other recent transactions involving mergers and acquisitions of savings banks or proposed changes of control of comparably situated companies.

For Sky, we reviewed (i) Annual Reports for the years ended December 31, 2004, 2003 and 2002, (ii) unaudited financial statements for the quarter ended March 31, 2005, (iii) and other information we deemed relevant. We also discussed with members of the senior management team of Sky, the current position and prospective outlook for Sky.

For purposes of this opinion we have relied, without independent verification, on the accuracy and completeness of the material furnished to us by Falls and the material otherwise made available to us, including information from published sources, and we have not made any independent effort to verify such data. With respect to the financial information, including forecasts and asset valuations we received from Falls, we assumed (with your consent) that they had been reasonably prepared reflecting the best currently available estimates and

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judgment of Falls’s management. In addition, we have not made or obtained any independent appraisals or evaluations of the assets or liabilities, and potential and/or contingent liabilities of Falls. We have further relied on the assurances of management of Falls that they are not aware of any facts that would make such information inaccurate or misleading. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated.

In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger to Sky or the ability to consummate the Merger. Our opinion is based on the market, economic and other relevant considerations as they exist and can be evaluated on the date hereof.

Consistent with the engagement letter with you, we have acted as financial advisor to Falls in connection with the Merger and will receive a fee for such services. In addition, Falls has agreed to indemnify us for certain liabilities arising out of our engagement by Falls in connection with the Merger.

Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based on such other matters as we considered relevant, it is our opinion that as of the date hereof, the consideration to be paid by Sky in the Merger is fair, from a financial point of view, to the stockholders of Falls.

This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent, although this opinion may be included in its entirety in the proxy statement of Falls used to solicit stockholder approval of the Merger. It is understood that this letter is directed to the Board of Directors of Falls in its consideration of the Agreement, and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger.

Very truly yours,

/s/    Keefe, Bruyette & Woods, Inc.

KEEFE, BRUYETTE, & WOODS, INC.

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ANNEX C

Dissenters’ Rights under Sections 1701.84 and 1701.85

of the Ohio Revised Code

Section 1701.84. Persons Entitled to Relief as Dissenting Shareholders.

The following are entitled to relief as dissenting shareholders under section 1701.85 of the Revised Code:

(A)    Shareholders of a domestic corporation that is being merged or consolidated into a surviving or new entity, domestic or foreign, pursuant to section 1701.78, 1701.781, 1701.79, 1701.791, or 1701.801 of the Revised Code;

(B)    In the case of a merger into a domestic corporation, shareholders of the surviving corporation who under section 1701.78 or 1701.781 of the Revised Code are entitled to vote on the adoption of an agreement of merger, but only as to the shares so entitling them to vote;

(C)    Shareholders, other than the parent corporation, of a domestic subsidiary corporation that is being merged into the domestic or foreign parent corporation pursuant to section 1701.80 of the Revised Code;

(D)    In the case of a combination or a majority share acquisition, shareholders of the acquiring corporation who under section 1701.83 of the Revised Code are entitled to vote on such transaction, but only as to the shares so entitling them to vote;

(E)    Shareholders of a domestic subsidiary corporation into which one or more domestic or foreign corporations are being merged pursuant to section 1701.801 of the Revised Code.

Section 1701.85. Dissenting Shareholder’s Demand for Fair Cash Value of Shares.

(A)(1)    A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2)    If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

(3)    The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4)    In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

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(5)    If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B)    Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event,

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payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C)    If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D)(1)    The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a)    The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b)    The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c)    The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

(d)    The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2)    For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

(E)    From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

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